Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-184496

PROSPECTUS SUPPLEMENT
(To a Short Form Base Shelf Prospectus dated October 31, 2012)

August 9, 2013

VERIS GOLD CORP.
8,886,328 Common Shares

This prospectus supplement relates to: (i) up to 4,504,900 common shares (the "Warrant Shares") of Veris Gold Corp. (formerly known as Yukon-Nevada Gold Corp.) ("VG" or the "Company") issuable from time to time on exercise of 4,504,900 Unit Warrants (as defined below) expected to be issued by the Company pursuant to the Offering (defined below); (ii) up to 2,906,550 Warrant Shares issuable from time to time on exercise of 2,906,550 Flow-Through Warrants (as defined below) expected to be issued by the Company pursuant to the Offering; (iii) 733,733 Warrant Shares issuable from time to time on exercise of 733,733 of certain compensation options (assuming exercise of the full Over-Allotment Option (as defined below)) that may be issued by the Company to the Agents ("Compensation Options"), which Compensation Options may be exercised by the Agents (as defined below), at the option of the Agents, pursuant to the terms of the Agency Agreement (as defined below); (iv) up to 450,490 Warrant Shares issuable from time to time on exercise of 450,490 Unit Warrants that may be issued by the Company pursuant to the Over-Allotment Option (as defined below); (v) up to 290,655 Warrant Shares issuable from time to time on exercise of 290,655 Flow-Through Warrants that may be issued by the Company pursuant to the Over-Allotment Option; and (vi) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined below). See "Plan of Distribution."

The Company filed a preliminary prospectus supplement dated August 7, 2013 and a final prospectus supplement dated August 9, 2013 to its short form base shelf prospectus dated October 31, 2012 with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta and Ontario and in connection therewith a preliminary prospectus supplement dated August 7, 2013 and a final prospectus supplement filed as of August 9, 2013 to its registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") relating to the offering by the Company of units (the "Units") and flow-through units (the "Flow-Through Units"). The distribution of the Units and the Flow-Through Units is referred to herein as the "Offering".

Each Unit consists of one common share of the Company and one half of one common share purchase warrant (each whole warrant, a "Unit Warrant"). The Units will be issued at a price of $0.52 per Unit (the "Unit Offering Price"). The Units will separate into Unit Shares and Unit Warrants immediately upon issue. Each whole Unit Warrant shall entitle the holder thereof to acquire one Warrant Share at an exercise price of $0.60 per Warrant Share for a period of 36 months following the issuance of the Warrants, subject to adjustment in accordance with the terms of the Warrant Indenture.

Each Flow-Through Unit consists of one common share of the Company which qualifies as a "flow-through share" within the meaning of the Income Tax Act (Canada) (the "Tax Act") (the "Flow-Through Shares") and one half of one common share purchase warrant (each whole warrant, a "Flow-Through Warrant"). The Flow-Through Units will be issued at a price of $0.55 per Flow-Through Unit (the "Flow-Through Unit Offering Price"). The Flow-Through Units will separate into Flow-Through Shares and Flow-Through Warrants immediately upon issue. Each whole Flow-Through Warrant shall entitle the holder thereof to acquire one Warrant Share at an exercise price of $0.65 per Warrant Share for a period of 36 months following the issuance of the Warrants, subject to adjustment in accordance with the terms of the Warrant Indenture.

The Unit Warrants and the Flow-Through Warrants are collectively referred to herein as the "Warrants". The exercise price of Warrants was determined by negotiation between the Company and a syndicate of agents for the Offering (the "Agents").

The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "VG" and are quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "YNGFF". On August 8, 2013, the closing price of the common shares on the TSX was $0.50. The TSX has conditionally approved the listing of the Warrant Shares and the common shares issuable upon exercise of the Compensation Options on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before November 5, 2013.

An investment in the Warrant Shares bears certain risks. See "Risk Factors" in this prospectus supplement and the accompanying short form base shelf prospectus.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify in any of the provinces of Canada the distribution of the securities to which it relates.

The Warrant Shares to which this prospectus supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales. No Agent has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying short form base shelf prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Notice to United States Investors:

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been or will be prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of Warrant Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should read the tax discussions contained in the prospectus supplement and the accompanying base shelf prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are not resident in the United States, and that a substantial portion of the assets of the persons are located outside the United States.

Francois Marland, a director of the Company, resides outside of Canada. Although Mr. Marland has appointed the Company as his agent for service of process in each province of Canada in which the Warrant Shares are to be distributed, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Marland.

PROSPECTUS SUPPLEMENT

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Warrant Shares and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Warrant Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of registering the issuance of the Warrant Shares.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Warrant Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this prospectus supplement and the accompanying base shelf prospectus are references to Canadian dollars. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to U.S. dollars. See "Exchange Rate Information" in this prospectus supplement. The Company's consolidated financial statements that are incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are presented in United States dollars. No reconciliation to U.S. generally accepted accounting principles is anticipated for financial statements filed in accordance with IFRS.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying base shelf prospectus to "VG", the "Company", "we", "us" and "our" refer to Veris Gold Corp. and/or, as applicable, one or more of its subsidiaries. Unless the context otherwise requires, references to "Warrant Shares" include all of the common shares of the Company offered and registered hereunder.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States federal and state securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement and the accompanying base shelf prospectus have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral

Reserves ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or reserve and the issuer is not treating the historical estimate as a current mineral resource or reserve.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "'reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by VG in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

See "Preliminary Notes—Glossary of Abbreviations and Terms" in the Company's Annual Information Form for the fiscal year ended December 31, 2012, which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference into the base shelf prospectus, including, but not limited to, the Annual Information Form (as defined below), contain statements of forward-looking information within the meaning of applicable securities laws.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Forward-looking statements of the Company also include: the Company's intended use of proceeds from this Offering; the Company's expectations regarding potential for sustainable production from its third underground mine, Starvation Canyon; the Company's expectations that it will be able to start underground development of the Saval 4 portal at Jerritt Canyon from which it will be able to draw additional ores at comparable grade for at least another year; the Company's development plans for zone 1 in the SSX-Steer mine and its expectations that the Company could convert approximately another 400 ounces from inferred mineral resources into mineral reserves and that other portions of Jerritt Canyon's mineral resources will be converted into mineral reserves; that the Company's new tailings facility will extend the life of the facility for several years and bring the Company into compliance with current environmental standards; the Company's plans for ongoing exploration, including geophysical survey work and rill programs; the Company's believe that significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential; the Company's plans to partially re-open the wet milling facility at Jerritt Canyon; the Company's expectations regarding opportunities to reduce existing debt facilities; the Company's plans to continue to seek out financing, at favourable terms, to fund development and settle obligations as they become due; management's belief that further financing can be obtained in order to ensure that fully steady state mining operations are maintained which will ultimately provide ongoing positive cash flows; that the Company will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement; the Company's plans to continue to pursue third party toll milling contracts to secure delivery of between 500 and 1,500 tons per day of third party ore or 300 to 500 tons per day of concentrates, which will provide significant incremental cash flows and revenues; that if permitting is approved on a timely basis, the Company will be able to commence construction of the planned tailings facility in the Yukon Territory and commence mining upon its completion; the potential to expand the currently defined mineral reserves and resources proximal to the producing mines; the Company's intention to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill; that the focus of the 36 staked claims near Watson Lake, Yukon territory, based on preliminary historical geological work, will be silver; the Company's ability to ensure additional surety capacity as new mines and plan expansions develop in the future; the Company's expectations regarding its environmental capital expenditures and planned restoration expenditures for 2013; the Company's anticipation that full commissioning of the new tailings facility will occur in 2013 and that the original tailings facility will be taken out of operation and enter closure and reclamation; the expected timetable and process for the review of the Yukon Environmental and Socioeconomic Assessment Application; the Company's expectations with respect to the closure of the Jerritt Canyon Consent Decree; the Company's anticipation that strategies that successfully test treatment methods for RDA seepage may be incorporated into future designs for rock disposal areas; the Company's ability to satisfy the requirements of, and obtain, a new fully compliant and permitted Title V Air Quality Permit for its 2013 operations; Veris Gold U.S.A., Inc.'s forecast that 2013 gold production will be approximately 175,000 ounces by ramping up production to 1,200 tons per day from each of SSX-Steer and Smith mines; the Company's intention that it will retain its earnings, if any, to finance growth and development of its business and will not pay dividends or make other distributions in the near future; and the impact on the Company of its critical accounting estimates and recent accounting pronouncements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

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  our expected ability to meet all of the obligations under the forward gold purchase contracts we are a party to;

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  estimated operating costs and production;

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  estimated metal pricing, metallurgy, mineability, and marketability, together with other assumptions underlying the Company's resource and reserve estimates;

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  assumptions that all necessary permits and governmental approvals will be maintained;

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  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

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  our expectations regarding demand for equipment, skilled labour and services needed for exploration and mining of mineral properties; and

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  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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  risks related to the Company's ability to meet the obligations under the forward gold purchase contracts it is a party to;

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  uncertainty of estimates of operating costs and production;

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  uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability and marketability;

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  risks related to the Company's ability to maintain production and generate material revenues or obtain adequate financing for its planned production and exploration activities;

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  risks related to the Company's ability to finance the development of its mineral properties through operating cashflows, external financing, strategic alliances, the sale of property interests or otherwise;

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  credit, liquidity, interest rate and currency risks;

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  risks related to market events and general economic conditions;

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  uncertainty related to inferred mineral resources;

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  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

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  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

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  the risk that permits and governmental approvals necessary to operate mines on the Company's properties will lapse and not be renewed;

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  commodity price fluctuations;

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  risks related to governmental regulation and permits, including environmental regulation;

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  risks related to the need for further reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

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  uncertainty related to title to the Company's mineral properties;

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  risks related to the issuance of debt;

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  the Company's history of losses and expectation of future losses;

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  risks related to default under the Company's convertible notes;

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  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

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  the Company's need to attract and retain qualified management and technical personnel in a competitive mining market;

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  risks related to the Company's current practice of not using hedging arrangements;

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  risks related to conflicts of interests of some of the directors of the Company;

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  risks related to global climate change;

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  operating hazards and risks;

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  risks associated with dilution;

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  risks related to environmental liability;

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  risks related to the possibility that the Company is a passive foreign investment company;

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  uncertainty associated with enforcing civil liabilities of the Company and its directors and officers in Canada; and

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  risks related to adverse publicity from non-governmental organizations.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's annual information form, base shelf prospectus and this prospectus supplement under the heading "Risk Factors" and elsewhere.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended December 31
				Three Months Ended March, 2013
	2012	2011	2010
Rate at the end of period	0.9949	0.9833	1.0054	1.0156
Average rate during period	0.9995	1.0110	0.9709	1.0089
Highest rate during period	1.0418	1.0583	1.0054	1.0314
Lowest rate during period	0.9710	0.9430	0.9278	0.9839

On August 8, 2013, the exchange rate for the Canadian dollar, as expressed in U.S. dollars based on the Bank of Canada noon rate, was $1.0348 per US$1.00.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Warrant Shares. You should carefully read the entire prospectus supplement and accompanying base shelf prospectus, including the sections titled "Risk Factors" in this prospectus supplement and the accompanying base shelf prospectus, as well as the documents incorporated by reference into this prospectus supplement and accompanying base shelf prospectus, before making an investment decision. This prospectus supplement and accompanying base shelf prospectus contain forward-looking statements concerning the Company's plans at its properties, timelines, capital costs, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company's results to differ from those expressed or implied by the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements".

Summary Description of the Business

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River and Silver Valley properties in the Yukon Territory.

Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines.

On April 6, 2013, the Company announced commencement of production at its third underground gold mine at Jerritt Canyon. The Company produced approximately 18,400 tons of ore averaging 0.15 once per ton, per month, during the development phase and ramped up to 1,000 tons per day in June. The long term targeted mining rate is 600 tons per day averaging 0.24 ounce per ton.

On April 12, 2013, the Company entered into a senior unsecured promissory note which was amended on May 15, 2013 (the "2013 Note") with a principal sum of US$10,000,000. The 2013 Note bears an interest at a rate of 9% per annum and will mature on December 12, 2013. In connection with the 2013 Note, the Company issued 3,400,000 five-year common share purchase warrants with an exercise price of $1.80 per warrant, subject to adjustment if the Company issues common shares for an issue price below the $1.80 exercise price or below the five day volume weighted average trading price of the Company's common shares at the time of issuance. In connection with the 2013 Note transaction, the Company also paid a finder's fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. ("Casimir") and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the closing date of the 2013 Note.

The 2013 Note provides that from and after the maturity date or at the election of the holder after an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the 2013 Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of (a) US$0.50, provided that if the US$0.50 floor price would cause the holder's ownership interest in the Company to be greater than 19.9% of the Company's issued and outstanding common shares, the floor price shall be the price that would cause the holder's ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company's common shares discounted by 10% per share. The ability of the holder to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion.

In addition, in connection with the amendment of the 2013 Note, the Company issued to the holder an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

The Company intends to use the proceeds of the 2013 Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013 at approximately 300 tonnes per day and start underground development of the Saval 4 portal, both located on its Jerritt Canyon property in Nevada.

On April 23, 2013, the Company announced the appointment of two new team members to the management of the Company: Mr. Robert L. Chapman as President of the Company and Ms. Joanne C. Jobin as Vice-President, Investor Relations.

In May, 2013, the Company announced the departure from the Company of Randy Reichert, Chief Operating Officer and Co-Chief Executive Officer. As a result of this departure, Mr. Shaun Heinrichs assumed the role of Interim Chief Executive Officer in addition to his role of Chief Financial Officer. In June, 2013, Mr. Reichert also resigned as director of the Company. On June 21, 2013, the Company issued a press release in response to the Notice of Civil Claim filed on behalf of Mr. Reichert, which alleges that Mr. Reichert was wrongfully dismissed by the Company. The Company denies all allegations made by Mr. Reichert and is vigorously defending the claim.

On July 24, 2013, the Company announced that it has entered into a toll milling agreement with Newmont USA Limited, a subsidiary of Newmont Mining Corp. ("Newmont"), to process ore at the Company's Jerritt Canyon mill complex, operated by Veris Gold USA Inc., a wholly-owned subsidiary of the Company. Under the terms of the toll milling agreement, which ends December 31, 2014, Newmont will deliver up to 45,000 short tons of ore per month produced from Newmont Mines in Nevada to the Jerritt Canyon Mill for processing. The ore will be batch processed and provide the Company with additional flexibility in processing ores from its three Jerritt Canyon underground gold mines. Newmont will pay a toll milling fee to the Company that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore, while lowering overall cash costs. On July 31, 2013, the Company announced that it had received the first delivery of ore from Newmont.

On July 29, 2013, the Company announced it has been authorized by the Nevada Division of Environmental Protection to initiate the discharge of tailings into the brand new state-of-the-art tailings facility ("TSF-2") at Jerritt Canyon. Concurrent with the transition to the new TSF2, the Company will initiate closure of the old tailings facility ("TSF-1"), a facility constructed more than 30 years ago with pollution controls consistent with the requirements at that time. The transition to TSF-2 addresses concerns voiced by state and federal environmental agencies regarding TSF-1. Discharge of tailings slurry to TSF-1 will cease by the end of 2013 so that reclamation, supported by the exiting bonding held by the Company, can commence in the following year.

On July 31, 2013, the Company announced that it had commenced blasting the Company's fourth underground mine, the Saval 4 Gold Mine, located at the western end of the Saval Canyon open pit that was mined from 1994 to 1997. The Saval 4 Mine is expected to add an estimated additional 300 tons per day of processed ore to the Company's Jerritt Canyon operations. Production from Saval 4 is expected in the fourth quarter of 2013. The Company further announced that, on July 29, 2013, it had celebrated the official opening and commissioning of the Starvation Canyon Gold Mine with an on-site ribbon cutting ceremony. Over 100 invited guests joined the Company in the celebration that included local government dignitaries, industry suppliers, representatives of local mining companies, local media and employees of the Company. The Starvation Canyon Gold Mine, located at the southern end of the Jerritt Canyon property, is the Company's third operating underground gold mine and its mined ore is being processed at the Jerritt Canyon mill complex. Starvation Canyon commenced development in November 2012 and came into production in April 2013.

See "The Company" in the accompanying base shelf prospectus for more information regarding the Company, its properties and recent developments.

Description of Jerritt Canyon Gold Mine

Veris Gold Corp. commissioned the preparation of a Canadian National Instrument 43-101 ("NI 43-101") compliant Technical Report update on its 100% owned Jerritt Canyon operating gold mine property north of Elko, Nevada which was prepared by Todd Johnson P.E., Vice President Exploration, Veris Gold Corp., Mark Odell, P.E., Consulting Mine Engineer, Practical Mining LLC, Karl Swanson, Mining Consultant, SME, MAusIMM, Michele White, Geologic Consultant, CPG#11252 AIPG, and John Fox, P. Eng., Consulting Metallurgist.

Veris ownership of the Jerritt Canyon property began on June 20, 2007, when Queenstake Resources Ltd. merged with YGC Resources Ltd. to form Yukon Nevada Gold Corp. As part of this merger the latter company acquired the wholly-owned subsidiary of Queenstake Resources USA, Inc. ("Queenstake"), which owns and operates the Jerritt Canyon Mine in northern Nevada. As of October 5, 2012, YNG changed its name to Veris Gold Corp. In January of 2013, Queenstake Resources USA, Inc. changed their name to Veris Gold USA, Inc. ("VUSA").

In summary, the Jerritt Canyon Mine is owned and operated by VUSA, a wholly owned subsidiary of Veris. The technical report was prepared for Veris and reflects the most recent resource and reserves based on data produced through December 31, 2012. The effective date of the Company's most recent technical report is December 31, 2012 and it was filed on SEDAR as of July 11, 2013 (the "Technical Report").

Jerritt Canyon contains over 22 separately exploited Carlin-Type sediment-hosted deposits that have either been mined from open pit and/or underground methods and, since 1981, processed at the property or are intact and never previously mined and part of the December 31, 2012 Mineral Resources and/or Reserves. The Jerritt Canyon processing plant since July 1981 has produced over 8.0 million ounces of gold primarily from ores originating from the Jerritt Canyon property.

Certain of Newmont's ores and stockpiles have been processed at the Jerritt Canyon processing plant. Newmont USA Limited's ("Newmont") original Carlin Deposit discovered in the early 1960's lies approximately 34 miles (55 km) southwest of the operating SSX-Steer underground mine at Jerritt Canyon.

The Jerritt Canyon Carlin-Type deposits occur in a north-northeast trending mineralized belt called the Independence trend. The primary host rock for the Jerritt Canyon Carlin-Type deposits is the Silurian and Ordovician Hanson Creek Formation with much less mineralization hosted in the overlying Devonian and Silurian Roberts Mountain Formation. Dike rocks locally contain ore grade gold mineralization but are volumetrically insignificant relative to the sedimentary rock hosted ore materials.

The Jerritt Canyon sulfide ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated as free grains with organic carbon in the host rock. The permitted and operating on-site Jerritt Canyon processing facility contains crushing and grinding circuits, two parallel, two-stage oxygen fluid-bed Dorr Oliver roasters (commissioned in 1989), a cyanidation circuit, and a refinery. The processing plant has a maximum capacity of 1.5 million tons per year. The roaster helps oxidize the refractory ores for subsequent cyanidation and has a currently permitted capacity of 250 tons per hour (6,000 tons per day) which is the engineering design capacity.

Underground mining production in 2012 at the property was from the Smith and SSX-Steer mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2012 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by both VUSA staff and separate SMD crews. Exploration and development (resource conversion) drilling was active at Smith and SSX-Steer in 2012 using one contract diamond drill. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012.Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of the year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company's Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

Mineral Resource estimate

The December 31, 2012 Mineral Resources at Jerritt Canyon are contained within 6 open pits including Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window, and 6 underground areas including Murray, Smith, SSX (including West Mahala), Saval, Starvation Canyon, and Winter's Creek. The recently revised underground mineral resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging estimation methods. Block modeling techniques incorporate 5x5x5 ft. block sizes within the digitized grade shells.

Measured Resources as of December 31, 2012 total 4511 ktons averaging 0.198 opt Au containing 891.7 koz. Indicated Resources as of December 31, 2012 total 7,932 ktons averaging 0.171 opt Au containing 1,359.4 koz. Combined Measured and Indicated Resources as of December 31, 2012 total 12,443 ktons at 0.181 opt Au, containing 2,251.1 koz. There is an additional Inferred Resource of 3,845 tons at 0.170 opt Au, containing 653.2 koz. Resources were determined using a US$1,620/oz two-year average trailing gold price.

For this Technical Report, new drilling information for the open pit resources has been included for the Saval and Burns Basin open pits. Also for this Technical Report, new drilling information for underground resources has been included for Starvation, Smith and SSX underground mines.

One of the independent contributory authors of the Technical Report conducted a January 2013 database audit of assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling. There was very little surface drilling in 2012. This database audit reviewed between 5 to 25 percent of the actual records and concluded excellent correlation between certified sampling results and the database as discussed below. The results of this audit commend the 2013 database for use in the new resource and reserve estimates listed below.

Jerritt Canyon mineral resources including reserves—December 31, 2012

Area	Measured kt	Measured opt	Measured koz	Indicated kt	Indicated opt	Indicated koz	Measured + Indicated kt	Measured + Indicated opt	Measured + Indicated koz	Inferred kt	Inferred opt	Inferred koz
Open Pit												
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	—	—	—	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	—	—	—	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	—	—	—
Open Pit Resource	*144*	*0.128*	*18.3*	*1,654*	*0.084*	*139.3*	*1,798*	*0.088*	*157.6*	*216*	*0.082*	*17.8*
Underground												
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	—	—	—	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	*4,367*	*0.200*	*873.4*	*6,278*	*0.194*	*1,220.1*	*10,645*	*0.197*	*2,093.5*	*3,629*	*0.175*	*635.4*
Resource Total	**4,511**	**0.198**	**891.7**	**7,932**	**0.171**	**1,359.4**	**12,443**	**0.181**	**2,251.1**	**3,845**	**0.170**	**653.2**

Notes:

(1)
Mineral Resources that are not mineral reserves do not have demonstrated economic viability;
(2)
Open Pit Mineral Resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)
Open Pit Mineral Resources include 5% mining losses and 5% dilution;
(4)
Underground Mineral Resources are constrained to 0.10 opt grade shells and occur outside existing asbuilts workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and
(5)
Underground Mineral Resources include 5% mining losses and 5-10% dilution.

Mineral Reserves estimate

Mineral Reserves as of December 31, 2012 are listed below. The following parameters were used to determine Mineral Reserves for each area:

  •
  A three-year average trailing gold price of $1,490 per ounce

  •
  Grade dependent gold recoveries varying from 75% to 90%

  •
  $0.40 per ounce refining charges

  •
  Open pit cut off grades vary from a low of 0.043 to 0.046 opt

  •
  Underground cut off grades vary from 0.106 to 0.116 opt.

Jerritt Canyon mineral reserves—December 31, 2012

The reserves listed above are a subset of the resources listed in the first table. Dewatering of some of the Smith, West Mahala and Murray reserve areas that lie below the water table will be required. The operating and capital costs at these mines contain provisions for construction and operation of the dewatering systems. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF-1) and from fresh water supply wells. With the replacement of TSF-1, the source of seepage water will gradually diminish and ultimately will no longer be available. Mine dewatering operations will replace the TSF-1 seepage over time. A water treatment plant and rapid infiltration basin (RIB) will be required to dispose of dewatering in excess of the 700 gpm process water requirement.

From January 1, 2012 to December 31, 2012 Jerritt Canyon processed 978 ktons of ore containing 127.7 kozs from Smith, SSX and stockpile sources (Hofer, W. 2013). During the year all ores processed at Jerritt Canyon were from onsite sources and no ore from offsite was processed.

Reserve additions net of depletion total 84 koz relative to the previous NI 43-101 report and the gains are concentrated at the Starvation and Smith underground mines with lesser additions at Burns Basin open pit. Stockpile reserves decreased by 44 koz due to depletion and reclassification based on a trenching sampling program conducted in 2012. Reserves at the SSX-Steer underground (including West Mahala) and Murray underground decreased slightly.

Conclusions

The six year Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon mine operation. In 2013 ore will be sourced from the Smith and SSX underground mines, two new underground mines at Starvation Canyon and Saval, and low grade ore stockpiles.

Recommendations

Additional ore sources need to be developed at the Saval Underground and Burns Basin Pit during the next two years to enhance production and replace the stockpile ores as they are depleted. Reopening of the Murray underground mine and adding to open pit reserves will be required to maintain processing rates at the desired level over the 6 year reserve life.

Resource conversion near the existing and planned underground workings should remain a drilling priority. Conversion of resources near the planned open pits could also significantly add to the project life and economics.

Dewatering will be necessary to recover 234 koz of the current reserves located in the Smith, SSX and Murray mines. Engineering and permitting of the dewatering facilities must be a high priority to ensure these reserves are available when needed.

Mining operations can implement more economical mining plans including raising the cutoff grade and including inferred resources in the LOM plan. The processing of third party toll milling ores to increase and maximize the mill capacity would also help lower the operating cost per ton and increase revenue but cannot be included in the present Cash flow Analysis due to NI 43-101 rules that limit this work to reserve materials sourced from the Jerritt Canyon property.

Property description and location

Property description

The Jerritt Canyon property is located primarily on private land controlled by VUSA, and public land administered mostly by the United States Forest Service ("USFS") and some by the United States Bureau of Land Management ("BLM"). The land position covers over 119 square miles. The Jerritt Canyon Mine has been an operating gold property since 1981 with two currently active underground mines: SSX-Steer and Smith, which have been in production since the end of 2011. Mining at Smith has been conducted by a contract mining service since early 2010. Mining at the SSX-Steer mine has been conducted by Veris staff since the fourth quarter of 2011. The mines produce feed for a process plant located at the site, which includes 2 roasters and a carbon-in-leach ("CIL") circuit. The project also consists of three non-operating underground mining areas (Murray, MCE, and West Generator); rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities. Exploration and drilling is ongoing at the property to add additional resources and reserves.

Property location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41o 23' North, Longitude 116o West. The property is accessed by paved State Highway 225 going north of Elko for about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing a Trimble base receiver for reference corrections) with a horizontal accuracy of ±0.5 cm and a vertical accuracy of ±1 cm.

Status of mineral titles

The property is 100% owned and operated by VUSA, which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. VUSA is a wholly owned subsidiary of Veris. Claim details were discussed with the VUSA Land Manager as of April 19, 2013.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Veris. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

As of December 31, 2012, Veris owns 2,851 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Veris leases 278 claims and 11,271 acres of fee land with mineral rights. All Jerritt Canyon property claims expire on September 1, 2013 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,851 Veris-owned claims are $400,400 ($140 per claim), whereas the 278 leased claims are $38,920 (also at $140 per claim). A contributing author to the Company's Technical Report, has reviewed the lease agreements and Jerritt claim map and finds them to be current and in good order.

Land and claim summary for Veris Gold USA's Jerritt Canyon Project

Land Status	No. Claims	Acres

Owned Claims	2,851
Leased Claims	278

Total Claims	3,129

Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271

Total Acres		24,715

Veris controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2012 varied by location and was as much as 6 percent of net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

General location map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
ELKO
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
HUMBOLDT
JERRITT CANYON MINE
INDEPENDENCE MTNS.
TUSCARORA MTNS.
THOUSAND SPRINGS
WELLS
DEETH
HALLECK
ELKO
LANDER
EUREKA
VALMY
DUNPHY
BATTLE MOUNTAIN
CARLIN
PALISADE
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
SPRING CREEK
RUBY VALLEY
GOLD ACRES
WHITE PINE
EUREKA
MILES
0 10 20
N
OREGON IDAHO UTAH
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
NYE
LINCOLN
CLARK
MINERAL
ESMERALDA
LYON
DOUGLAS
CALIFORNIA
ARIZONA

VERIS GOLD

Jerritt Canyon Property, Elko County, NV

General Location Map of the Jerritt Canyon Mine

Date: June 2, 2011 Approved by: TJ

General land map of the Jerritt Canyon property with model areas

Accessibility, climate, vegetation, physiography, local resources and infrastructure

Access to the site

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on VUSA controlled land.

Climate

The climate is temperate with winter temperatures between 0o and 40o Fahrenheit and summer temperatures between 35o and 90o. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

Physiography

Jerritt Canyon Mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

Local resources and infrastructure

Elko, Nevada with a population of 18,300 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

Power to the mine site is purchased from Nevada Energy through a 125kV, 3-phase transmission line. Cost of electrical power is approximately US$0.066/kWh.

A new natural gas pipeline has recently been installed to the south of the property by another company. Veris is examining opportunities to use natural gas to help power some of the mine facilities.

There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a "dirty" water source consisting of the tailings storage facility 1 (TSF-1) seepage collection system that has contributions from 90 small diameter water wells around the TSF-1, four seepage collection trenches, and three embankment blanket drains that collectively produce 1,000 gpm; and (2) a cleaner water source from two deep water wells that are each capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF-1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon Mine are from permitted and certificated water rights held by Veris and regulated by the Nevada Division of Water Resources.

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Veris. In addition, there is sufficient space to place the planned Tailings Storage Facility 2 (TSF-2) and Water Storage Reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond.

History

Mining history

Prospectors explored for antimony in the 1910's. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970's there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently, five different underground mines have been operated at Jerritt Canyon over the years. West Generator Murray and MCE are now closed. Underground mining at the SSX-Steer complex started in 1997, was temporarily stopped in August 2008, and was restarted in October 2011. Underground mining at Smith started in 1999, was temporarily stopped in August 2008, and reopened in February 2010. The MCE underground mine was shut down in 2004, whereas the Murray underground mine was shut down in 2006. The new Steer mine portal, now a part of the SSX complex, was constructed in 2004.

Production history

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently Underground Mining was initiated at Murray, SSX, MCE and Smith. Currently only the Smith and SSX mines are operating.

On August 8, 2008, VG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Department of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart, the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake (now VUSA) completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 with directives to design a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mine Development (SMD). Underground mining at SSX-Steer Complex recommenced in early October using Queenstake staff. Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The "remote" stockpiles are located in piles away from the processing facility and require hauling to the process plant while the "mill" stockpiles are located near the processing facilities.

Since its inception from July 1, 1981 to year-end 2012, the Jerritt Canyon Mill has produced 7.97 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Veris internal reports indicate the total 2012 and 2011 mill production from Jerritt Canyon ores (including Jerritt Canyon stockpile and Newmont ores at 978,262 and 599,555 dry tons containing 105,627 and 73,823 ounces, respectively.)

Veris records indicate the 2010 and 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 628,418 and 224,618 tons with 89,238 and 32,131 ounces of recovered gold attributed to the operation respectively. Cash operating costs were high in 2008 due to mill shut downs in the early part of the year and the mine shut down on August 8, 2008.

Historical mineral resource and reserve estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during VUSA's ownership, as documented in NI 43-101 filings are given below.

Historic measured and indicated mineral resources, including reserves

Notes: data relates to historic measured and indicated resources during VUSA's ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

Historic inferred resources are listed below.

Historic inferred mineral resources

Notes: Data relates to historic inferred reserves during VUSA's ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The historic proven and probable reserves at Jerritt Canyon during VUSA's ownership, as documented in NI 43-101 filings are given below.

Historic proven and probable mineral reserves

Notes: Data relates to historic proven and probable reserves during VUSA's ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt, SRK Consulting, Practical Mining LLC, and Veris and are therefore viewed by the primary author of the Company's more recent technical report, Todd Johnson (QP), as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 6,056.9 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 12,289.5 kt.

Geological setting and mineralization

Regional geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanic rocks and intrusive dikes. Much of this data was previously presented in other published reports (Jones, 2005; McMillan, 2005; Daly et al., 1991) and is still considered to be relevant.

The Technical Report authors have reviewed the geological information in the drill hole databases and finds the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deems them adequate for use in the present resource and reserve work.

There are four distinct Paleozoic sedimentary assemblages in the district characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

  •
  The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

  •
  The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

  •
  The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

  •
  The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

The Paleozoic sequences are cross-cut by Pennsylvanian basalt dikes, Eocene basalt-quartz monzonite dikes, and Miocene basalt dikes. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

The geological chronology of regional structural event important to deformation and mineralization of rocks in the Jerritt Canyon district is complex with several regional deformation events being evident in the mines. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

Local geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. Gold mineralization is typically enriched along this discontinuity. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting.

Deposit types

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks.

Gold in the Jerritt Canyon ore deposits occurs as free particles of inter-granular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

In addition, the planned 2012 exploration program focuses on drilling resource conversion holes both proximal to the Smith and SSX-Steer underground mine infrastructure (underground workings), in the planned Starvation Canyon underground mine, and in open pit resources that have the best potential to advance into potential production. The drilling will be focused along well known mineralized trends (defined by previous drilling, mapping, geophysics, or soil/rock surface sampling) with adjacent in-place infrastructure (underground workings and/or access roads or mining facilities) in order to have the best chance of adding potential new resources and reserves. This will allow the Company to potentially keep feeding ore to the processing facility at Jerritt Canyon well into the foreseeable future. The drilling methods to be employed at Jerritt Canyon incorporate reverse circulation and diamond types which have been proven to work well at other northern Nevada Carlin-Type deposits.

Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hanson Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The ore zones form along well-defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favorable stratigraphic unit and/or local thrust and/or high-angled fault intersection controls. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in pyrite, and as free grains in carbonaceous-rich carbonate and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon, pyritization, and decalcification.

Mineralization characteristics in the main work areas are described below. Zone numbers in the following descriptions refer to mining areas that are presented in the current report or the SRK year-end 2007 Technical Report.

SSX-Steer Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007, a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990's following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

Saval Mine and Saval 4

Previous mining at Saval has included both open pit mining (1994-1997) and small-scale underground mining from 2004 to 2006 in the high wall of the Saval 2 pit. Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of Zone 5 at SSX.

Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface. Saval contains gold mineralization that has been recently remodeled with both 0.01 opt Au grade shells and 0.10 opt gold grade shells.

The Saval 4 underground resource is a relatively steep and vertically extensive high-grade zone that lies within the Saval horst beneath a splay fault of the Sheep Tank fault. It is interpreted that the intersection of west-northwest trending faults that bound the horst with northeast trending faults helped form this resource. The Saval 4 underground mine development is targeted to commence in Quarter 3 of 2013.

Smith Mine

The Smith Mine, accessed from near the bottom of the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 a separate portal was developed to access mineralization in the east high wall of the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault.

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal.

The East Dash deposit lies approximately 1,800 feet southeast of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. This mineralization is fairly flat lying and is hosted mostly at the contact between the Hanson Creek II and III units. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. Some 2011 drill holes tested the mineralization extent of the East Dash deposit.

The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet. The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet. The depth of the mineralization ranges from near surface at the Dash Pit to 1,200 feet below the surface to the south and east.

Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50o to 60o to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Mineralization previously mined at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous and range from 500 to 2,500 feet in length. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep. The groundwater table at this former mine currently lies at approximately 6,100 feet in elevation; no dewatering wells are active at Murray today.

Remaining mineralization making up the current resource at Murray has been remodeled as multiple 0.10 opt Au grade shells occurring in an area up to 1,500 feet long immediately west (and south) of the existing underground workings. These grade shells range in size from 100 to 800 feet long, 20 to 230 feet wide, and 5 to 40 feet thick and are located on a sub-horizontal to gently to moderately westerly dipping anticlinal fold limb.

Mineralization in Zone 9 is included in the recently remodeled Murray resource. This mineralization is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues; some of this mineralization has been added back to reserves this year based on more favorable mining economics. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization at Zone 9 is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Starvation Canyon

Starvation Canyon occurs in the southern half of the Jerritt Canyon property. Gold mineralization at Starvation Canyon occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone unit III of the Hanson Creek Formation, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

The mineralized zone at Starvation Canyon trends northwest for a length of 1,500 feet and a width ranging from 150 to 400 feet. The mineralized trend has a thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface. The reserves and resources at Starvation Canyon lie above the groundwater table. Recent surface drilling in 2011 included infill drilling and geotechnical diamond drilling to help update the mine design. The Year-End 2012 Starvation Canyon resources and reserves includes all 2011 drill hole assay results. The Starvation Canyon underground mine development started in November 2012 and the mine was officially opened in early April 2013.

West Mahala

The West Mahala mineralized zone lies between the Smith Mine to the east and the SSX Mine to the west and is hosted at the contact between the Roberts Mountain and Hanson Creek Formations. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

Two main pods of mineralization make up most of the resource at West Mahala. One of the mineralized pods (Zone 1) is located just east of the existing SSX-Steer underground workings that strikes northwest and is approximately 900 feet long. This pod has been modeled with 4 separate, stacked 0.10 opt Au grade shells ranging from 5 to up to 60 feet thick.

The northeastern pods of mineralization (Zone 9) were modeled as two separate, continuous, gently westerly dipping and stacked 0.10 opt Au grade shells and are approximately 1,100 feet long by up to 850 feet wide by 5 to 40 feet thick and are open to the west, east, and south. Mineralization in theses pods trends east-west with continuity ranging from 400 to 1,100 feet in length. The majority of the resources at West Mahala lie below the groundwater table.

Wright Window

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization in the resource occurs in several zones. The west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade eastern zone is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

Pie Creek

Gold mineralization at Pie Creek occurs in a series of near-surface zones in the head of Pie Creek drainage on the east flank of Wheeler Mountain in the southern half of the Jerritt Canyon property. Indicated and inferred resources have been included in the block model and are shallow enough (<200 feet in depth below the surface) for consideration of open pit mining. The main pod of mineralization is about 800 feet long, dips moderately to the southeast at about 30°, and is 20 to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit 3 of the Silurian-Ordovician aged Hanson Creek Formation (SOhc3) and is probably controlled by northeast-trending faults. Three other smaller mineralized pods are also hosted in the same rock unit but strike northwest and dip moderately to the north. The main mineralized pod occurs between two mineralized northwesterly cross structures.

Mill Creek

Gold mineralization at Mill Creek occurs in a small, near-surface zone located just down the hill from a mineralized zone previously mined by a series of small open-pits. The modeled remaining intact mineralized zone is about 400 ft across, dips moderately to the north at about 400, and varies from 20 to 70 ft in cross-sectional thickness. Mineralization is hosted in unit three of the Silurian-Ordovician aged Hanson Creek Formation (SOhc) and is localized in a structural wedge between intersecting east-west and northeast trending faults that down-drop Hanson Creek unit three against unit four. These faults splay off of the nearby major northeast-trending Mill Creek fault. The Mill Creek fault is of high displacement and cuts diagonally across the district, forming the western boundary of three major lower plate carbonate rock windows.

Road Canyon

Potentially economic mineralization at Road Canyon occurs in a thin, near or at surface body 10 to 25 feet thick hosted in colluvial material. This mineralization occurs over several hundred feet in length on a moderately sloped hillside. The modeled mineralization is interpreted as the weathered remains of a bedrock gold zone with some amount of downslope movement.

This mineralization was modeled in Vulcan as four separate 0.01 opt Au grade shells. A much lighter tonnage factor of 17.5 ft3/ton was used for the grade shell closest to the surface instead of the standard 12.6 ft3/ton in order to better represent swelling and pore space in the unconsolidated material. The unconsolidated material in the near surface mineralization could be potentially scraped or bulldozed in mining.

Burns Basin

The Burns Basin area was previously open pit mined from 1988 to 1998. Gold mineralization that comprises the intact open pit and underground resources is mostly hosted at the contact zone between the Roberts Mountain Formation and the Hanson Creek Formation, and locally between the Hanson Creek III and IV units on a gently easterly dipping anticlinal fold limb. The remodeled 0.01 opt gold grade shells that make up the bulk of the Burns Basin resource are continuous to semi-continuous, locally stacked shapes ranging from 125 to 3,400 feet long, 40 to 1,360 feet wide, and 20 to 100 feet thick.A significant amount of fill has been placed in portions of the Burns Basin pits, some of which is classified as municipal solid waste and debris from crates, cartons, and perhaps demolition of equipment.

A total of 61 surface drill holes were completed at Burns Basin in 2011 to help delineate and extend detection of the gold mineralization. The assays of these 2011 drill holes were not received in time to be included in the Year-End 2011 resource but have been included in the current Year-End 2012 Mineral Resource and Reserve.

California Mountain

Mineralization in the California Mountain area is located north and west of the existing California open pit that was mined from 1993 to 1994. Mineralization is hosted both in the Roberts Mountain Formation near the upper contact with the Hanson Creek Formation, and within unit III of the Hanson Creek Formation. Other mineralization lies on a northeastern mineralized trend. No resources or reserves from California Mountain have been included in the Year-End 2012 tables.

Exploration

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900's. FMC Corporation, (exploring for antimony in the 1970's), discovered gold occurring in similar habit to occurrences observed in the nearby Carlin trend. In 1976, FMC, (then Meridian Mining), formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980's and 1990's, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999.

Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990's by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970's. In the last few years until Queenstake's (now VUSA) acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake and now VUSA have recently increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007, 2008, and 2011 was targeted toward further definition and expansion of the resource.

Surface exploration drilling and underground core drilling, which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, AngloGold, shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented in Section 10 "Drilling and sampling methodology." After the acquisition of Jerritt Canyon in mid-2003, Queenstake/VUSA started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake Ltd and YGC in June 2007 up to the August 2008 mine shut down.

Veris has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

  •
  2003: 280,151 feet of underground and surface RC and Core Drilling;

  •
  2004: 710,896 feet of underground and surface RC and Core Drilling;

  •
  2005: 450,694 feet of underground and surface RC and Core Drilling;

  •
  2006: 396,063 feet of underground and surface RC and Core Drilling;

  •
  2007: 467,242 feet of underground and surface RC and Core Drilling;

  •
  2008: 237,250 feet of underground and surface RC and Core Drilling;

  •
  2009: no drilling was completed in 2009;

  •
  2010: 8,756 feet of underground RC and Core Drilling;

  •
  2011: 157,769 feet of underground and surface RC and Core Drilling; and

  •
  2012: 43,188 feet of underground and surface RC and Core Drilling

Authors of the Company's Technical Report reviewed the drilled data results stored in multiple datasets from August 2008 to December 31, 2011 for the current analysis. Since the last technical report for this property, additional data derived from 2012 drilling was reviewed in detail by author, Michele White. These new datasets included:

  1)
  the 2012 isis-format dataset used for modeling of the new resource and reserve estimates;

  2)
  the centralized acQuire database;

  3)
  Jerritt lab analysis results for underground production drilling;

  4)
  SMD's internal dataset used in their daily mine plan; and

  5)
  outside certified lab results from ALS-Minerals commercial assay lab.

Other data reviewed from 2012 drilling included drill hole collar locations, downhole surveys, and geologic identification of lithology. Data sets derived prior to 2012 were in an excellent state of coherency and standardization as of March 2011, as verified by author Michele White—previous Data Manager for the Jerritt Canyon database. Paper drill hole log files, copies of assay certification, and other integral drill hole data information are also in a state of excellent condition for use in the new resource and reserve estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property.

Previous review of technical studies evaluating geophysical, airborne magnetic data, ground gravity, and ground I.P.-Resistivity and soil geochem surveys identified specific important dike sets, clay alteration, silicification and main structures that cross the property. These summaries have been previously cited in past technical reports. The most recent geophysical work done in 2011 was completed at Starvation Canyon including the West Starvation target that included a Titan 24 Magnetotellurics (MT) and Induced Polarization/Resistivity (DCIP) ground geophysical survey by Quantec Geoscience.

Exploration expenditures by VUSA in recent years are listed below:

  •
  2007: $7.23 million;

  •
  2008: $6.48 million;

  •
  2009: $0;

  •
  2010: $1.0 million;

  •
  2011: $11.4 million, and

  •
  2012: $7.2 million

Exploration and resource conversion drilling in 2012 focused near the underground mining operations at Smith Mine in Zones 4 and 5 and at SSX-Steer at Zone 1 (West Mahala). Exploration and development surface and underground drilling conducted in 2012 targeted either:

  (1)
  locating new areas of resources and reserves away from existing underground development; or

  (2)
  mostly converting existing resources to reserve (near-mine).

The proposed 2013 Jerritt Canyon geological program totals $12.1 million dollars and is separated into four phases:

  •
  underground resource conversion and exploration drilling at SSX-Steer;

  •
  surface exploration at Mahala, ND and California Mountain;

  •
  surface drilling at Burns Basin, Saval, and Pattani;

  •
  surface drilling at Starvation Canyon, and surface drilling at Pie Creek and Warm Creek in the southern part of the district.

A summary of the recommended drilling program for 2013 is included below.

Some of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. While the open pit resources at Saval, Burns Basin, and Upper West Generator were drilled in 2011 and remodelled using present day gold prices, some of the larger open pits such as Alchem, Marlboro Canyon, and North Generator Hill have only been partially modelled using historical drilling and require additional work to verify and update. Some of these older pit areas were previously modelled and mined at a much lower price per ounce than is prevalent today.

Drilling and sampling methodology

Numerous drilling campaigns have been executed at Jerritt Canyon since its discovery in the 1970's. During the early drilling years in the 1970's and 1980's when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface. As a result, the district-wide surface drilling is extensive but only for shallow examination. The potential for deeper targets is yet to be investigated.

In the underground mines from 2011 up to December 31, 2012, definition drilling included core drilling on 50-foot centers from underground stations, using HQ-sized (2.5 inches in diameter) and NQ-sized (1.875 inches in diameter) core. In 2010, underground diamond drilling was used for exploration and resource conversion.

Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40 foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 to 2012, a 5,200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on close centers of 10 to 20 feet. The majority of drill holes, other than the production holes, have been measured for downhole deviation. A used Cubex drill rig was purchased in 2011 by VUSA to conduct underground production drilling at SSX-Steer.

Tens of thousands of holes have been drilled on the property over the years. As of January 18, 2012, there are a total of 15,058 surface drill holes totaling 8,591,992 feet and 38,031 underground drill holes totaling 3,292,276 feet in the acQuire digital drill hole databases.The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 7,500 underground drill holes with more than 1.61 million feet; and the SSX mine has nearly 21,700 underground drill holes with 2.75 million feet of drilling.

Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies or with underground drill rigs owned by AngloGold and Meridian Gold. Since Queenstake purchased the project in 2003 drilling continued to be performed using underground drill rigs owned by the Company or contract drilling companies. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

In 2012, VUSA completed 2,577 feet (2 drill holes) of surface reverse circulation (2 RC drill holes totalling 1,600 ft. and 2 diamond drill holes totalling 977 ft.) from several projects throughout the property; 23,942 feet (7,299.3m) of underground diamond drilling (30 drill holes at the Smith Mine totalling 29,333 ft. and 3 drill holes totalling 2,473 ft from SSX/Steer); 90,115 feet (27,474m) of Cubex production drilling (826 drill holes) and 8,805 feet (2,684m) from the Smith and SSX-Steer underground mines. Drilling in 2012 focused on those areas proximal to existing underground developments above the groundwater table (in Zones 4 and 5 at Smith Mine and Zone 1 at SSX/Steer Mine) to convert inferred resources to measured and indicated resources, better define existing reserves, and expand reserves.

Drilling in 2008 was conducted both underground at the SSX and Smith Mines and throughout the property on the surface. No underground drilling was conducted in 2009. No surface drilling was conducted on the surface in 2009 or 2010; however underground drilling was conducted at the Smith Mine in 2010. All of the recent surface and underground drilling methodologies used in 2010-2012 are similar and are described in previous technical reports and summarized below.

Jerritt Canyon drilling (2000 through year end 2012)

	Surface RC		Surface Core		UG Core		UG RC		Production
Year	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824

	Surface RC		Surface Core		UG Core		UG RC		Production
Year	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	—	—	—	—	—	—	—	—	—	—
2010	0	0	0	0	8	8,126	3	630	1,140	70,935
2011	208	120,130	12	14,147	37	23,492	—	—	809	93,753
2012	2	1,600	2	977	33	31,806	59	8,805	826	90,115

  •
  *2000 surface core footage is included with surface RC;

  •
  **2000 and underground RC drilling is included with production drilling;

  •
  No drilling was conducted in 2009;

  •
  VUSA and its predecessor company (Queenstake) has owned the Jerritt Canyon property since mid-2003;

  •
  Contract drilling companies have completed almost all of the surface drill holes in Table 10.1;

  •
  Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008, and in 2011 and 2012; a single contract drilling company conducted the underground drilling in 2010, 2011, and 2012.

Surface drilling

Reverse circulation (RC) drilling:

The 2011 reverse circulation (RC) drilling was conducted by three separate contract companies (Rimrock, National EWP, and WDC). Down-hole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Drill hole collar locations were surveyed by in-house surveyors. The vast majority of the 2011 drilling targeted conversion of both underground (ug) and open-pit (op) resources in the following areas: Mahala (ug), East Mahala/East Dash (ug), West Mahala (ug), Starvation Canyon (ug), Burns Basin (op), Saval (op), West Generator (op), and Pie Creek (op).

The 2011 surface RC holes ranged from 4 5/8 inches to 5 1/2 inches in diameter (dependent upon bit type—hammer vs. tri-cone). Sample collection was conducted on 5 foot intervals, according to the following protocol established by VUSA.

  •
  RC drilling operations collected samples in 10 × 17 inch polypropylene bags throughout the entire length of each drill hole.

  •
  The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may have varied due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of "pie covers" used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are: 1) zones of poor return, 2) extreme groundwater production that requires the use of a tri-cone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split.

  •
  Samples were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off.

  •
  RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return were marked on the tray with "No Sample" or "Void".

  •
  A drill interval that does not return any sample is marked on the sample bag as "No Sample" and placed in the appropriate shipping bag along with the other samples.

VUSA representatives transported the RC samples, on a nearly daily basis, from the drill site to the lay-down area immediately adjacent to the surface core logging facility. Approximately 150-200 samples per day (on average) were handled at the lay-down area and prepared for shipment to the commercial lab. Sample shipments occurred twice a week. American Laboratory Services (ALS) provided transport of samples (RC & Core) to their Elko, NV sample preparation facility. During non-operational business hours the security of samples at the lay-down area was maintained by Jerritt Canyon Mine Security Department.

Diamond drilling:

2011 surface diamond drilling and geotechnical drilling was conducted by American Drilling, Inc. at the Starvation Canyon deposit using HQ diameter (2.5 inches) core. Two contract companies (IDS & COLOG) were utilized to conduct down-hole gyroscopic and tele-viewer surveys, respectively, to enable 3 dimensional orientation of the core. Representatives of Golder & Associates engineering firm conducted core orientation, collection of geotechnical data and photographing the drill core as specified by VUSA. VUSA representatives conducted geologic logging and subsequent sampling of the core. Sampling was conducted by halving the core using a diamond bladed masonry saw. Surface diamond drilling, for resource conversion, was conducted at West Mahala, Mahala, and East Mahala/East Dash. Pre-collared holes were drilled by reverse circulation to a depth of 800 feet and casing was installed. HQ core was drilled from the bottoms of the RC pre-collars to pre-planned total depths. VUSA representatives collected the core from the respective drill sites and delivered it to the Jerritt Canyon core shed. The core was photographed then logged for lithological information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core was cut or split with a diamond saw or hydraulic splitter and half of the core was sent to the lab for analysis while the remaining half core was re-boxed and secured in containers under lock and key.

Underground drilling

In 2011 and 2012, underground drilling consisted of Cubex RC drilling for the purpose of ore definition / delineation. Diamond drilling was conducted for the primary purpose of resource conversion with a limited amount of exploration drilling.

Cubex RC drilling:

One Cubex RC drill was used underground in 2011 and 2012 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The Cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94-inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Drill hole length was generally less than 100 feet but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 × 17 inch sample bags were used for the 2010 Cubex drilling. The sample bag was placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin at least 5 feet back from the face and were evenly spaced generally every 15 to 30 feet down the heading, and were surveyed and marked in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measured and recorded the location of the drill hole collar after drilling of the drill hole. Collars were not resurveyed after the drill hole is completed. No down-hole survey was performed on the 2011 Cubex drill holes. The azimuth for each underground Cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

A limited amount of Cubex drilling was conducted at the VUSA operated SSX-Steer mine in 2011. Drilling, sampling, and survey operations were coincident with that described above for the Smith mine.

Diamond drilling:

Diamond drilling in 2011 and 2012 was conducted by American Drilling Corp. utilizing a Diamec U8 hydraulic-electric drill and drilled HQ diameter core. The underground core rig was used to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole. Magnetic declination used at Smith mine in 2011 was 13° 45'E.

Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

The diamond drill core was placed in labeled cardboard boxes and transported by the drill contractor to the Jerritt Canyon surface core logging facility. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logged the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was sawed into two equal pieces where the rock was competent or equally split where the rock was strongly fractured or broken. One half of the core was typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2011 and 2012 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist.

The company's protocols and procedures for surface and underground drilling, geological drill hole logging, sampling, assaying by the Jerritt Canyon assay lab and other commercial labs, quality assurance and quality control, and digital drill hole data have been reviewed by the primary author of the Company's most recent technical report, and have been determined to meet industry standards. All of the aforementioned protocols and procedures are deemed adequate for use to support the resource and reserve estimates presented.

Sample preparation, analyses, security, and QAQC

Drill hole samples in 2008, and from 2010 to 2012 were analyzed at both the Jerritt Canyon assay lab and two commercial laboratories: ALS and American Assay Laboratory (AAL). The discussion below details the procedures and protocols used to collect and store the data for the Jerritt Canyon property. The Quality Assurance and Quality Control (QAQC) programs are also detailed below.

Jerritt Canyon laboratory sampling procedures

All of the underground samples received at the JC lab in 2008-2012 arrived with bar-coded labels and were transported to the front laydown area in front of the garage door by the drillers, Queenstake staff geologists, drilling support staff, or mine staff working with the contract miner SMD. The labels on the bags correlate to sample logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar-codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices). As a result of this event, assay lots were auto-created in a database. During the process of bar-code acquisition, in 2009 and the first half of 2010, some labels were manually entered into the database by hand because the LIMS system software was not fully operational. The surface drill hole sample numbers arrived at the lab with labels on the sample bags and then those sample numbers were hand-logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to further preparation for sampling procedures. All logged samples in 2010-2012 were dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008-2012, a rotary (automatic) 1:4 split (50 rotary cuts minimum) followed the first stage of crushing. Core samples were first-stage crushed 99% to 1-inch prior to the split; all other types are typically crushed to 1/2 inch prior to the first-stage split. Second stage crushing (99% to 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split from 2008-2011 was pulverized in a plate mill to 95%-150 mesh (Tyler) and blended for five minutes on a rotary blending wheel. In 2012 the pulverizing was completed using ring & puck mills to 95% passing -150 mesh. The processed samples are placed in bar-coded sample cups and transferred to fire assay.

Sampling analysis protocol

The current Jerritt laboratory prepares their samples according to this protocol:

  1.
  Contracted drillers from Small Mine Development (SMD), puts Cubex-drilled samples into pre-labeled, bar-coded bags, which are ordered ahead of time for specific numeric values.

  2.
  SMD drillers write the sample numbers on a cut-sheet to correspond to 5 foot intervals per each drill hole.

  3.
  SMD delivers the samples and cut sheet to the Jerritt lab.

  4.
  The Jerritt lab has sample numbers previously entered into LIMS by a staff Production Clerk.

  5.
  Lab technicians use a bar-code scanner to begin tracking the samples as they enter the laboratory system.

  6.
  The samples go through a circuit of different evaluations, such as drying, crushing, splitting, pulverizing, blending, and weighing leading up to Fire Assay methodology of testing for gold.

  7.
  A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. The samples in 2008-2012 were fired by the method of fusion/cupellation with a gravimetric finish. The balance used for the final weighing from 2008-2012 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services. During 2012 the JC lab introduced the multi-pour system and the instrument finish for gold determination to increase accuracy and production rate.

  8.
  QAQC samples, such as duplicates, blanks, and 4 types of standards (JCQ06, JCQ07, Si52, and SK54) are inserted into the sampling sequence utilizing unique sample numbers based on the previous sample. For example, sample number SC 0022767 might be followed by a blank labeled SC 022767B, and sample SC 0022775 might be followed by a duplicate SC 00775D, and sample SC 0022787 might be followed by the JCQ06 standard labeled SC 022787A and so on.

  9.
  The detection values of the samples by the atomic absorption spectrophotometer are automatically uploaded into the LIMS system.

  10.
  Au values derived from Fire Assay gravimetric finish are also uploaded into the LIMS system.

  11.
  A Production Clerk verifies all the data uploaded into LIMS for consistency and errors, such as sample number verification. The same clerk also supervises data being exported from LIMS for upload to acQuire and to SMD.

  12.
  The lab manager regularly checks the results of assaying standards for consistency and isolates samples that are outside the acceptable limit. The lab manager will re-submit control samples to test the validity of the quality assurance system in place.

  13.
  LIMS exports Au-fire assay values as opt in CSV format files. One set of these files is made available to SMD for their daily mine plan. The other set is copied to the main server for the Veris staff Data Manager to upload into acQuire.

The authors of the technical report accept this protocol as acceptable methodology demonstrating VUSA's staff's knowledgeable handling of sampling and quality assurance checks.

Core is sent to an outside commercial certified assay lab for analysis which is discussed further below.

Sample security measures

The pulps processed through the Jerritt lab are stored on skids at the lab within the secure compound of the mine. Processed pulps are then stored in locked cargo sea cans on the property within the compound.

Commercial laboratory sample preparation, analysis protocol, and security

Samples derived from diamond drilling of core are sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. Detailed description of those labs' sampling preparation, sampling analysis protocol, and security are summarized below.

RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2012, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay.

ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010-2012 sample preparation procedures for ALS Chemex include:

  •
  the PREP-31 ALS method code that consists of cataloging the sample number, weighing the sample, fine crushing the sample to better than 70 percent passing a 2 mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;

  •
  Dry-21 ALS method code; and

  •
  CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled and sealed sample bags for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their sample preparation lab in Elko, Nevada and eventually to their assay lab in Reno, Nevada for analysis. The 2010-2012 assay procedures for ALS Chemex included:

  •
  The Au-AA23 ALS method code that consists of a 30 g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;

  •
  The Au-GRA21 ALS method code that consists of a 30 g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for over-limit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex. American Assay Laboratory is an ISO noncertified lab and has a sample preparation facility in Elko, Nevada and an assay laboratory in Sparks, Nevada.

Diamond-drilled core was transported from the underground drill stations to the Jerritt Canyon core logging facility by the contract drillers and/or Queenstake geological staff and the diamond-drilled core was stored and logged in a secure (lockable) facility until it was processed for shipment to an assay lab.

Quality control measures

Current Jerritt Canyon and commercial laboratory QAQC procedures

Sample quality control measures prior to 2011 were discussed in previous technical reports. 2012 and current laboratory QAQC procedures are as follows:

Jerritt Canyon Laboratory:

  •
  One standard sample per 24 samples;

  •
  One blank sample, consisting of silica sand, per 24 samples;

  •
  One triplicate sample per 24 samples;

  •
  Check assays of approximately 1% of the total sample population.

Commercial Laboratory:

A 2-tiered QAQC protocol for samples sent to commercial labs is summarized below:

Tier 1: initial submittal

  •
  A blank sample consisting of silica sand inserted as the second sample for each drill hole; and

  •
  One standard is inserted into the assay sample stream every 20th sample.

Tier 2: quarterly checks

  •
  On a quarterly basis, part of an original sample (pulp reject, or standard) is re-submitted to the same lab (i.e., if it was assayed at ALS Chemex lab, then it is re-submitted to ALS Chemex)—re-labeled with new sample identification numbers.

  •
  Cross-checks of the same sample are submitted to different labs (i.e., if assayed at ALS lab, then part of the original pulp reject is also submitted to AAL lab.)

All samples submitted to be initially analyzed via Fire Assay with an AA finish. Samples with initial assay result > 0.070 opt Au are re-analyzed via Fire Assay with a Gravimetric Finish. In this instance the database recognizes the result attained from Fire Assay with a Gravimetric Finish as the "best assay." For the underground drill core, approximately 15% of the original samples assaying > 0.070 opt and 5% of original samples assaying 0.010-0.069 opt are randomly selected from the total sample population. For the surface drilling (RC & Core) the same percentiles of original samples are randomly selected but from 30% of the total sample population. Blanks and standards (as per Tier 1) are submitted with the pulp rejects.

Standards submitted with each dispatch in 2011 and 2012 to both the Jerritt lab and to the commercial labs are listed below with their sources.

  •
  JCQ06—0.159 opt (Jerritt Canyon Mineralized rock source);

  •
  JCQ07—0.241 opt (Jerritt Canyon Mineralized rock source);

  •
  Si54—0.0519 opt (Rocklabs certified standard); and

  •
  SK52—0.1198 opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone materials that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random "blind" pulp samples with labeled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, > 90% of the standard assay results must be within two standard deviations (accuracy) of the recommended standard value listed above. Various graphs and a discussion of the results for the 2012 QA/QC program are below.

Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

Unfortunately, VUSA was unable to conduct a quarterly reassay of randomly selected pulp samples for QAQC for Quarter 4 of 2012 due to staffing shortfalls. However, analysis of the performance of the blanks, re-assays, and the four standards, combined with past positive quarterly re-assay results, provided examples of acceptable QAQC protocols to the applicable technical report author.

In January, 2013, the technical report author conducted an audit of randomly selected surface QAQC sample results from ALS lab covering a period from July 2011 to August 2012. The protocol for surface and underground core sampling QAQC is to submit blanks and 4 standards into the sample dispatch as ordinary samples.

Randomly selected underground QAQC sample results from the Jerritt lab were provided for the audit covering a period from June 2011 to December 2012. The protocol for underground production Cubex-drilled sampling QAQC is to submit blanks and 4 standards into the sample dispatch every 24th sample and to duplicate every 20th sample in a dispatch.

Re-assays and duplicates performance

Veris' assay protocol for QAQC at Jerritt Canyon does not include submitting duplicates as part of the regular sampling of exploration core (surface or underground) sent to outside laboratories. However, the in-house Jerritt laboratory does include internal duplication of Cubex-drilled samples per sample submittal.

Core samples from underground drilling are initially submitted to ALS for fire assay with AA finish methodology. Re-assay requests are generated in the sample submittal (dispatch) to the outside lab (ALS or AAL) for samples with an assay value > / = 0.07 Au opt to automatically be re-analyzed using fire assay with gravimetric finish methodology. If a drill hole produces no regular samples with values > / = 0.07 Au opt, then no re-assays are generated. Standards submitted in the original submittal, which generate values over 0.07 Au opt, are re-assayed as duplicates. The Jerritt lab will also re-assay samples with a gravimetric finish for samples with >0.07 Au opt.

Additionally, Jerritt Canyon's regular QAQC protocol requires randomly re-submitting 15% of the total sample population (by calendar quarter) of > / = 0.070 Au opt for duplicate assaying (fire assay with gravimetric finish) and + /-5% of the total sample population (by calendar quarter) for all other samples <0.070 opt (fire assay with AA finish).

To meet proprietary QAQC protocol standards, Jerritt usually re-submits bulk and pulp rejects to their primary lab (ALS) as well as to an additional independent lab (AAL) on a quarterly basis. By this means, the lab is unaware of the original assay result. However, Veris was unable to submit quarterly bulk rejects for 2011 surface and 2012 underground core drilling due to staffing shortfalls. This is a temporary situation. As Veris has other QAQC protocols in place which have performed well, such as blanks and standard, this lull in re-assay checking is not considered to impact the integrity of sampling results during this period of time. Jerritt Canyon's sampling methodology continues to be considered acceptable as a documented protocol for QAQC standards.

There were no duplicates or re-assays of bulk or pulp samples performed on the 2011 surface core drilling program, due to temporary constraints on this phase of quarterly testing.

There were 79 randomly selected duplicated samples with corresponding original samples submitted for review from the Jerritt laboratory population of underground Cubex samples from a population dated between June 18, 2011 and December 31, 2012. The results demonstrated excellent correlation with only 2 samples being within 0.02 and 0.04 Au opt difference.

Opinion on the adequacy of the sampling methodolgy

VUSA's sampling protocol at Jerritt Canyon for both exploration drilling and production Cubex drilling are ensuring accurate results that demonstrate reliable gold values derived from the underground drilling program.

Further actions to insure the integrity of sampling drilled material and subsequent certified assay results at Jerritt Canyon could include improvements in the area of QAQC. For example, the performance of the standard Si54 is not as consistent with the commercial labs as it is with the Jerritt lab. Also, Jerritt Canyon staff has skipped quarterly check assays for the last quarter of 2012. The QAQC protocol currently in place could be improved by replacing the Si54 material with another more reliable standard that performs well with these ores. Also, it is important that Jerritt resume quarterly check assay samples and not let this gap in testing comprise the otherwise excellent data integrity in their Master database.

The author of the Company's most recent technical report expressed confidence in the accuracy of the assayed sampling results compared between certified assays and the master acQuire database for contributing new 2011 to 2012 assay values to future estimates of resource and reserve.

Current data vetting June 18, 2011 to December 31, 2012

On January 23, 2013 an author of the Company's most recent technical report commenced an audit of assay data derived from sampling newly drilled material for the Jerritt Canyon property. This audit was performed for verification purposes to contribute this dataset to future evaluations of the December 31, 2012 Jerritt Canyon mineral resource and reserve estimates. This audit addresses assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling.There was only minor surface drilling in 2012 (2,577 ft); however, numerous assays from surface drill holes completed in 2011 were received after January 2012 and/or after the December 31, 2011 Vulcan models had been updated which were partially included for this current drill hole audit.

Datasets submitted for evaluation

Jerritt Canyon Data Manager, Ling Domenici, provided specific datasets for the audit based on requests by the auditor to analyze a random population representing no less than 5% and optionally up to 25% of the total samples produced from drilled material for these 3 programs:

  •
  Underground Cubex production drilling, which is sampled on-site through the Jerritt production laboratory for minimizing turn-around time, as this data is utilized for daily mine planning and ore control. This material is not logged for lithology and the collar locations are estimated based on surveys provided to assist in setting the drill up on location at the correct orientation. Other surveys contributing to some of the underground collar locations are the mine asbuilt surveys. There are no downhole surveys performed. Drill traces for the production holes are generated from engineering designs for projecting the results in models. This method of locating the collars and traces is considered acceptable due to the short length of the holes and the high density of drilling. Sample results from the underground Cubex drilling are used in the resource estimate.

The audit reviewed the Jerritt lab assay results from daily production samples for consistency and analyzed the Jerritt lab results based on comparison to detection of known values for standards submitted within the sample dispatches. The chain of custody for assay results derived in the Jerritt lab was also examined for consistency in data management procedures.

  •
  Underground core drilling for exploration purposes.  Core from underground drilling is sent to an outside laboratory to ensure the results are derived from an accredited laboratory for use in the resource estimates. This drilled material is logged for lithology to contribute to a detailed geological model. The collar locations are surveyed for northing, easting, elevation, azimuth, and dip, and the drill trace is surveyed downhole.

This audit compared the original raw data derived from surveying, logging, and sampling underground-drilled core to electronic data as exists in the 2013 acQuire database and then to data utilized for modeling geology and resource / reserve in the 2013 ISIS database. The data was examined for consistency and accuracy. Assay values in acQuire and ISIS were correlated directly to the original assay certificates derived from accredited laboratories.

  •
  Surface core drilling for exploration purposes.  This drilled core material follows the same criteria listed above for underground core drilling.

In addition, specific technical datasets related to evaluating the integrity of the assay checks were also audited for purposes of correlation between original source data and the 2013 acQuire database, then cross-checked against the 2013 ISIS database. The number of drill holes reviewed for technical data is lowest in comparing downhole survey and lithology because none of the underground production holes are surveyed downhole or logged for geology due to density of drilling within known geological units. Assay certificates, sample intervals, and collar coordinates reviewed cover between 20% to 85% of all the drill hole data for the entire period under audit.

In addition to verifying gold values for sampled material derived from drilling at Jerritt Canyon from June 18, 2011 to December 31, 2012, this audit also reviewed general technical data related to sampling, such as the location of the collars and downhole surveys per sampled interval. Geologic data was also reviewed for the purpose of validating data that would be used in geologic modeling as a premise for shaping and projecting trends of the ore bodies for resource and reserve estimates.

Specific technical datasets audited were compared for direct correlation record-by-record between the original source data and the 2013 acQuire database, then to the 2013 ISIS database for validation purposes. The record-by-record validation produced a detailed examination of between 8% and 37% of the datasets that uphold the integrity of the assay values in Jerritt Canyon's master acQuire database.

acQuire to ISIS comparison of assay data

All assay values for both surface and underground samples in the January 2013 ISIS database utilized by Practical Mining for updating the resource and reserve estimates at Jerritt Canyon were directly correlated to assay values in Jerritt Canyon's acQuire database in this audit.

Surface Assays

A total of 26,405 assay records occur in both the 2013 acQuire database and the 2013 ISIS database for the 2011 surface-drilled core samples. With the exception of differences due to rounding from 4 to 3 decimal places, the direct correlation between ISIS and acQuire for the 2011 surface core drilling program exactly match for the entire population of assay records.

Results Surface Assay datasets check: Excellent matches between acQuire and ISIS.

There were 3 non-matches in the surface core assays between acQuire and ISIS, none of which contained significant gold grades. (Resource estimates by Practical Mining will use 0.03 opt Au for bulk mineable cut off grades for the open pits.)

Underground Assays

A total of 36,971 individual assay records for all of the 2011 and 2012 underground samples (inclusive of Cubex and core material from SSX and Smith) exist in the January 2013 ISIS database. However, 511 of these assay records in ISIS are empty place holders with a -99 value pending finalization of certified assays imported into acQuire. The 2013 acQuire database reviewed in this audit has 60 assay records for Cubex underground production drill hole SSX-C70057 that were not exported to the January 2013 ISIS database and will not be included in the resource / reserve estimate.

As a result of these differences, the number of assay records in the 2013 ISIS database differs from the number of assay records in the 2013 acQuire database. The acQuire database contains 36,520 assay records for the same period of time as the ISIS database. However, the ISIS database contains 36,970 assay records—of which 783 are empty place holders. The total number of assay results examined between ISIS and acQuire is 37,031—of which only 36,460 assay records are mutual to both acQuire and ISIS for the period of time covered.

Results Underground Assay datasets Check: Excellent matches between acQuire and ISIS

Of the 36,460 assay records checked in the 2013 acQuire underground assay database against the 2013 ISIS underground assay database, 36 of the records (or 0.01%) did not match. Of these non-matches, 10 of the errors are in values of significance, that is >0.1 opt. In 8 of the 10 samples with significant Au values (>0.1 opt) that did not match between acQuire and ISIS, the error appears to be switches in intervals within a single sequence in the same hole, which would not impact modeling of the resource.

Comparison of intervals versus sample numbers

To compare the accuracy of locations for assayed sample intercepts in 3-D models for resource / reserve estimates, the sample intervals and corresponding sample numbers from the original cut-sheets of 20 randomly selected surface-drilled core holes and 10 randomly selected underground-drilled core holes were checked against their digital values in acQuire and then again in ISIS. The sample intervals for Cubex-drilled production holes are spaced in regular 5-foot intervals and sample numbers corresponding to these intervals were reviewed from original cut-sheets for 71 randomly selected underground production holes drilled in both the SSX mine and the Smith mine, which included 3,502 interval records in cut-sheets compared to 29,189 total intervals of sample records in the acQuire underground database (about 12% of the underground data population).

All the examined sample intervals and subsequent sample numbers lined up exactly between the source data and acQuire and ISIS for both the surface and underground drilling programs.

Checks of format conversions: Au opt-Au ppb-Au ppm-Au best selection

The gold values in the January 2013 ISIS database are in units of opt. These values are derived from exported gold values of "best selection" in acQuire. The acQuire database includes gold values reported in ppb, ppm, and opt from the Jerritt and the ALS laboratories using fire assay reported in ppm as the primary testing method. Some samples are automatically submitted for re-assay using fire assay with gravimetric finish reported in ppb if the original value is [> / =] to 0.07 opt Au. AcQuire will convert Au values from a variety of formats into opt values for uniformity. As a result, the "best selected" Au value exported to Vulcan is based on criteria of preferred sampling methodology and sequence of re-assays that may have been converted to opt from original ppm or ppb formats.

All assay values (100%) for both surface and underground samples in the January 2013 acQuire database were tested for conversions reported in ppb, ppm, and opt from the original formats. With the exception of minor discrepancies due to rounding from 4 to 3 decimal places, all (100%) of the converted values in the entire population for surface and underground assay results examined were correct.

Assay certificates compared to acQuire and ISIS Au values

Certified assays of surface-drilled core material sampled at the ALS laboratory between July 2011 and December 2011 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10% of the total surface-drilled core holes resulted in a review of 1,317 individual assay certificate records which corresponds to 5% of the total population of 26,405 individual assay records in the 2013 acQuire surface drilling database. The assay records in acQuire were directly matched to their corresponding certified assay results from the ALS lab.

There were minor issues in comparing the original assay certificates to the 2013 acQuire database for the surface drilled core assays related to rounding from 4 decimals to 3 decimals—none of which impacted Au values of >0.1 opt. Otherwise, the assay certificates for 5% of the population under audit exactly matched the acQuire database.

Certified assay results for underground-drilled core material sampled at the ALS lab between October 2011 and September 2012 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10 out of 40 drill holes (25% of the underground core drill holes in this audit) isolated 1,784 assay records out of 7,331 total assay records (about 24%) for direct certificate to assay record verification.

There were no discrepancies between the assay certificates and the acQuire or ISIS databases for the underground core drilling.

Samples from underground production Cubex-drilled holes were sent to the Jerritt laboratory and were not verified by an accredited outside laboratory except for samples re-assayed for QAQC at ALS. The original CSV formatted files of Au values derived by the Jerritt lab's LIM system were compared to both the January 2013 acQuire database and the January 2013 ISIS database for consistency.

There were minor discrepancies between the Jerritt lab CSV format LIMS reports and the acQuire / ISIS database related to decimal places and rounding. None of the issues were for assays > 0.1 opt Au.

Note: Certified assay values from ALS lab for Au opt GRAV under detection limit are entered as <0.0001 in the certificate. Assay values under detection limit in LIMS reports from the Jerritt lab are entered as either <0.001or as -0.001 in the CSV format exports from LIMS. acQuire does not accept non-numeric characters for assay values. To compensate for this, samples below detection limit from ALS were flagged with the value of 0.0001 in acQuire. Samples under the detection limit from the Jerritt lab were flagged with the value of either 0.0005 or 0. These values of 0.0001 and 0.0005 and 0 were exported to Vulcan. These flagged values could infer Au detected at those levels. The users have to recognize the flagged conventions to model the data correctly.

Lithology checks: formation, rock type, and intervals

Of the 221 surface core holes drilled in 2011, 23 (or about 10%) of the geological logs were reviewed. There was no surface drilling in 2012.

The only errors between original geologic logs reviewed and the January 2013 acQuire / ISIS database, were for drill hole BB-1449. The entire length of that hole mismatched lithological units and intervals.

For the 40 underground core holes drilled between October 2011 and December 2012, 10 (25%) of the geological logs were reviewed in this audit. Lithological codes from three of the randomly selected drill hole logs were in the January 2013 ISIS database but were not in the January 2013 acQuire database. However, the lithological codes and intervals in ISIS directly matched the geological logs without error and can be utilized in future modeling of geology.

There were no geological logs recorded for the underground Cubex drilled holes.

Summary of database verification

The results of the 2011-2012 data vetting analysis support the opinion that the ISIS database is based on correct values to within acceptable industry standards. This dataset in conjunction with the previously accepted datasets of drilling results, such as collar location, down-hole survey, lithology, and assay results, form a cohesive, validated database for use by engineers in evaluating and reporting on resources and reserves at Jerritt Canyon for the current Technical Report.

The Qualified Person for data vetting has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. Based on this assessment, the primary author of the Technical Report's opinion is confident that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of the December 31, 2012 resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

Mineral processing and metallurgical testing

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. The use of the wet mill to help treat the mildly refractory ores, which used chlorine for ore oxidation pre-treatment, was stopped in February of 1987.In 1989, the roasting circuit (a dry milling process) was added to the process flow sheet for the treatment of highly refractory ores which continues to be used at Jerritt Canyon today for processing of the Jerritt Canyon and other second party (purchased or toll mill) ores.

Numerous metallurgical studies have been conducted on the ores by the various mine owners at the property including cyanidation and roasting test work since the late 1970's. In addition, early metallurgical test work on ores from resource areas, including bottle roll tests for WaterPipe II, have also been conducted. These reports are in the files stored at the mine site. The actual Au recoveries for the various deposits that have been previously mined and processed are also noted in historic documents stored at the mine site.

The Jerritt Canyon ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated with organic carbon in the host rock. Some limited amount of gold mineralization has also been noted in previous mineralogical studies to be within quartz (silicification). The Jerritt Canyon roaster helps oxidize the majority of the refractory ores for subsequent cyanidation.

A significant portion of the Jerritt Canyon ore contains high amounts of clays. During the winter months, the clay-bearing ores can contain elevated moisture contents from snow and ice that can cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed.

Since mining development of a new underground mine at Starvation Canyon started in November 2012, and since the mine officially opened in April 8, 2013, a summary of the existing Starvation Canyon metallurgy results is described below. Two samples of Starvation Canyon ore were collected from diamond drill core from drill hole TJ-216C and TJ-232C and separately tested in the Jerritt Canyon lab in February 2006. The samples were dried and pulverized to 95% passing 150 mesh. The samples were tested before and after roasting (at 1030°F) according to the standard procedure.

Mineral resource estimates

Introduction

In 2012, Veris updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2011 and 2012 drill campaigns. An additional 163 surface drill holes and 1,257 underground drill holes were added since the last NI 43-101 report (Odell et al., April 2012). The 2012 year-end resource estimates were calculated by Mark Odell, Owner, Practical Mining, LLC, P.E. and Karl Swanson, Independent Consultant, SME, MAusIMM using the Vulcan Software versions 8.1.3 and 8.2.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report (Odell et al., April 2012) are:

    Burns Basin
    Saval
    Smith
    Starvation
    Steer-SSX-Saval
    West Mahala

Open pit and underground block models were built for the respective deposits. The open pit models were based on both 0.01 opt and 0.1 opt gold grade shells whereas the underground models were based on 0.1 opt gold grade shells. All block models include the geologic models of the stratigraphic units within the deposit.

The deposits with updated open pit block models are:

    Burns Basin
    Saval

The deposits with updated underground block models are:

    Smith
    Starvation
    Steer-SSX-Saval
    West Mahala

Note that only the Saval deposit has both an open pit and underground block model.

Due to their close proximity to each other, the Saval, Steer-SSX, and West Mahala deposits are included as a single underground block model called SSX.

The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource and reserve tables.

Drill hole database and compositing

The drill hole database is stored in acQuire at Jerritt Canyon in two parts; one for surface drilling and the other for underground or production drilling. The data cutoff date for this NI 43-101 report is December 31, 2012. The surface database contains 15,058 drill holes of which 14,132 have assay data with 500,812 gold assay entries greater than a value of zero and 13,947 drill holes that have geology data with 223,680 geology entries. The underground database contains 38,030 drill holes of which 37,500 have gold assay data with 436,915 gold assay entries greater than zero.

The acQuire data is extracted to.csv tables which are then loaded into Vulcan. There are four tables extracted for each database; surface and underground. The tables are: collar, survey, assay, and geology. The tables contain the following variables:

  •
  Collar—HoleID, Easting, Northing, Elevation and Total Depth;

  •
  Survey—Downhole Depth, Azimuth, and Dip;

  •
  Assay—From, To, Sample ID, gold assay (AuFA), Flag, Zone, and Domain;

  •
  Geology—From, To, Formation Code, Lithology Code, Alteration Code, and Alteration Intensity Code.

All of the surface and underground holes extracted from acQuire and imported into the Vulcan databases were used for modeling. Any holes that were deemed invalid or incomplete were not extracted and therefore, there was no reason to reject any holes which were in the Vulcan databases.

There are 61 new surface holes at Burns Basin, BB-1442 to BB-1502. Saval has 23 new surface holes, SC-1372 to SC-1394. Starvation has 25 new surface holes, TJ-352 to TJ-373 and STV-U and STV-D. Mahala has 33 new surface holes, MAH-443 to MAH-475. Smith has 21 new surface holes, EM-121 to EM-130, and SH-1203 to SH-1213.

There are 1,048 new underground holes at Smith:

    SMI-C20443 to SMI-C20555
    SMI-C30410 to SMI-C30448
    SMI-C40838 to SMI-C40969
    SMI-C50367 to SMI-C50717
    SMI-C70766 to SMI-C70890
    SMI-C80001 to SMI-C80302
    SMI-LX-783 to SMI-LX-825

The SSX model has 209 new underground holes:

    SSX-C10046 to SSX-C10117
    SSX-C50001 to SSX-C50035
    SSX-C70001 to SSX-C70102

Therefore, there are a total of 163 new surface holes and 1,257 new underground holes at Jerritt. Some of these new drill holes were used in the previous 43-101 report as they were drilled then but not all of the logging or assaying was complete.

Sampled intervals are intervals with gold grade values greater than zero. The underground model SSX includes Saval, Steer, and West Mahala.

The raw assay data in the drill holes was used to digitize the grade shell polygons on cross section. Once finished the assays were flagged by the grade shell polygons and the flag name stored in the FLAG field in the assay database. This allowed the high-grade assays to be discerned from the low-grade assays outside of the grade shells. Each deposit has its own naming convention.

Composites were calculated down hole on 5 foot intervals with the composite starting and stopping at each change in the FLAG name. Therefore there is no mixing of composite grades between the high-grade and low-grade assays.

Geology and grade shell modeling

At Jerritt Canyon, most gold mineralization occurs as lenticular bodies with relatively sharp hanging wall and footwall boundaries. These bodies generally follow the Roberts Mountain (DSrm) to Hanson Creek (Ohc) Formation contact as well as the Hanson Creek 3 (Ohc3) to Hanson Creek 4 (Ohc4) contact. The Hanson Creek Formation (Ohc) is the primary host for gold at Jerritt Canyon.

The gold mineralization is controlled by structures crossing these stratigraphic contacts and the favorable bedded geology at the contacts. In addition, shallow anticline structures allow the mineralization to be trapped and "pond" at the change in bedded geology. These important formation contacts were modeled on 100 foot east-west cross sections prior to modeling the mineralized bodies (grade shells).

The grade shells were modeled on 50 foot and locally 25 foot north-south and east-west cross sections based on the geologic contacts and grade continuity. These grade shells were modeled at a 0.10 opt Au cut off for the underground models and 0.01 opt Au cut off for the surface models using Vulcan software. Where necessary, the 0.10 opt Au grade shells were also used in the surface models. From the cross section polygons, 3-D grade shell solids were built. The grade shell polygons are used to flag the drill hole assays and the grade shell solids are used to build the blocks in the block model.

The Burns Basin model consists of 18 major 0.01 opt Au grade shells and a few small shells, which generally trend north-south following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Saval open pit model consists of 23 main 0.01 opt Au grade shells, which generally trend north-northwest. Internal to the 0.01 opt grade shells are the 0.1 opt grade shells used in the SSX underground model.The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact.

The Smith model consists of 123 0.1 opt Au grade shells, which generally trend northwest along three main zones and a fourth smaller zone. An anticline ridge intersects the three zones along a northeast strike. The northern-most zone plunges shallowly away from the anticline ridge intersection and dips gently to the north. The center and southern zones only plunge southeast from the anticline ridge and dip shallowly in all directions. The fourth zone is northwest of the anticline ridge line and between the central and south zones. The fourth zone dips to the north-northwest. Therefore the grade shells all together define an anticline which trends northeast-southwest which intersects three main northwest trending mineralized zones which plunge gently away from the anticline ridge.

The Starvation model consists of 13 main 0.01 opt Au grade shells and 10 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending structure which contorts and steepens the grade shells on the northern edge and steepens the dip to near vertical in the east. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and exist within Ohc to the Ohc3-Ohc4 contact. The grade shells range in depth from 6,800 to 7,200 feet in elevation.

The SSX model consists of 204 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending anticline in the SSX deposit. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact

The West Mahala model, which is the SE corner of the SSX mode, l consists of 9 main 0.1 opt Au grade shells, which generally trend east-west following the SDrm to Ohc contact.

All grade shell solids are modeled using all data and are not altered for depletion due to mining. Depletion is accounted for during the block model process.

Specific gravity and density

The tonnage factor used for all Jerritt Canyon intact rock is 12.6 cubic feet per ton which is a density of 0.0794 tons per cubic foot. No distinction is currently made for variations in lithology, while it is recognized that significant differences may occur within various units at each mine.

The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 samples from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heavier than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter.

Additional tests were conducted in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heavier than the 12.6 cubic feet per ton average used at the other mines. However, for the December 31, 2012 resource and reserve calculation, Starvation Canyon intact rock was assigned a conservative density of 0.0794 which is similar to all of the other Jerritt Canyon deposits.

The tonnage factor for dump and stockpile material on the surface is 17.6 cubic feet per ton or a density of 0.0568 tons per cubic foot.

The tonnage factor for cemented rock fill used underground is 15.4 cubic feet per ton or a density of 0.0649 tons per cubic foot.

Resources at Road Canyon hosted in near-surface colluvial material used a tonnage factor of 17.5 ft3/ton to better represent swelling and pore space in the unconsolidated material.

Statistics and variography

Univariate and basic statistics were calculated for gold for each deposit using the 5-foot composite samples within the grade shells. The Saval, Steer-SSX, and West Mahala statistics were calculated together as they are combined in the same block model named collectively SSX. The composites consist of both surface and underground drilling.

Grade capping

A cap grade was determined from the grade shell composites for each deposit. The composites are plotted in Excel in descending order of grade and the cap grade picked from the graph. As discussed previously, underground models Saval, Steer-SSX, and West Mahala are all in one SSX block model.

Variography

Variograms were generated in the SAGE2001 software from the 5 foot composites within the grade shells for two open pit models, Burns Basin and Saval, and three underground models, Smith, SSX (Saval, Steer-SSX, West Mahala), and Starvation. These models have production data or otherwise closely spaced data, which warrants variogram calculation and ordinary kriging estimation.

The variograms were modeled in SAGE using the exponential model option with a practical range. The variogram model is output from SAGE using the custom LLL-ZYX option. The model data for the two structures is entered into the Vulcan estimation parameters as the kriging weights for the ordinary kriging estimation of gold.

Block modeling

New block models were created for each of the two open pit deposits. Three block models were also created for the underground deposits with the SSX block model encompassing the Saval, Steer-SSX, and West Mahala underground deposits. All of the block models were created in Vulcan Software for the Company's most recent NI 43-101 technical report.

The Burns Basin estimated block model was constructed using a 10x10x10 foot block size (XYZ) with no sub-blocking. The block model origin (lower left corner) is 382700E, 398700N, 6700EL and the upper right hand corner is 389200E, 402400N, 8200EL. The X length is 6500 feet, Y length is 3700 feet and the Z length is 1500 feet. The final model used by engineering was regularized to 20x20x20 foot blocks.

The Saval block model is a subset of the SSX model that is regularized to a 20x20x20 foot block size (XYZ). The Saval block model origin (lower left corner) is 384300E, 405700N, 6200EL and the upper right hand corner is 392100E, 411400N, 8400EL. The X length is 7800 feet, Y length is 5700 feet and the Z length is 2200 feet.

After grade estimation, the open pit block models are re-blocked (or regularized) so that all of the blocks are the same size, 20x20x20 feet. The re-blocking allows a Lerchs-Grossman to run and calculate optimized pit shells given certain constraints.

The Smith block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 397100E, 404000N, 6100EL and the upper right hand corner is 408200E, 409800N, 8000EL. The X length is 11100 feet, Y length is 5800 feet and the Z length is 1900 feet.

The SSX block model is constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 384300E, 404000N, 6200EL and the upper right hand corner is 397100E, 411400N, 8400EL. The X length is 12800 feet, Y length is 7400 feet and the Z length is 2200 feet.

The Starvation block model was constructed using a 20x20x20 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of the triangulations. All blocks within the 0.10 and 0.01 opt grade shells are 5x5x5 feet. The topographical surface was also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 368000E, 378000N, 6600EL and the upper right hand corner is 370600E, 379400N, 7500EL. The X length is 2600 feet, Y length is 1400 feet and the Z length is 900 feet.

Triangulations are used to create the block models. The modeled geologic formation surfaces were used and the names stored in the FM field. The names in the FM field are sdrm, ohc3, ohc4, osc, oe, air, and dump. Grade shell solid names were stored in the SHELL field as well as "low" for the low-grade blocks outside of the grade shells. At Smith and SSX, the asbuilt underground solids were used to name blocks "asb" in the ZONE and MINED fields. The ZONE field is the same as SHELL except that the individual grade shell names for the blocks within the grade shells are replaced by a single name, "au01" or "au1".

At Jerritt Canyon, the current topography surface (July 2004 aerial survey) was used to define air blocks. In areas where surface mining has occurred, two topographical surfaces were used to define air and dump blocks. The dump blocks are any blocks between the deepest pit topography and the current topography, which would define backfill in the pit or between original topography and current topography where a current dump exists.

Gold grade estimation and block calculations

Three estimation methods were run on the gold grade on all of the block models at Jerritt Canyon. These estimation methods are ordinary kriging (au_ok), inverse distance cubed (au_id3), and nearest neighbor (au_nn). The ordinary kriging estimation was used to report resources and reserves.

For the Jerritt Canyon block model estimations, each of the grade shell solids had individual estimation orientations and the blocks within the grade shells were estimated using these individual search orientations with multiple passes. Due to the large number of grade shells used in all of the block models, it is deemed unnecessary to show them all.

Three estimation passes were performed for each of the models. The first pass has conservative parameters that classify the estimated blocks as measured with a search distance of 40x40x20 feet. The second pass uses a larger search, 100x100x50 feet, and requires less samples, which classifies the estimated blocks as indicated. The third and last pass uses either 300x300x150 or 500x500x250 feet and is the least restrictive and classifies the blocks as inferred. The extent of the last pass ensures that all of the blocks within the grade shells are estimated.

During the estimations, only the composites flagged as inside the grade shells (0.1 opt or 0.01 opt Au) were used to estimate the blocks inside the grade shells.

A parent block size of 10x10x10 feet was used for estimation. This means that the estimation is done at the center of a 10x10x10 foot block grid and the result assigned to all blocks within the parent block. If the sub-block size is 5x5x5 feet, then 8 blocks would be assigned the same estimated grade.

The cap grade determined for each deposit is used in the estimations by restricting the range that the composites with values greater than the cap can influence. The range used for all of the block models is 10 feet in the major orientation, 10 feet in the semi-major orientation, and 10 feet in the minor orientation for gold composites higher than the cap grade. This means that a block centroid must be within 10 feet of the high-grade composite in order for it to be used as one of the composites used in that estimate.

A different number of composites (samples) were used for each estimation pass for each block model. The minimum number of samples for the measured pass is 8, for the indicated pass is 5, and for the inferred pass is 2. The maximum number of samples is 12 for all three passes.

In addition, a maximum number of composites per drill hole are used during the estimations. All models use a maximum of 3 samples per drill hole.

After the estimations are run, block calculations are run with scripts to assign or calculate values to additional fields in the block models. Text names are assigned to the ZONE, CLASSNAME, and MINED variables in the block models. A density of 0.0794 tons per cubic foot is applied to all intact rock blocks for all models. The density for dumps is 0.0568 tons per cubic foot and 0.0649 tons per cubic foot for all rock within the underground workings.

Mined depletion and sterilization

The block models which have underground workings within their limits are Smith, SSX, and Saval open pit. These mined out areas have been depleted by renaming the blocks "asb", which is short for asbuilt. During the block model construction, the underground drift and stope triangulations are defined by 5x5x5 foot block resolution and flagged "asb" in the SHELL, ZONE, and MINED variables. These blocks are not estimated and therefore have no grade. The "asb" blocks are assumed to be backfilled and therefore have a density of 0.0649 tons per cubic foot.

In addition to underground workings, some models have open pit mines within their boundaries. Open pits exist at Burns Basin, Saval, and Smith. Most of these pits are backfilled to some degree and ensuring that an accurate deepest mined pit bottom is used in the block model is important. In areas where the ground surface has been disturbed, three topography surfaces are created. These are:

  1.
  Original Topography

  2.
  Current Topography

  3.
  Deepest Topography

If these three topographical surfaces are accurate, then the air, dump, and intact rock can be confidently modeled. In some areas, new drilling is necessary to accurately model the contact between dump and intact rock as survey maps of the disturbed surface do not exist.

In the block models the topographic surfaces are defined by a 5x5x5 foot block resolution. The blocks are named "air", "dump", or the correct formation name in the FM variable. No blocks named "air" or "dump" are estimated and therefore are not included in either the resource or reserve report. The density for the dump blocks is 0.0568 tons per cubic foot.

The grade shells shown in the section above colored red are in air, dump, and intact rock. Only the portion of the grade shells that are in intact rock have grade estimated. All air and dump blocks have a zero grade. The blocks above the original and current topographical surfaces are air. The blocks between current and deepest and between current and original surfaces are dump.

In addition to depletion by the underground asbuilt workings and the open pits, some blocks within the grade shells, especially around the underground workings, shouldn't always be included in the resource. These blocks have been flagged with the name "steril" in the MINED variable in the Smith and SSX block models. This means that the blocks are "sterilized" and are not used for reporting even though they exist and have estimated grades. Blocks are sterilized if they are next to or between underground workings and therefore considered un-mineable by current methods.

Only the Smith and SSX model require sterilization as the grade shells are in and around current underground workings, which leaves isolated blocks after depletion that can't be accessed and mined by underground methods.

The method used to flag the sterilized blocks was to view the estimated blocks within the grade shells on 10 foot bench (plan) sections and draw polygons around the blocks that would not be included in the resource or reserve. The blocks inside the polygons were then flagged as "steril".

Sterilization of mineralization around the underground workings is an ongoing process. Many areas look mineable when viewed on the screen in the computer but need verification of actual extraction from direct inspection in the mine. Once a decision is made underground in the mine, then the model can be accurately updated.

Mineral resource classification

All blocks that have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in the glossary. The highest confidence is called Measured (CLASSNAME = "meas" or CLASS = 1), the next is Indicated (CLASSNAME = "ind" or CLASS = 2), and the lowest confidence is "Inferred" (CLASSNAME = "inf" or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Smith and SSX, underground production drilling is spaced between 10 and 25 feet apart. The variograms show a sill range just over 50 feet, so a slightly conservative range was chosen. The measured classification for all models are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites, which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification for all models are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites, which requires a minimum of two drill holes using a maximum of three composites per drill hole.

The inferred classification for all models are blocks that were estimated with an ellipse range of 300x300x150 feet or 500x500x250 feet with a minimum of 2 and a maximum of 12 composites, which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Block model validation

The drill hole composites were displayed with cross section views of the block models to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate were constrained within the 0.10 opt and/or 0.01 opt Au grade shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model. All of the estimated blocks at a zero cut off and all classes, measured, indicated, and inferred were used to calculate the average block grade. All composites flagged as inside the grade shells with a grade greater than zero were used to calculate the average composite grade.

Results from this comparison on this global scale were acceptable. In addition, ongoing reconciliation studies conducted in 2012 that compare actual mined grade and tonnage against the mined grade and tonnage predicted in the block model for the Smith mine compare very well.

Mineral resource statement

The Jerritt Canyon mineral resources, including reserves, as of December 31, 2012 are listed below.

Jerritt Canyon mineral resources including reserves—December 31, 2012

Notes:

(1)
Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(2)
Open pit mineral resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)
Open pit mineral resources include 5% mining losses and 5% dilution;
(4)
Underground mineral resources constrained to 0.10 opt grade shells and occur outside existing asbuilt workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and
(5)
Underground mineral resources include 5% mining losses and 5-10% dilution.

Underground mineral resources

The Jerritt underground mineral resources where tabulated using two methodologies.

SSX-Steer and Smith

Underground resources at SSX-Steer and Smith were calculated by determining which blocks within the 0.10 opt gold grade shells are potentially economic by Karl Swanson, SME; Consulting Mining Engineer.

Blocks within the current asbuilt underground workings are named "asb" in the variable named MINED in the block model and blocks within the sterilization solids are named "steril". These blocks were assigned a 0.001 opt gold grade. All other blocks have the name "intact" in the MINED variable.

The resource is determined from the "intact" blocks. Blocks within the design solids and within the 0.10 opt gold grade shells and which are named "intact" are renamed "des" in the MINED variable in the block model. Blocks within grade shells that are large enough to pay for their mining and milling and that are named "intact" are renamed "reso" in MINED variable. In addition, any groups of blocks around the current underground workings that are within the grade shells, are named "intact" and that are determined to be potentially economic are renamed "reso" in the MINED variable.

Only blocks with a gold grade greater than 0.10 opt and named "des" or "reso" in the MINED variable are included in the Smith and SSX resource. A mining recovery factor of 5% and dilution factor of 5% was applied to these two underground resources.

Starvation, Murray, Saval, and Winters Creek

Underground mineral resources at Saval, Murray, Starvation, and Winters Creek were calculated by Mark Odell, Practical Mining LLC. Resources at these mines are contained within designed mine excavations that meet the respective cut off grades calculated at $1,620 per ounce. All of the resource designs can be developed from nearby existing or planned excavations. A mining loss factor of 5% and a dilution factor of 10% have been applied to the resource. These factors are reasonable for the type and scale of underground mining practiced at the Jerritt Canyon Mines.

Open pit mineral resources

Open pit resources were estimated by creating a Lerch Grossman optimized $1,620/ ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,620 pit shell and exceed the minimum cutoff grades. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

Other resource constraints

Dewatering will be required to recover portions of the Murray, Smith Mine, SSX and West Mahala resources. Veris plans to construct dewatering wells, treatment and disposal facilities to handle all dewatering water that cannot be consumed in the process plant.

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, environmental, political, or others that would affect the Jerritt Canyon operation. The mine has or expects to receive the permits necessary for operation.

Mineral Reserve estimate

Mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

Jerritt Canyon mineral reserves—December 31, 2012

Underground mine reserves

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2012. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating. Starvation was under development in late 2012 with mine production that started in early April 2013. The Murray Mine operated from 1994 to 2006 while Saval is a planned new mine.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in section 16. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed in section 21.3 while minimizing the amount of diluting material included.

The stope average grade must exceed the minimum breakeven cutoff grade after the application of 5% mining losses and 10% dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, it will be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The cut off grades for underground reserves were determined using a gold price of $1,490 per ounce and the mining, haulage, processing and administrative costs listed in the Technical Report. Process recoveries are grade dependent and vary between 75% and 90%.

Included in the updated reserve are 234 koz located below the local water table. These include: the eastern portion of the SSX Mine including West Mahala; mine below the 6,600 ft. elevation; the reserves at Murray below the 6,100 ft. elevation; Smith Mine Zones 2, 3 and 4 reserves below the 6,600 ft. elevation; and the Smith East Zone 9 reserves below the 6,300 ft. elevation. The company plans to dewater these reserves by drilling wells from the surface into targeted ground water compartments. This water will either be used in the process or treated and discharged to a rapid infiltration basin. Engineering of the dewatering system is ongoing and the permitting process will be initiated in 2013. The Reserves Life of Mine Plan includes capital spending and schedule allowances for the dewatering operations.

Open pit mine reserves

Open pit reserves are contained in four different mining areas. These are, in decreasing order of reserves, Burns Basin, Mill Creek, Saval and Wright Window. Open pit reserves were estimated by creating a Lerch Grossman optimized $1,490 per ounce pit shell using only measured and indicated blocks. The resultant pit only mines those measured and indicated blocks which will provide a positive value when including the cost of mining all the overlying waste blocks.

Using the optimized pit shell as a guide, a final engineered pit was designed with haulage ramps and catch berms. If, after the application of mining recovery and dilution factors, the final pit has positive economic value, then the measured and indicated blocks contained inside the pit design that are greater than the cut offs grades can be considered proven and probable reserves.

The open pits included in the reserve estimation are of limited size and scope. Three of the four are also located in areas previously mined by open pits and none of them will require dewatering. The combination of these factors should allow timely receipt regulatory approvals.

Mining methods

Recent operating results, including production costs, of the Jerritt Canyon Mines are presented in this section. In addition, geotechnical parameters, mining methods, ore control, stockpile resources and reserve reconciliation are presented in this section.

Mining operations

Access to the Smith and SSX-Steer underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste. The waste is excavated and placed in a waste dump, whereas the high-grade and low-grade ore types may or may not be blended depending on analytical results, and taken either to the process facility or stockpiled in a nearby location for possible future processing, respectively. Because of the distances from the mine portals to the processing plant, 50—150-ton off-road haulers are used for surface ore transport.

Typical mine openings measure 15 × 15 to 20 × 25 feet in cross section. All mine openings are primarily supported with bolts and mesh. Shotcrete may also be applied to supplement the bolts and mesh in heavily jointed rock masses or in those areas where raveling has occurred. Ore is generally developed by drifting adjacent to the zone and then cross-cutting through the deposit at specified intervals. Secondary openings are developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the end stopes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock and cement. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground haulage trucks for transport back into the mine.

Mining production

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.97 million ounces of gold have been produced up to year-end 2012. The Jerritt Canyon Mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada. Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. The Murray underground mine was closed in 2006 and the MCE underground mine was closed in 2004.

Recent operating results, including production costs, of the Jerritt Canyon Mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling 0.98 million tons in 2012, 0.37 million tons during 2011, and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2010 and 2012, are given in the table below and represent ore materials processed through the mill on a dry ton basis.

Jerritt Canyon 2010-2012 production

Property	Annual Production (dry tons)
Year	2010		2011	2012
SSX Complex	0		9,051	281,124
Smith	176,409	(2)	269,795	405,904
Stockpiles(4)	233,731	(3)	95,351	291,234

Total	410,140		374,197	978,262

Notes:

(1)
Tonnages based on internal mine records;
(2)
Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by Veris in the March 31, 2011 MD&A (2011);
(3)
Remote stockpile tonnage processed through the mill based on internal mine records;
(4)
Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores.

As of October 18, 2012, the processing plant re-attained the maximum permitted processing capacity, treating approximately 6,000 tons/day (125 tph for each roaster). The previous historical processing capacity rate of 4,320 tpd (90tph for each roaster) was limited due to permitting constraints by the State of Nevada imposed as part of the Consent Decree and was attainable in the past when the feed was derived mainly from open pit operations, but was a significant surplus when accepting material from only the underground mines simply because the total mine output alone could not attain this daily rate.

In mid-2007 Veris amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont that continued into 2008, 2010, and 2011 which supplemented mined ores feeding the roasters and thereby reduced certain unit operating costs. There was no Newmont-Veris agreement in place in 2012 so no Newmont ores were processed through the mill that year. Discussions are currently in progress with Newmont regarding a possible ore and/or stockpile purchase contract.

2012 underground mine production from Smith Mine and SSX-Steer Complex totaled 687,028 tons (405,904 tons from Smith by contract miner Small Mines Development, LLC (SMD) and 281,124 tons from SSX-Steer by Veris Gold USA, Inc. & SMD). From August 1, 2012 to Year-End 2012, total average underground mine production from Smith Mine was 1,261 tons per day and 1,162 tons per day from SSX. A total of 291,234 tons of remote stockpile ore material was mined in 2012. Also in November 2012, development commenced at the new Starvation Canyon underground mine by SMD. The Starvation Canyon mine was officially opened on April 8, 2013 and is being operated by SMD. Total production from the Jerritt Canyon processing plant was 105,626 oz Au from 978,262 tons of processed ore at an average metallurgical recovery of 82.7%. The plant operated for approximately 247 total days in 2012.

The plant processed a total of 628,418 tons in 2011 and operated for 339 total days to achieve an average processing rate of 1,853 tons/day for the year. Gold produced in 2011 from all sources was 76,585 ounces (recovered) from 628,418 tons of processed ore and purchased material at a metallurgical recovery that averaged 85.8%. The Smith underground mine reported production of 269,795 tons of ore containing 46,971 ounces of Au. The daily average ore production rate from the Smith Mine in the fourth quarter of 2011 was approximately 1,169 tons. Underground mining at the SSX-Steer mine Complex started in early October of 2011 and averaged approximately 150 tons of ore per day in the fourth quarter of 2011. A total of 95,351 tons of Jerritt stockpile material containing 7,182 oz of Au was processed through the mill in 2011.

The plant processed a total of 599,555 dry tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2%. For 2010, the Smith underground mine reported production of 176,409 dry tons of ore containing 29,278 ounces of Au (Yukon-Nevada Gold Corp, 2011), along with 186,650 waste tons. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008. Plant capacity is limited to some extent by the "fuel content" of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3%.

The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shut down and other mill shut downs in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by YNG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several "stop" orders received from the NDEP.

No significant Newmont ores were purchased or processed in 2012. Newmont ores were purchased and processed by Veris in 2011, 2010 and 2008. In 2011, VUSA processed 254,221 dry tons containing 33,968 ounces. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, VUSA processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

Underground mining methods

Underground Mining at Jerritt Canyon consists of two primary mining methods: long-hole open stoping with delayed backfill and modified drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. These methods have been employed successfully at Jerritt Canyon since 1993.

The stope development drifts for long-hole open stoping and for drift and fill are typically from 15 to 20 feet high and 15 to 25 feet in width depending on the ground conditions and geometry of the ore. The excavations are created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle are fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for long-hole stopes are spaced with a minimum back to sill separation of 25 feet vertically. This vertical separation can be increased to as much as 100 feet if the geometry of the deposit will allow. Once the top and bottom stope development drift is completed the intervening ore will be drilled with a mechanized production drill using 2 3/4 inch to 4 in diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit. Remote operation allows the operator to stay at a safe location under bolted ground at all times.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is a cemented rock fill which contains from 4% to 8% cement and will have unconfined compression strengths of 400 to 600 pounds per square inch (psi). The backfill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

If the vertical thickness of the ore is not great enough to allow long-hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill or of the access drift. During breasting the footwall can be ramped at up to a -25% gradient to allow LHD access. The height of the breast can reach up to 40 feet. Upon completion of the stope it will be backfilled similar to a long-hole stope.

Any underground mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton. All of the underground reserves have also been adjusted to include a mining recovery factor of 95%.

Mine development

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 15 feet wide by 15 feet high to accommodate 30 ton haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary form -15% to +15%. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

Capital development rates will be as much as 9,800 feet per year at SSX and 8,900 feet per year at Smith in order to achieve the planned ore production levels.

Underground geotechnical considerations

The Hanson Creek host rock at Jerritt Canyon has a fair to poor classification with RMR values typically in the 30-40 range. These conditions are managed by limiting the span or hydraulic radius of open excavations through the use of cemented backfill. And by applying the ground support materials mentioned above. On occasion geologic structures are encountered with adverse orientations to the mine workings. These are controlled with the application of the additional ground support materials. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

A geotechnical evaluation program was completed at Starvation Canyon by Golder Associates in 2012 (Golder Associates, 2012). Twelve diamond drill holes were completed using triple tube equipment. The core was logged for geotechnical parameters at the rig and then transported to the core logging facility for additional characterization. At the core shed the core was photographed, reconciled with tele-viewer images to collect structural orientation data, point load tested, and samples were collected for laboratory testing.

The geotechnical program concluded that 75% of the rock mass at Starvation Canyon will have a RMR rating of 61 or higher and 15% has an RMR rating between 41 and 60. The recommended ground support for Starvation Canyon is similar to that used at the other mines in the district and consists of bolts and mesh supplemented by shotcrete when necessary. A kinematic analysis of stope orientations revealed a low potential for wedge failures in the planned excavations.

Ventilation

Underground Mining at Jerritt Canyon relies heavily on diesel equipment to extract the ores. This requires large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust.

Dewatering

A portion of the reserves and resources located in the Smith and SSX/West Mahala areas are located below the local ground water table and will require dewatering. Dewatering will be accomplished by means of high capacity production wells drilled from the surface and targeted into specific compartmentalized ground water horizons. Each well can have a capacity of up to 500 gallons per minute. Discharge from the wells will be used to provide the 700 gallons per minute of process makeup water required, following the closure of TSF 1, or will be treated and disposed of in a rapid infiltration basin. Water treatment will be required to maintain allowed levels of arsenic, antimony and total dissolved solids.

Dewatering will also be required at the Murray Mine. During its operation the Murray mine was dewatered through a series of small underground wells drilled to target specific water bearing structures. This water did not require treatment and was pumped to 3 injection wells located below the Alchem pit for disposal. The system remains in place and will be rehabilitated with the reopening of the Murray Mine.

The Life of Mine Reserves Plan contains $36M in capital for the design and construction of the dewatering facilities. Production from the areas requiring dewatering is not scheduled to begin until mid-2015. Engineering of these facilities is underway and permitting will commence in late 2013 and is not expected to delay mining.

Open pit mining methods

Open pit methods will be used to extract some of the reserves at Jerritt Canyon. Three of these areas, Burns Basin, Mill Creek and Saval were mined previously by open pit methods. The fourth area, Wright Window, has not been the site of any previous mining activity. Open pit mining will provide between 100,000 and 350,000 tons of ore per year beginning in 2014. Stripping ratios will vary from a low of 2:1 at Wright Window to a high of 23:1 at Burns.

The open pits will be conventional drill, blast, load and haul operations utilizing 10 to 15 cubic yard loaders and 100-150 ton haul trucks. The pits will be worked in 20 foot benches with the ore and waste delineated using blast hole assays. It is anticipated that all open pit mining will be performed by a qualified contractor. Operating and capital costs in the Life of Mine Plan have been adjusted accordingly.

Previous open pit mining allowed for a 55-65 degree bench face angle and a 45 degree inter-ramp slope angle. These operations resulted in stable pit slopes that remain intact over 10 years following the cessation of mining activity in these areas. Similar allowances have been made in the planned reserve pits.

Mining recovery and dilution factors of 95% and 5%, respectively, have been applied to all open pit reserves. The diluting material is assumed to be waste with no recoverable gold values. These factors are within acceptable industry limits.

Waste Rock will be disposed of in waste rock storage facilities adjacent to the pits, or will be backfilled into previously mined pits. The limited size and scope of the open pits and proximity to previous mining activity does not present any permitting or environmental issues that could delay or prevent exploitation of open pit reserves and resources.

Ore control and sampling procedures (underground)

Muck from each round is hauled from the portal and piled in discreet windrows at the muck laydown area of each mine. Miners label each pile with a lath including heading, date, and shift. Three samples are collected per round. An ore control technician will walk around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging is tied to the lath to indicate the pile has been sampled. Bags are hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab.

Assay results are issued 24 to 72 hours later. The Geologist or Engineer marks the piles ore or waste by painting the lath orange for ore or blue for waste. Once a pile has been marked ore or waste, it is hauled to its corresponding destination.

Jerritt Canyon Stockpiles

Stockpile materials are mined with 100- or 150-ton haul trucks and a front-end loader. Muck material to be mined has previously been assayed for grade control and is typically flagged in the field as ore or waste. Stockpile ore is delivered to the ROM whereas waste is delivered to a local waste dump.

The various stockpiles at Jerritt Canyon are categorized based on their spatial distance to the mill. The Remote Stockpile consists of numerous individual stockpiles that reside proximal to their original mined source. These stockpiles are located at varied distances distal to the mill. Prior to Year-End 2009 these stockpiles were inventoried by physical survey then subsequently reconciled to the Year-End 2007 (NI 43-101) stockpile resource (discussion of the reconciliation process can be found in the Jerritt Canyon January 6, 2012 Amended NI 43-101 report). This reconciliation formed the basis for the reported Year-End 2010 reserves/resources.

The Mill Stockpile (a.k.a. ROM) consists of numerous individual stockpiles located proximal to the primary crusher facility at the mill. Ores derived from various sources (including the remote stockpiles) are delivered to the ROM prior to processing through the mill. All ROM deliveries are segregated by source.

ROM stockpiles are inventoried on a monthly basis via physical survey conducted by the mine Engineering Department. This inventory provides the baseline for the monthly mine/mill reconciliation and subsequent reserve/resource depletions.

The table below summarizes the change to inventory for the Jerritt Canyon stockpiles as of the Year-End 2012. A trenching and sampling program undertaken in 2012 resulted in a grade reduction below cutoff grade in three of the remote stockpile areas and their subsequent removal from reserves at the end of 2012.

Jerritt Canyon stockpile reserve summary

	Year-End 2011			Year-End 2012			Net Depletions
Stockpile	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz
Remote	623	0.065	40.7	167	0.053	8.9	-456	0.070	-31.8
Mill	180	0.094	17.0	37	0.124	4.6	-143	0.087	-12.4

TOTAL	803	0.072	57.7	204	0.066	13.5	-598	0.074	-44.2

Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

  •
  Raw assay reports from Jerritt lab

  •
  Certified assay results from outside laboratory

  •
  Compilations of sample assays in spreadsheet format from staff: Paul Noland (Chief Geologist, 2009), William Hofer (Chief Geologist, 2010-current), and John Vipham (Staff Surveyor).

The datasets provided were reviewed for chain of custody from 2009 analysis performed by Paul Noland to current 2012 analysis by William Hofer, including additions and editing by John Vipham. The sample results were reviewed for accuracy by comparing assay reports with subsequent eras of compilation spreadsheets between 2009 and December 2011. Some of the initial stockpile samples from 2009 were sent to ALS Chemex lab. Otherwise, all of the samples were and continue to be assayed on-site at the Jerritt lab.

In 2010, a regular sampling program had been initiated for remote stockpiles from which an estimate of the potential for inclusion in site resources is referenced. Of the total assay population used in the stockpile compilations, 22% were matched to corresponding records in previous compilations and traced to original assay certificates. This is an acceptable representative population of stockpile assay results.

There is excellent correlation between lab results and corresponding compilation spreadsheets (100%). The chain of custody between sequential copies of stockpile assay assessment is also 100% accurate. Based on excellent correlation between subsequent compilations and assay-checks the Jerritt Canyon Ore Stockpile compilations are considered accurate by the primary author of the Company's most recent technical report.

Recovery methods

Recent operating results, including production costs, of the Jerritt Canyon Mines and processing facilities are presented in this section. In addition, details of the process flow sheet are shown and described.

Processing facilities, operating parameters, and process flow sheet

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

  •
  Primary crushing;

  •
  Secondary crushing;

  •
  Fine ore drying;

  •
  Tertiary crushing;

  •
  Dry grinding;

  •
  Roasting;

  •
  Carbon-in-leach ("CIL") with cyanidation and carbon adsorption;

  •
  Carbon stripping;

  •
  Carbon reactivation;

  •
  Electro-winning,

  •
  Merrill-Crowe process using zinc cementation of gold and silver;

  •
  Precipitate refining;

  •
  Oxygen plant;

  •
  Water evaporation pond; and

  •
  Tailing impoundment.

Operating parameters for the Jerritt Canyon processing plant

Operating Parameter	Units	Value
Processing Capacity Rate	tons/Year	1,500,000
Processing Capacity Rate	tons/Day	4,320
Planned Plant Availability		95%
NDEP Permitted Processing Rate	tons/day	6,000
Ore Grade	oz Au/ton	0.175
Gold Recovery	%	89.1
Operating Cost	$/ton Processed	$39.44

As part of the Consent Decree Agreement noted above, stack tests are being conducted on a periodic basis to make sure that VUSA adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

The Smith and SSX-Steer underground mines are currently the primary local mine sources feeding the mill with approximately 1,483 (including high grade and low grade ores) and 975 ore tons per day, respectively, in March 2013. Targeted 2013 ore production from Smith and SSX-Steer is 1,250 tons per day from each. An additional 600 ore tons per day will be provided from the new Starvation Canyon Mine by the end of June 2013. The Jerritt Canyon ore stockpiles will continue to be another mill feed source at the site for the first half of 2013. A total of 21,869 tons of remote stockpile material was mined in March 2013.

Development at the Saval 4 mine will commence in Quarter 3 2013 at a targeted rate of 400 ore tons per day. The LoM plan in the Company's technical report is targeting mill through put of 4,110 tpd. Current production through the mill as of the end of March 2013 is approximately 252,758 tons.

The mill was shut down to complete a winterization and refurbishment program from January 6, 2012 to February 2, 2012. During the shutdown period the following items were addressed:

  •
  constructing a new drying facility;

  •
  reconfiguring the conveying system in fine crushing;

  •
  old dryer was replaced with a new ore dryer closer to the front end of the circuit which includes its own mercury scrubbing system;

  •
  installation of a new Distributed Control System ("DCS") for the entire plant;

  •
  installation of a new quench tank for the East Roaster which is one of the final requirements for compliance with the Consent Decree;

  •
  realignment of the crushing conveyors;

  •
  rebuild of the thickener rakes;

  •
  rebuild of the OSEPA particle-sizing system;

  •
  replacement of the pinion on the ball mill;

  •
  replacement of the feed-end of the ball mill;

  •
  replacement of portions of the dust-control ventilation system;

  •
  replacement of air-slides feeding the roasters;

  •
  clean-out of the roasters and some refractory repair;

  •
  replacement and repair of the fine ore bin conveyor and belt;

  •
  rebuild of the CIL carbon screens;

  •
  replacement of the retort and furnace in the refinery;

  •
  the Merrill-Crowe precipitation circuit was replaced with an electrowinning circuit; and

  •
  replacement of some key components in the oxygen plant.

The new ore dryer has been placed before the screens and chutes of the secondary cone crusher. The old ore dryer has been eliminated from the processing facility and used to be located after the secondary and tertiary crusher, which allowed wet ore to freeze and result in handling problems. These ore handling problems have now been eliminated with the new ore dryer configuration and are expected to help maintain more consistent ore production throughout the year and through the winter months.

Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012. The remaining portions of the winterization and refurbishment program were commissioned on February 1, 2012. The mercury scrubbing system associated with the roasting circuit was commissioned in November 2009.

In early March 2012, additional issues with the new ore dryer and bucket elevator were identified. Flights and lifters in the dryer were detaching from the shell and caused downtime from plugging the discharge chute. The bucket elevator experienced problems with buckets detaching and chain pins breaking which caused the bucket elevator to jam and shut down. The chain was replaced in early April and the feed rate was reduced to less than 200 tph for crushing. The bucket elevator was replaced with two standard belt conveyors in mid-June and the work was completed on July 11, 2012. During this time, a mobile crusher was installed as a backup to bypass the bucket elevator if more problems were encountered with the bucket elevator before it was replaced. In addition a new dust-extraction ducting was installed in fine crushing. The crushing circuit is now operating at steady state throughput levels well over 300 tons per hour allowing for consistent operation of the roasting and CIL circuits at over 4,000 tons per day.

The wet milling facilities are currently not in use or permitted but include two lines with each containing one 800 HP SAG Mill and a 700 HP Ball Mill with a capacity of approximately 1,450 tons/day. The existing wet mill therefore contains a maximum feed capacity for approximately 3,000 t/d. The Jerritt Geology and Mining groups are targeting ores from previously mined open pits and/or new on-site open pit resources within the Jerritt Canyon property that will be considered for feeding the existing wet milling process facilities. In addition, these wet mill facilities could also be utilized for helping process third-party ores originating from off site.

Recoverability

Gold recovery in 2008 to 2012 is shown below and was recorded by month. For 2012 the gold recovery averaged 82.7% of contained metal delivered to the process plant.

Jerritt Canyon 2008-2012 gold recovery by month

	Gold Recovery
Month Year	2008	2009	2010		2011	2012
January	83.3	n/a	87.3		88.1	77.8
February	85.8	n/a	83.9		87.3	83.4
March	n/a	n/a	89.6		89.4	81.7
April	75.2	82.5	89.4		86.5	84.0
May	83.7	89.9	87.5		85.2	84.0
June	87.6	n/a	87.6		87.2	81.2
July	87.9	n/a	89.9		85.9	80.4
August	86.8	n/a	89.7		87.5	81.6
September	n/a	n/a	87.7		84.1	83.9
October	n/a	n/a	87.5		85.6	80.7
November	n/a	85.2	86.6		83.7	83.3
December	n/a	87.7	87.4		80.0	85.4
Average	87.3	86.3	88.2	*	85.8	82.7

Note: The average gold recovery values for 2009 and 2011 are arithmetic whereas the 2008, 2010, and 2012 averages are weighted averages

The average gold recovery for 2012 and 2011 was 82.7 percent and 85.8 percent, respectively, which is lower than previous years. Plant recoveries were lower than planned due to a coarser grind of ore feeding the roasters. This was a result of limiting the recirculating load in tertiary crushing to reduce the ore feeding through to the recently replaced bucket elevator to minimize the risk of failure. It is believed that the lower 2011 gold recoveries were related to equipment issues in the CIL circuit, which reduced leaching retention time and thus gold recovery. Future gold recovery for 2013 is forecast at 86% based on the equipment upgrades made in the early 2012 mill shutdown. The gold recovery for 2010 and 2007 was the same at 88.2%. The lower gold recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The authors of the Company's most recent technical report consider these figures acceptable, given the deposit characteristics and the method of extraction.

Historic processing plant production and cost data

The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and "lost" ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

In March 2006, an agreement was reached between Veris (formerly Queenstake) and Newmont USA Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Veris and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until

December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allowed deliveries of Newmont ore, with no specified quantities, to continue to December 31, 2011.

Jerritt Canyon historic process production and cost data

Operating Data	Units	Actual 2008		Actual 2009		Actual 2010		Actual 2011		Actual 2012

Production Data
Tons Processed:
Annual(1)	000's ktons	338		UNK		600		628		978
Daily Average	tons	2,128	(1)	UNK		1,862	(1)	1,853	(5)	3,960	(7)
Ore Grade	oz Au/ton	0.160		UNK		0.123		0.142		0.130
Recovery	%	87.3		86.3		88.2		85.8		82.7
Gold Production(2)	000's oz	45		10		65		77		106

Cost Data
Annual Total Cost(3)	$000's	17,508		10,437		22,150		40,505		46,888
Unit Processing Costs:
Ore	$/ton Milled	51.75		UNK		36.94	(4)	64.46	(5)	47.93
Gold	$/oz Au	391.68		1,068.30	(6)	340.23	(4)	528.89		443.90

(1)
Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)
Includes purchased ores for actual 2007, 2008, 2010, and 2011;
(3)
Annual total cost excludes Newmont inventory cost;
(4)
Processing cost for 2010 is high due to the "loss" of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(5)
Delays in implementing the new mine plan for 2011 resulted in reduced mill throughput for 2011 and therefore increased unit processing costs;
(6)
The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;
(7)
The mill was down for 118 days in 2012 for various reasons including a winterization shutdown from January 6 to February 2, 2012.

Since open pit mine production is being proposed at Burns Basin and Saval and other sites that contain lower gold grades than current underground ore head grades, the open pit mine models for the technical report have used a historic Au recovery equation for roast ores (Type II ore) that was previously used in historic Jerritt open pit ore reserve estimates (Birak and Cole; 1990). The linear Au recovery equation is listed below:

  •
  Au recovery = 0.9042x +0.75169 with a cutoff grade of 0.053 opt Au.

This equation calculates a 90 percent recovery at 0.164 opt Au head grade. In addition, this recovery equation was calculated using the tons and grade reported at the fine crushing plant.

The authors of the technical report considered the projected production and cost estimates achievable, especially with the continued increasing underground ore production from the SSX-Steer mine complex, and the recent startup of production from the Starvation Canyon underground mine in early April 2013.

Project infrastructure

Jerritt Canyon has been in production for many years and has well established infrastructure including: office buildings, warehouse facilities, maintenance shops, laboratory facilities, communication networks, and onsite security. The mineral processing facilities have been described in the previous section.

Road access

The main access road is approximately 7 miles long and is a 22-foot wide paved road between Nevada highway 225 and the mill site. A 100-foot wide haul road provides access between the major ore-producing mines and the mill site. This road network is approximately 17 miles long.

Water sources

Water for the mill site comes from two sources: deep underground water wells and a connected series of seepage recovery wells and pumps. All pumping wells are permitted through the Nevada Division of Water Resources water rights. Three potable water systems exist on the property and are permitted as public water supplies.

Power

Power to the mine site is supplied by NV Energy through a 125kV, 3-phase transmission line. Monthly power consumption over the period from January to March 2011 has varied from 7.3 to 8.2 MWh.

Sewage and waste disposal

Domestic wastewater (sewage) at the mill site is treated in a packaged wastewater treatment plant. Treatment includes primary settling, air-enhanced digestion, and chlorine disinfection. Treated effluent is disposed of in the tailings storage facility where it infiltrates to the ground. Each of the underground mines has an individual sewage disposal system consisting of a collection system, septic tank, and leach field.

Ore stockpiles

There are a number of ore stockpiles present at the mine site that are included as resources and reserves. The remote stockpiles are located distal to the mill facilities and are spread throughout the property mostly in the area of the North Generator, Alchem, and Marlboro Canyon open pits and the SSX-Steer mine area. There are also several ore stockpiles located in the Run of Mine area adjacent to the mill.

Tailings facilities

The existing tailings storage facility (TSF-1) was initially designed by Sergent Hauskins & Beckwith (SHB) and was commissioned in 1981. Knight Piesold designed the five subsequent raises, including the final raise (Phase VII) that was constructed in 1998. The primary retention structure of the TSF-1, the East Embankment, is a zoned earthen dam with an upstream low-permeability barrier zone, interior chimney drain, and mass random fill shell. Subsequent raise construction incorporated extension of the barrier and drainage zones. The TSF-1 is currently operated as a managed sub-aerial deposition system. VG has been transferring excess supernatant water to the Evaporation Pond and has been actively evaporating this solution, which is expected to continue for the foreseeable future. At current production rates it is anticipated that the TSF-1 will be filled to its maximum operational capacity by August 2013. The company's goal is to enter the TSF-1 for closure and reclamation at the point of maximum capacity.

A new Tailings Storage Facility (TSF-2) has been constructed and Phase 1 was completed in early December 2012. As-built plan and reports were submitted to the State agencies and approval to operate was granted in January 2013. The Phase 1 construction included a 73 acre tailings storage facility (TSF-2) and a 62 acre water storage reservoir (WSR) that has an East Basin (WSR-E) and a West Basin (WSR-W).

TSF-2 is a double-lined facility. An 80 mil AGRU single-sided micro-spike high density polyethylene (HDPE) primary liner was installed over a 60 mil AGRU HDPE drain liner. This phase will provide 4.5 million tons of storage space for tailings deposited at 85 pounds per cubic foot. This is 3 years of storage at an average production rate of 4,100 tons per day.

WSR is also a double-lined facility. An 80 mil AGRU single-sided micro-spike HDPE primary liner was installed over a 60 mil AGRU HDPE drain liner. The WSR was split into two separate basins by a lined earthen embankment. WSR-E has an operating capacity of 216 million gallons. WSR-W has an operating capacity of 186 million gallons. The combined storage is 402 million gallons. The earthen embankment area provides the necessary area and containment to operate 20 evaporators. As the TSF-1 is closed down, the existing evaporators located there will be utilized for the WSR embankment area. Both basins were approved for operation by the State in August 2012.

Originally budgeted at $39 million, Phase 1 of the project was completed for about $30 million in an 18 month period. Phase 2 of the project provides an additional 3 years of storage capacity in TSF-2 by raising the embankment height.

Market studies and contracts

Market studies

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Gold prices have increased every year since 2002 and reached record levels in September 2011 when the monthly average price was $1,756 per ounce. The lowest monthly average price in 2012 was recorded in May 2012 at $1,585 per ounce. Gold prices ended the year at $1,689 per ounce. At the end of 2012 the 36 month trailing average price reached $1,490 per ounce while the 24 month trailing price averaged $1,620.

Contracts

Jerritt Canyon has operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November 2009, Small Mine Development (SMD) is under contract to perform mining operations at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first. Both companies agreed to an extension of this contract in 2012.

Additional contracts with SMD for mining at Starvation Canyon and SSX have been negotiated by the company during 2012.

The company has entered into two gold loan agreements with Duetsche Bank (the first in August 2011 for 173,880 oz and the second in February 2012 for 27,950 oz) to secure the capital funding necessary for the Construction of Tailings Storage Facility 2, replacing the ore dryer, purchasing mining equipment and other capital projects. The terms of these agreements have been incorporated into the financial model used for the evaluation of reserves. As of May 2013, approximately 140,090 oz remained to be delivered over the next 2.5 years.

The company has entered into and is seeking additional toll milling agreements with other mines to process their ores through the Jerritt Canyon Roaster. These ores will be processed using the excess capacity of the Jerritt Roaster and will not interfere with the processing of Jerritt Canyon ores. The costs and cash flows presented in the Technical Report exclude any benefit which may be derived from processing third party ores.

These contracts are considered by the primary author of the Technical Report to be within industry norms. The Company is focused on restructuring the existing debt facilities through a combination of decreasing monthly commitments under the Senior Secured Gold Forward Facility, and by pursuing options to refinance with extended terms, thereby lowering monthly interest charges and increasing cash flow.

Environmental studies, permitting, and social or community impact

Veris has financed the Jerritt Canyon Operations' reclamation and closure costs by funding a commutation account within a reclamation insurance policy with Chartis Insurance (Chartis). This reclamation insurance policy, and additional cash placed by VUSA in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December, 2012, the surety provided to government agencies was US $81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1.

The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and revised in October 2012 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Veris estimates the net present value of its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $36,407,843.

Permitting activities with the State of Nevada to advance the Starvation Canyon project to an underground mine project have been completed. The Nevada Department of Transportation has been notified of the project ore hauling requirements on state highways.

Environmental management systems are in place and qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The surety costs for the agency bond for publically-owned lands are calculated under the U.S. Forest Service bonding guidelines and the surety costs for privately-owned lands are calculated under the requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. The reclamation insurance policy with the Chartis and the additional cash in a money market account with Chartis, provides the collateral for the surety that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

  •
  Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and re-vegetated. Most open pits exist in a near-reclaimed state.

  •
  Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.

  •
  Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and re-vegetated.

  •
  Haul roads and access roads not included in the USFS Travel Management Plan will be re-graded to conform to the original ground contours and re-vegetated. Haul roads that may be left partially reclaimed and permanently open will likely require some level of reclamation to reduce overall road width.

  •
  Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

  •
  TSF-1 will be closed with the construction of a working platform of rock from the spent heap leach and from the DASH East RDA. The working platform will provide the location of forced evaporation of the free surface water and groundwater seepage from TSF-1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF-1 is closed and seepage ceases. Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF-1.

  •
  Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and re-vegetated.

  •
  Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine life progresses and certain components move to closure, the overall detail of the closure plan may require refinement.

Environmental issues

Jerritt Canyon has been in operation since 1981. The mine is located primarily on private land controlled by Veris, and public land mostly administered by the United States Forest Service (USFS) and some administered by the Bureau of Land Management (BLM). The project consists of several surface mines; two operating and three non-operating underground mining areas (Murray, MCE, and West Generator); eighteen rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

Major operating permits for the project are in place. Mining and milling are currently operating under a Consent Decree agreement (2009) between VUSA (Formerly Queenstake) and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite.

Environmental liabilities at the Jerritt Canyon property include:

  •
  High sulfate and total dissolved solids in seepage from waste rock from four RDAs; and

  •
  Site closure and restoration including management of seepage from the tailings impoundment.

On July 20, 2009, Queenstake installed a calomel-based scrubber system on the roasters to reduce mercury emissions and to comply with the NDEP and State guidelines. The technology responsible for the calomel-based scrubber system is patent-pending and owned by a senior executive of Veris. Stack tests over the past three years have proven the efficiency of the newly installed emissions control system and meets the requirements in the Consent Decree and/or agreements with the NDEP.

Construction of a new tailings storage facility (TSF-2) and ancillary water storage reservoir (WSR) began in 2011. Construction of the WSR was largely completed in 2012 as was construction of TSF2, with some follow-up corrections to liner systems being required for 2013. Beginning in the second or third quarter of 2013, the TSF-2 will transition as a replacement repository for mill tailings. The existing Tailings Storage Facility (TSF-1) will cease receiving mill tailings no later than January 2014 and will then enter closure and reclamation.

Veris has financed the Jerritt Canyon Operations' reclamation and closure costs by an insurance policy with Chartis Insurance (Chartis). The capacity of this insurance policy, and additional cash placed by Veris in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 31, 2012, the surety provided to government agencies was US $81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 40% of the bond costs are related to control and remediation of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The bonds costs and the surety placed under this plan are updated annually. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $36,407,843.

Environmental liabilities

Mr. John Barta, Veris' Environmental Manager, provided the review of environmental and permitting activities at the Jerritt Canyon Project.

Environmental liabilities at the mine include:

  •
  High sulfate and Total Dissolved Solids (TDS) in surface water seepage from four (RDAs); and

  •
  Site closure and restoration including management of underground seepage from the tailings impoundment.

Waste rock seepage

Since being selected in the 1981 Environmental Impact Statement (EIS), RDA design criteria have resulted in structuring the RDAs to avoid erosion by draining storm water runoff and snowmelt toward the interior of the RDA. These design criteria have resulted in four RDAs that exhibit seepage from the toe of the RDA slope: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs. The quality of the seepage water does not meet the applicable State water standards. Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection—Bureau of Mining Regulation and Reclamation (NDEP/BMRR) to develop mitigation actions and monitoring plans for these seepages since the late 1990s.

In 1999, the operations tested a biological treatment method for the RDA seepage in a surface sedimentation pond that did not yield sufficient results. In 2003, the operations constructed a test passive treatment works (a biological sulfate reduction trench) for the Marlboro Canyon RDA seepage under the State water pollution control permit. Monitoring of the water from those treatment works has continued since that time. The water from the treatment works has not met applicable water quality standards since late 2004 and the treatment method had not been considered successful. During 2012, the Company evaluated the Marlboro Canyon treatment method and the treatment works. The evaluation showed that the passive biological treatment method was successfully treating the seepage but that the capacity of the treatment works was not sufficient to meet the applicable standards.

During 2012, the Company began testing remedial actions to: 1) diminish the capture and infiltration of precipitation by the RDAs that exhibit seepage and, 2) to diminish RDA seepage to the extent practicable. During 2012, mitigation to diminish seepage was completed on the Gracie RDA; was 90% completed on the Snow Canyon East RDA; and had begun on the Marlboro Canyon RDA. The Company anticipates completing the mitigation on the Snow Canyon East RDA and the Marlboro Canyon RDA during 2013. Monitoring of these seepages will continue to evaluate the success of the mitigation. Permitting requirements for the mitigation to diminish seepage on the DASH East RDA were under review at the end of 2012 and will be scheduled accordingly. The Company anticipates remedial actions that successfully diminish seepage may be incorporated into future designs for RDAs. If the efforts to diminish the flow rates are not sufficient to meet the applicable water quality standards in the RDA seepages, then treatment may become required. During 2012, the Company expanded its efforts to test and evaluate treatment methods.

The Company will test during 2013 the effect of adding a supplement to the inflow to the Marlboro Canyon treatment works in order to improve treatment using the existing treatment works capacity. In 2011 and 2012, a pilot treatment plant was constructed to test on a pilot scale an active chemical treatment method for the DASH East RDA seepage. Testing of this active chemical method is anticipated to begin in the second quarter of 2013. During 2012, and based on the evaluation of the Marlboro Canyon test trench treatment method, the Company submitted plans to the State for pilot treatment works to test biological treatment methods for the DASH East RDA seepage. Testing of biological treatment of the DASH East RDA seepage is anticipated to begin in the second quarter of 2013.

Tailings impoundment seepage control

The first phase of the existing tailings storage facility (TSF-1) was designed in 1979-1980, incorporates an earthen embankment and compacted soil liner, and does not include a synthetic liner as would be typically required today. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have continued since that time.The Company expects to initiate the full use of the new Tailings Storage Facility (TSF-2) and ancillary Water Storage Reservoir (WSR) during the second quarter of 2013. The TSF-2 will transition as a replacement repository for TSF-1. It is anticipated that TSF-1 will cease receiving mill tailings no later than January 1, 2014. TSF-1 will then enter closure and reclamation.

Air emissions control technology

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The performance tests have proven to be successful, and the technology was installed in all applicable stationary sources of mercury emissions in 2012. New mercury controls for the Refinery were installed in 2012 that do not incorporate the new calomel-based technology as other technology was more appropriate for that unit. Stack tests are being done on a routine basis and monitored by a third party contractor. The new calomel-based controls are performing well and continue surpassing the control limits defined in the Consent Decree and/or agreements with the NDEP. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive.

Reclamation bond cost

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Approximately 25% of the mining disturbances have already been reclaimed and await release of the re-vegetation requirement. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis.

Veris has financed the Jerritt Canyon reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, together collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 2012, the surety provided to government agencies was US$73,663,796, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010, and revised in October 2012, were submitted to the USFS Nevada Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $62,391,120. Veris estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$33,849,619. Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial restoration actions mandated by government agencies.

Permits

Operating permits for the mine are in place and are presented below. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Permitting activities with the State of Nevada are completed at the Starvation Canyon underground mine project as of the filing date of the technical report and the mine production commenced in early April 2013. Queenstake has secured the Water Pollution Control Permit for this project and the Reclamation permit, including the bonding. Groundwater monitoring is in progress. The Nevada Highway Department was notified that Starvation Canyon ore is being hauled on State Highways to the Jerritt Canyon Processing Facility.

Operating permits

Permit/Approval	Granting Agency	Comments

Plan of Operations	USFS	Still active.

Work Plans	USFS	Annual work plan submitted to USFS and NDEP

Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Expired in 2007. There are no triggers currently identified requiring an update.

EPA ID Number	U.S. Environmental Protection Agency

The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/Bureau of Air Pollution Control

The Mine has a current Title V air permit. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree are being incorporated in the permit.

Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)

The bond estimate is updated annually with the USFS and the NDEP. The bonding includes the construction of the new tailings storage facility (TSF), water storage reservoir, expanded mining activities, and additional costs for the closure of the existing TSF.

Water Pollution Control Permit	NDEP-BMRR

One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulfate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.

Underground Injection Control	NDEP/Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.

Permit/Approval	Granting Agency	Comments

Solid Waste Class III Landfill Waiver	NDEP/Bureau of Solid Waste

The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.

Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.

Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.

Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.

Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified.

Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and at the mill site. Upgrades are underway in 2012 for the SSX and mill site systems.

Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified.

Capital and operating costs

Capital costs

Jerritt Canyon is forecasting a capital expenditure of $192 million over the coming six year period for mine-related capital items. Underground mine development is the largest capital requirement and accounts for $112M of total capital spending. Mining and processing facilities total $39M and include $38M for dewatering wells, treatment plant and disposal systems. Geology and drilling will require $12.1M. Mining equipment and sustaining capital total $29.2M. A breakdown by area is given in the table below.

Jerritt Canyon Life of Mine (LoM) capital expenditures ($000's)

Area	Equipment	Facilities	Mine Development	Total
Smith	$0	$25,000	$51,697	$76,697
SSX Complex	$0	$8,000	$29,470	$37,470
Saval UG	$4,394	$630	$10,095	$15,119
Starvation	$7,593	$910	$9,270	$17,773

Area	Equipment	Facilities	Mine Development	Total
Murray	$12,839	$4,660	$10,945	$28,444
Burns Basin			$100	$100
Mill Creek			$200	$200
Saval OP			$100	$100
Wright Window			$200	$200
Process	$2,020			$2,020
Administration	$1,010			$1,010
Geology/Drilling			$12,120	$12,120
TSF				$0

Total	$27,856	$39,200	$123,598	$191,254

Operating costs

Actual operating costs for 2012 were reviewed and form the basis of the processing and administrative cost projections. Processing costs were categorized as variable if it is a function of process throughput or fixed if it is independent of process throughput. Additionally some cost accounts will see an improvement in efficiency with the completion of the plant upgrades and also achieving planned processing rates. As a result of this analysis a linear function relating throughput to processing cost was developed.

Processing Cost US $/Ton = 18.74 + 25,000,000 I tons processed per annum.

An annual plant processing rate of 1,500,000 tons per year yields a unit processing cost of $35.41/ton.

All administrative costs were classified as fixed and totaled $17,000,000 in 2012. At the planned 1.5M tons/year rate this equates to $11.33/ore ton.

During 2011 and 2012, off site refining charges averaged $0.40/oz. of recovered gold.

The company began using its own crews and equipment for underground mining at SSX late in 2011 and continued buildup to a steady state production level in 2012 and does not have sufficient cost history to permit the use of actual cost projections. Practical Mining estimated the underground mining costs using local labor rates and consumable costs and applied these to the cutoff grade calculations and financial modeling. Variations in mining costs between the different underground mines is the result of varying proportions of stoping, ore development drifting, backfill volumes, expensed waste drifting and dewatering requirements.

The contract with Small Mine Development for mining at the Smith Mine was extended in 2012.

Open pit mining costs are based on similar operations and include a premium for employing a contractor to exploit the open pit reserves. The base price for open pit mining is $2.75/ton mined.

Finally ore haulage costs to the process facility were estimated for each deposit using the total haulage distance and grade profile. The average costs over the life of mine for each area are shown below.

Jerritt Canyon Life of Mine (LoM) operating costs (US $/Ore Ton)

Area	Mining	Ore Haulage	Processing	Site Overhead	Total

Underground
Smith	$91.03	$1.48	$41.93	$15.77	$150.21
SSX Complex	$86.83	$4.13	$38.52	$13.45	$142.92

Area	Mining	Ore Haulage	Processing	Site Overhead	Total

Saval UG	$91.02	$4.62	$35.89	$11.66	$143.20
Starvation	$79.15	$8.40	$36.38	$12.00	$135.92
Murray	$74.52	$3.52	$41.96	$15.79	$135.79

Open Pit
Burns Basin	$66.39	$4.13	$35.60	$11.47	$117.59
Mill Creek	$35.04	$6.72	$36.56	$12.12	$90.44
Saval OP	$58.84	$4.16	$36.56	$12.12	$111.68
Wright Window	$8.03	$3.48	$36.56	$12.12	$60.19

Stockpiles	—	$2.85	$38.15	$13.20	$54.20

LOM Average	$80.18	$3.59	$39.54	$14.15	$137.46

Cutoff grades

In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 8.9% over the 6 year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges.

Incremental cut off grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cutoff grade	=	Total Costs of Production (Gold Price - Deducts) × Process Recovery
Incremental Cutoff grade	=	Remaining Production Costs (Gold Price - Deducts) × Process Recovery

Economic analysis

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan presented includes proven and probable reserves only.

LoM plan and economics

The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis is presented in the table below. The Smith Mine will need to increase production from the current rate of 1250 tpd to 1480 tpd for three years beginning in 2015 in order for mining at Smith and SSX to conclude concurrently.

Life of Mine production schedule

Mine	2013	2014	2015	2016	2017	2018	Total
Smith	434	428	532	569	540	510	3,012
SSX Complex	396	364	343	174	211	55	1,542
Saval UG	20	102	58				180
Starvation	234	313	308	106			961
Murray		13	69	161	210	43	495
Burns Basin		281	178				458
Mill Creek				197			197
Saval OP				83			83
Wright Window				114			114
Stockpile	204						204
Total	1,288	1,500	1,453	1,403	961	608	7,211

Gold Grade (opt)	0.155	0.150	0.162	0.141	0.183	0.168	0.157

The Jerritt Canyon Mine has a positive cash flow in all years except 2013 and 2014 which have significant underground development costs. Other statistics indicate robust economics at the reserve gold price of $1,490 per ounce. The average gold sales price net of the gold loans is $1,356 per ounce.

The gold loans entered into in 2011 and 2012 with Deutsche Bank require repayments to follow a specified schedule. When the gold is delivered, Veris Gold will receive the market price less $850 per ounce. The reduction in revenues is reflected as an adjustment to revenue when the gold is delivered to Deutsche Bank. In the financial evaluation the market price is assumed to be the three year trailing average gold price of $1,490 per ounce.

Veris has previous year tax losses to apply against future federal tax liabilities. These losses will be exhausted by year end 2016. Federal taxes are calculated at the 35% US corporate tax rate. The 5% Nevada Net Proceeds tax is included in G&A costs. Payroll, employment taxes and sales taxes are included with labor and supplies costs.

Project sensitivity

The sensitivity of NPV and IRR to variations in gold prices, capital and operating costs is shown below. An 8% decrease in gold prices will result in a NPV of zero. However the project is less sensitive to variations in operating or capital costs.

Adjacent properties

The Big Springs District is located approximately 10 miles north of the Jerritt Canyon property in the northernmost portion of the Independence Mountains, Elko County, Nevada and contains several small NI 43-101 inferred resources (Big Springs, Dorsey Creek, and Mac Ridge) reportedly totalling 1.2 million ounces using a 0.025 opt Au cu-toff (Peatfield and Rozelle, 2006). These resources are currently owned by MRG Copper LLC which is a US subsidiary of Big Springs Project Pty Ltd. and which is concurrently being acquired by Anova Metals Limited. The Golden Dome and Jack Creek exploration properties are also located near the Big Springs District.

The Big Springs District was previously operated by former owners and operators at Jerritt Canyon and reportedly produced 386,000 ounces of Au from 1987 to 1993 from seven separate open pit deposits that had an average grade of 0.12 opt Au (Adams, 1996). A heap leach facility was constructed in 1987 and the first gold pour occurred in September 1987 (Adams, 1996). A 1000-tpd mill and fluid bed roaster became operational in May of 1989 (Adams, 1996). The deposits are structurally controlled and occur primarily in allochthonous rocks of the Devonian to Permian Schoonover Sequence (Adams, 1996). There is currently no mining activity at the Big Springs District.

The Qualified Person for the Company's technical report, Todd Johnson, has not verified the above resource information for the Big Springs District published by Peatfield and Rozelle (2006) or Adams (1996). In addition, the information provided in the Technical Report by Peatfield and Rozelle (2006) and in Adams (1996) is not necessarily indicative of the mineralization on the Jerritt Canyon property.

Other relevant data and information

We note that Veris signed an agreement in early 2011 to purchase ore from Newmont that allowed Veris to utilize the full capacity of the mill. Negotiations are currently ongoing with Newmont to finalize a similar agreement for 2013. The mill capacity exceeds the supply of ores from Jerritt Canyon so processing of third party ores sourced outside Jerritt Canyon could provide additional revenues and lower the overall unit cost for processing and administration.

Veris will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon's resources to reserves. In particular, significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and higher relative gold prices today relative to when the pits were originally mined. A significant amount of the future drilling will be targeting these open-pit opportunities.

As underground mining develops new resources and reserves, favorable drill platforms are created to explore for and delineate additional resources that were previously cost prohibitive or unreachable from the existing drill platforms. This is evidenced by: (1) the recent start of a 1,080 foot long drift from Zone 1 of the SSX mine that will extend to the Zone 9 West Mahala inferred resource; and (2) the planned reopening of the Murray Mine and subsequent development of new reserves to the west which will provide a platform to explore a potential area extending 2,000 feet along strike that has seen little exploration activity.

As of early April 2013, the Company has recently entered into two toll-milling contracts with other Companies that own adjacent Nevada gold properties that will help maximize Jerritt Canyon mill throughput and lower production costs and increase revenue. Additional toll milling ore and ore concentrate purchase opportunities are currently under review by the Company.

The authors of the Company's most recent technical report were not aware of any other relevant data or information not already presented in the report.

Interpretations and conclusions

Recent improvements to the Jerritt Canyon Roaster Facility have removed some of the limitations on plant throughput and will allow the processing of 1.5M tons per year or more in 2013 and beyond. Production of 1,250 tons per day of ore from each the Smith and SSX mines is the cornerstone of the Life of Mine plan. The additional planned 600 tons per day of ore production from the Starvation Canyon mine starting in June 2013 and the planned start-up of Saval 4 underground mine in Quarter 3 of 2013 will help increase total gold production in 2013.

Additional resources from stockpiles and other mining areas will be required to keep the plant running at designed rates and maintain favorable processing and administration costs. Recently secured contracts to process third-party ores at the Jerritt Canyon processing facility will help Veris maintain desired throughput rates and delay mining and processing high cost high strip ratio open pit ores.

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

  1.
  other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2013 drilling program);

  2.
  purchased ores; and

  3.
  toll milling of ores or ore concentrates.

The authors of the Company's most recent technical report consider the Jerritt Canyon Mine to be a relatively low-risk project for the next 6 years considering the amount of proven and probable reserves currently defined at the Smith and SSX underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies are currently in place to allow the purchase of additional ores to help feed the Jerritt Canyon mill and keep it operating at near full capacity. These additional ore sources must be developed and placed in production in a timely manner to provide a constant supply of the ores necessary to keep the plant operating at planned rates and efficiencies.

Recommendations

Dewatering

Approximately 234,000 ounces of reserves lie below the water table at the Smith, SSX and Murray mines. Mining of these reserves is planned to begin in 2015. Exploitation of these reserves will require a water management plan that sources all process make up water from the dewatering wells along with water treatment to achieve levels of arsenic, antimony and total dissolved solids acceptable for disposal in a rapid infiltration basin. Final engineering and permitting of these facilities must begin early in 2013 in order to meet the production requirements of the Life of Mine Plan.

2013 Geological program

The proposed 2013 Jerritt Canyon geological program will be implemented in one to four separate phases. If all four phases are conducted, the total cost of the geological program is estimated at $12.1 million dollars. The four planned phases of work are contingent on the success of the beginning phases and the level of funding that is allocated. The Phase 1 underground diamond drilling at SSX-Steer will include at least one underground drill and will increase to two drills if the planned exploration drift is constructed from SSX Zone 1 to Zone 9. The Phase 1 surface drilling (28,000 feet of reverse-circulation and diamond drilling) will first be undertaken at Mahala and later at the ND fault trend and California Mountain targets. Phase 2 surface drilling will target the West Starvation target and other anomalies adjacent to the Starvation Canyon mine. If Phase 2 is completed with successful results (7,500 feet of surface reverse circulation drilling), then Phase 3 (25,000 feet of surface drilling) will be undertaken. Success will be determined by reviewing the assay results in respect to interpreted geology and mineralization trends. Subsequent analysis will help determine which directions to offset subsequent drilling to target known mineralization.

Drilling will consist of a maximum of 60,000 feet for surface reverse circulation drilling method, and 109,500 feet for underground diamond core drilling method—both of which will target near-mine resource conversion, resource expansion, and exploration. A portion of the surface reverse circulation drilling will focus on stand-alone exploration targets both proximal and distal to existing, and planned, infrastructure. Further exploration drilling at other targets in the southern part of the Jerritt District is targeting the West Starvation target, areas adjacent to the Starvation Canyon Mine, and Pie Creek and Warm Creek. Underground core drilling will continue at the SSX-Steer mine throughout 2013.

Proposed 2013 Jerritt Canyon drilling and geology program ($M)

Description	Drill Footage	Drilling Budget ($)	Other Budget ($)	Total Budget ($)
Surface Drilling (Phase 1) Mahala/ND/Calif. Mtn.	28,000	1.61	0.65	2.26
Surface Drilling (Phase 2) Starvation Canyon	7,500	0.30	0.11	0.41
Surface Drilling (Phase 3) Burns Basin/Saval/Pattani	25,000	1.0	0.37	1.37
Surface Drilling (Phase 4) Pie Creek/Warm Creek	7,500	0.30	0.11	0.41

Surface Total	68,000	3.21	1.24	4.45

Description	Drill Footage		Drilling Budget ($)	Other Budget ($)	Total Budget ($)
UG Diamond Drilling-SSX-Steer (Phase 1)	109,500		4.93	0.78	5.71
Operating Expenses				1.96	1.96

Total (for Phases 1-4)	177,500	ft	8.14	3.98	12.12

(1)
Mahala targeting Zone 1, Zone 9 (West Mahala), East Dash, and ore trend extensions at the Smith Mine;
(2)
"Other Budget $" includes costs for: assays, core processing, surface road/pad building, downhole surveys, and supplies.

The Jerritt Canyon 2013 drill program plan is budgeted for both surface and underground drilling with underground drilling being the priority. If moneys allow, the surface program will utilize 1 to 2 drilling rigs and is expected to start in early June or July and last 2 to 6 months until mid-December at the latest. An underground diamond drill rig is currently drilling core at the SSX-Steer mine. In 2013 an exploration drift is planned for construction that will start from the existing SSX Zone 1 drift and eventually end in proximity to the Zone 9 West Mahala resource that is mostly inferred. It is envisioned that a second diamond drill rig will be used to help conduct additional underground drilling in the SSX Zone 1/West Mahala area. This drift will allow drilling to help convert inferred resources at Zone 9 to indicated and in addition be used to establish drill stations for near-mine exploration.

The direct and indirect cost for underground diamond (core) drilling has been budgeted at $45.00 per foot. The direct and indirect surface RC drilling cost on a per foot basis has been budgeted at $40.00 per foot. The direct and indirect surface diamond drilling cost on a per foot basis has been budgeted at $101 per foot. All "other" costs related to the core and RC drilling has been accounted for in the drilling costs noted above. Staffing costs are included in the operating expenses and include 4 to 5 full-time geologists, one database and ARCGIS mapping technical person, one part-time geological modeler, and corporate geological management.

The primary author and Qualified Person for the Company's most recent technical report, Todd Johnson, has reviewed the proposed 2013 geological plan and believe that it is adequate and well planned with estimated costs that are in line with industry standards.

RISK FACTORS

An investment in the Warrant Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors and the risk factors set out under "Risk Factors" in the accompanying base shelf prospectus and in the Company's annual information form for the year ended December 31, 2012 (which is incorporated by reference herein) as well as risks not currently known to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of Warrant Shares to lose part or all of their investment. Before deciding to invest in any Warrant Shares, investors should consider carefully the risks included herein, in the accompanying base shelf prospectus and incorporated by reference herein.

Risks relating to the Common Shares and the Offering.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company.

Management of the Company will have discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from this Offering in ways that our security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Warrant Shares, to influence the manner in which the net proceeds of this Offering are used. At the date of this prospectus supplement, the Company intends to use the net proceeds from this Offering as indicated in the discussion under "Use of Proceeds". However, the Company's needs may change as the business of the Company evolves. In addition, depending on how many Units are sold in the Offering and how many Warrants are exercised, the gross proceeds of the Offering may be less than anticipated and the Company may have to allocate the net proceeds differently than as indicated in the discussion under "Use of Proceeds". As a result, the proceeds that the Company receives in this Offering may be used in a manner significantly different from the Company's current expectations.

The terms of the Company's indebtedness may require the issuance of common shares and warrants.

Both the 2013 Note issued by the Company with a the principal amount of US$10,000,000 and due on December 12, 2013 and the Company's convertible debentures outstanding in the principal amount of $11 million and due on December 15, 2015 have terms that may require the company to issue common shares in the future, which would result in dilution of the existing common shares.

The 2013 Note provides that from and after the maturity date of such note or after an event of default, the principal amount of such note may be converted to common shares of the Company based on a conversion price equal the greater of (a) US$0.50 provided that if the floor price of US$0.50 would cause the noteholder's ownership interest in the Company to be greater than 19.9% of the Company's issued and outstanding common shares, the floor price shall be the price that would cause the noteholder's ownership interest in the Company to be equal to 19.9% of the Company's issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company's common shares discounted by 10% per share. In addition, pursuant to the terms of the 2013 Note, the Company issued an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

The Company's convertible debentures provide the holders of such convertible debentures with the right to acquire common shares at a conversion price per common share equal to the greater of (a) $1.50 (on a post-consolidation basis) and (b) a 5% discount to the Market Price (as defined in the policies of the TSX). The convertible debentures bear interest at a rate of 11% payable in common shares of the Company and the Company may elect to pay up to 75% of the principal amount of the debentures in shares at maturity.

Risks relating to the Company.

The conditions and restrictive covenants imposed on the Company by various financing agreements could materially and adversely affect the Company's business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 144,950 ounces as of August 1, 2013 over specified periods of time in consideration for gross cash payments from the lenders. The Company's ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company's future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company's control. The forward gold purchase contracts are subject to certain penalties, including without limitation, certain late-settlement charges and monthly increases in the ounces of gold to be delivered thereunder. All of the Company's property interests are subject to certain encumbrances, including certain deeds of trust, liens and other security interests.

In addition, the Company's forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders' consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders' consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

USE OF PROCEEDS

From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time (as defined below) and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the net proceeds to the Company will be approximately $4,992,416.

It is currently intended that the Company will use the proceeds for the continued development of the Company's underground mines and processing facilities, exploration and general corporate purposes. However, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under "Risk Factors" in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus.

CONSOLIDATED CAPITALIZATION

The following represents VG's share capital as at March 31, 2013 before and after giving effect to the Offering. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference herein.

Designation of Shares	Authorized for Issuance	Outstanding as at March 31, 2013	Outstanding as at March 31, 2013 after giving effect to the Offering
Common shares(1)	Unlimited	107,641,344(2)	123,946,534(2)(3)

(1)
The Company's issued and outstanding common shares are reported on a post-consolidated basis. The common shares were consolidated on a 10 for 1 basis, effective on October 11, 2012.

(2)
VG has not issued any common shares since March 31, 2013. As at March 31, 2013, the Company has outstanding stock options granted under its stock option plan that may result in the issuance of 6,073,051 additional Common Shares and outstanding common share purchase warrants that may result in the issuance of 19,454,083 additional Common Shares. As at the date hereof the Company has outstanding stock options granted under its stock option plan that may result in the issuance of 6,414,717 additional Common Shares and outstanding common share purchase warrants that may result in the issuance of 20,105,246 additional Common Shares.

(3)
Assumes full exercise of the Over-Allotment Option. See "Plan of Distribution." In connection with the Offering, the Company will also issue an aggregate of 8,152,595 Warrants assuming full exercise of the Over-Allotment Option and 667,030 Compensation Options

Note: The Company has convertible debentures outstanding in the principal amount of $11 million, pursuant to a convertible debenture financing completed in tranches on June 15, 2012, July 19, 2012 and October 11, 2012, representing the right of the holders of such convertible debentures to acquire common shares of the Company at a conversion price per common share equal to the greater of (a) $1.50 (on a post-consolidation basis) and (b) a 5% discount to the Market Price (as defined in the policies of the TSX). The convertible debentures bear interest at a rate of 11% payable in common shares of the Company and the Company may elect to pay up to 75% of the principal amount of the debentures in shares at maturity. The Company also has issued the 2013 Note in the principal amount of US$10,000,000 pursuant to a loan financing completed on April 12, 2013, as amended on May 15, 2013. The 2013 Note has a maturity of eight months from the completion date of the loan financing (December 12, 2013) and bears interest at a rate of 9% per annum. The 2013 Note provides that from and after the maturity of such note or after an event of default, the principal amount of such note may be converted to common shares of the Company based on a conversion price equal the greater of (a) US$0.50, provided that if the floor price of US$0.50 would cause the holder's ownership interest in the Company to be greater than 19.9% of the Company's issued and outstanding common shares, the floor price shall be the price that would cause the holder's ownership interest in the Company to be equal to 19.9% of the Company's issued and outstanding common shares; and (b) the Market Price (as defined in the policies of the TSX) of the Company's common shares discounted by 10% per share. The common shares that may be issuable upon the conversion of the convertible debentures and the note, described above, are not reflected in the table above.

 DESCRIPTION OF SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without par value. As at August 6, 2013, the Company had 107,641,344 common shares issued and outstanding.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Company's Board of Directors. See "Dividend Policy" in the accompanying base shelf prospectus.

Related Shelf Prospectus

The Company has agreed to use commercially reasonable efforts to maintain the base shelf prospectus and this prospectus supplement effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding. No person in the United States or U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) or person holding Warrants for the account or benefit of a person in the United States or a U.S. Person will be permitted to exercise Warrants during any period of time prior to the expiration date of the Warrants during which no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) with respect to the Warrants is effective, unless an exemption from the registration requirements of the U.S. Securities Act is available and such holder provides evidence of the availability of such exemption satisfactory to the Company and the Warrant Agent. If no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) is effective, the Company will notify the holders of the Warrants in the United States, in accordance with the terms of the Warrant Indenture.

 PRIOR SALES

The Company issued the following common shares during the 12-month period prior to the date hereof:

(1)
Issued prior to the 10 for 1 share consolidation completed October 11, 2012.
(2)
Issued pursuant to the exercise of stock options previously granted by the Company.
(3)
Issued pursuant to a convertible debenture financing.
(4)
Issued pursuant to a prospectus supplement.
(5)
These warrants have an exercise price of $1.80, subject to adjustment for dilutive issuances.

TRADING PRICE AND VOLUME

The common shares of the Company are listed for trading on the TSX under the symbol "VG". The following table sets out the market price range and trading volume of the common shares on the TSX for the periods indicated:

Period		High $	Low $	Volume
2012	July	3.50	3.00	10,153,858
	August	3.15	2.45	8,290,384
	September	3.20	2.55	10,448,877
	October	3.38	2.31	1,590,761
	November	3.20	2.40	1,300,332
	December	2.52	1.56	2,494,016
2013	January	1.95	1.55	2,238,748
	February	1.70	1.27	2,626,164
	March	1.69	1.49	1,780,881
	April	1.78	1.28	1,534,959
	May	1.35	0.48	6,371,312
	June	0.65	0.35	2,800,900
	July	0.95	0.39	1,770,000
	August 1-8	0.73	0.49	610,047

(1)
Include trading numbers following the 10 for 1 share consolidation completed October 11, 2012.

PLAN OF DISTRIBUTION

This prospectus supplement relates to: (i) up to 4,504,900 Warrant Shares issuable from time to time on exercise of 4,504,900 Unit Warrants expected to be issued by the Company pursuant to the Offering; (ii) up to 2,906,550 Warrant Shares issuable from time to time on exercise of 2,906,550 Flow-Through Warrants expected to be issued by the Company pursuant to the Offering; (iii) 733,733 Warrant Shares issuable from time to time on exercise of 733,733 Compensation Options (assuming exercise of the full Over-Allotment Option) that may be exercised by the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement; (iv) up to 450,490 Warrant Shares issuable from time to time on exercise of 450,490 Unit Warrants that may be issued by the Company pursuant to the Over-Allotment Option; (v) up to 290,655 Warrant Shares issuable from time to time on exercise of 290,655 Flow-Through Warrants that may be issued by the Company pursuant to the Over-Allotment Option; and (vi) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants to be entered into between the Company and Computershare Trust Company of Canada, as the warrant agent (the "Warrant Indenture").

Each whole Unit Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of $0.60 per Warrant Share on or before 4:00 p.m. (Vancouver time) on the date that is 36 months from the closing of the Offering (the "Expiry Time"), after which time the Unit Warrant will be void and of no value. Each whole Flow-Through Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of $0.65 per Warrant Share on or before the Expiry Time, after which time the Flow-Through Warrant will be void and of no value.

The Warrant Indenture will provide that the share ratio and exercise price of the Warrants will be subject to adjustment in the event of a subdivision or consolidation of the common shares. The Warrant Indenture will also provide that if there is (a) a reclassification or change of the common shares, (b) any consolidation, amalgamation, arrangement or other business combination of the Company resulting in any reclassification, or change of the common shares into other shares, or (c) any sale, lease, exchange or transfer of the Company's assets as an entity or substantially as an entirety to another entity, then each holder of a Warrant which is thereafter exercised shall receive, in lieu of common shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Warrant Indenture will also provide that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such events. No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants, which will be filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and furnished to the SEC as an Exhibit to report on Form 6-K.

On October 31, 2012 the Company filed the accompanying short form base shelf prospectus with the Canadian securities regulatory authorities and a registration statement on Form F-10, as amended (File No. 333-184496) containing the short form base shelf prospectus (the "Shelf Registration Statement") with the SEC relating to the offering by the Company from time to time during the period of time that the accompanying short form base shelf prospectus, including amendments thereto, remains valid, and for so long as the Shelf Registration Statement remains effective, of up to $60,000,000 of common shares, warrants, share purchase contracts, or subscription receipts. The Shelf Registration Statement went effective pursuant to Rule 467(b) of the U.S. Securities Act on November 2, 2012.

The Company filed a preliminary prospectus supplement dated August 7, 2013 and a final prospectus supplement dated August 9, 2013 to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta and Ontario and in connection therewith a preliminary prospectus supplement dated August 7, 2013 and a final prospectus supplement filed as of August 9, 2013 to its registration statement on Form F-10 with the SEC relating to the distribution of 9,009,800 Units and 5,813,100 Flow-Through Units and filed in the U.S. to register 9,009,800 Units and 5,813,100 Flow-Through Units in connection with the Offering, pursuant to the terms of the agency agreement entered into between the Company and the Agents on August 9, 2013 (the "Agency Agreement"). The Offering is expected to be completed on or about August 15, 2013.

The Company has granted to the Agents an option (the "Over-Allotment Option"), exercisable from time to time in whole or in part, in the sole discretion of the Agents, for a period of 30 days from and including the Closing Date, to purchase up to an additional 900,980 Units (the "Additional Units") at the Unit Offering Price and an additional 581,310 Flow-Through Units (the "Additional Flow-Through Units" and together with the Additional Units, the "Additional Securities") at the Flow-Through Unit Offering Price, to cover over-allocations, if any, and for market stabilization purposes.

It is a condition of closing of the Offering that the Company has filed with the SEC this prospectus supplement registering the offering of the Warrant Shares issuable from time to time on the exercise of the Warrants.

This prospectus supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This prospectus supplement does not qualify in any of the provinces or territories of Canada the distribution of the Warrant Shares to which it relates.

The Warrant Shares to which this prospectus supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

The Common Shares are listed for trading on the TSX under the trading symbol "VG" and are quoted on the OTCBB under the symbol "YNGFF". The TSX has conditionally approved the listing of the Warrant Shares, subject to the Company fulfilling all of the listing requirements of the TSX. The Company is not currently pursuing a listing on the NYSE MKT.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to an investor who acquires Warrant Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with and is not affiliated with the Company or the Agents and who acquires and holds the Warrant Shares on exercise of Warrants acquired as capital property (a "Holder"). This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii), an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iv) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill or take minerals, oil, natural gas or other related hydrocarbons; (v) that has made a functional currency reporting election under the Tax Act; or (vi) that has or will enter into a "derivative forward agreement" as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013 with respect to the Offered Securities. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Warrant Shares.

Generally, the Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Resident Holders

The following section of this summary applies to Holders ("Resident Holders") who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times. Certain of such persons to whom Warrant Shares might not constitute capital property may make an irrevocable election under subsection 39(4) of the Tax Act to have the Warrant Shares, and all other "Canadian securities" as defined in the Tax Act, held by such persons, treated as capital property. Resident Holders should consult their own tax advisors before making this election.

Dividends

Dividends received or deemed to be received on the Warrant Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. Dividends received or deemed to be received by a corporation that is a Resident Holder on the Warrant Shares must be included in computing its income but generally will be deductible in computing its taxable income.

"Private corporations" (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This tax will generally be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dispositions of Warrant Shares

Upon a disposition (or a deemed disposition) of a Warrant Share, a Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Warrant Shares or shares substituted for such Warrant Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This tax will generally be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Minimum Tax

In general terms, a Resident Holder that is an individual or a trust, other than certain types of specified trusts, that receives or is deemed to receive taxable dividends on the Warrant Shares or realizes a capital gain on the disposition or deemed disposition of Warrant Shares may realize an increase in the Resident Holder's liability for minimum tax.

Taxation of Non-Resident Holders

The following section of this summary is generally applicable to Holders ("Non-Resident Holders") who (i) for the purposes of the Tax Act, are not and are not deemed to be resident in Canada at all relevant times; and (ii) do not use or hold the Warrant Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of such dividends and is entitled to benefits under the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Warrant Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Warrant Share constitutes "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Warrant Shares are listed on a "designated stock exchange" (which includes the TSX), the Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Warrant Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. The Warrant Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

A Non-Resident Holder's capital gain (or capital loss) in respect of Warrant Shares that are (or are deemed to be) taxable Canadian property of the Non-Resident Holder (and are not "treaty-protected property" for purposes of the Tax Act) will generally be computed in the manner described above under the heading "Taxation of Canadian Resident Holders—Dispositions of Warrant Shares".

Non-Resident Holders whose Warrant Shares are (or are deemed to be) taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Holders (as defined in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus) should review "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus for a discussion of certain material U.S. federal income tax consequences to them arising from and relating to the acquisition, ownership and disposition of the Warrant Shares to which this prospectus supplement relates. U.S. Holders should note, however, that the following discussion, and the corresponding discussion in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus, does not address the tax considerations relevant to the exercise of Warrants received in connection with the provision of services (including Warrants that may be issued by the Company to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement or the Warrant Shares issuable on exercise of such Warrants). U.S. Holders of any such Warrants issued to the Agents, at the option of the Agents, pursuant to the terms of the Agency Agreement should consult their own tax advisors regarding the consequences of exercising such Warrants.

A portion of the total purchase price of a Unit to a U.S. Holder will be allocated to each one-half of a Warrant in proportion to its relative fair market value to establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Warrant component that comprises the Unit. A U.S. Holder's initial tax basis in Warrant Shares received on exercise of Warrants will be equal to the sum of (a) such U.S. Holder's tax basis in such Warrants plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrants. For its purposes, the Company intends to allocate $0.00001 of the issue price of each Unit for the issue of each one-half of a Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the U.S. Internal Revenue Service, a U.S. court or the U.S. Holder. U.S. Holders should consult their own tax advisors regarding the allocation of the purchase price for any Units purchased to the Warrant component of the Units, and their tax basis in Warrant Shares received on exercise of the Warrants.

The Company does not believe, based on the projected composition of its income and valuation of its assets, that it will be, for U.S. federal income tax purposes, a passive foreign investment company (a "PFIC") for its current tax year, and it does not expect to become one in the future, though no assurance can be given in this regard. It may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The determination of whether the Company (or a subsidiary of the Company) is, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or a subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the U.S. Internal Revenue Service will not challenge any determination made by the Company (or a subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company, and should review the discussion of the PFIC rules (including any possible additional reporting requirements) and their application to the Warrants and Warrant Shares in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus.

If the Company determines it is a PFIC for any tax year, the Company intends to satisfy the requirements to allow U.S. Holders to make a QEF Election (as defined in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus) provided such U.S. Holders are otherwise eligible to make a QEF Election with respect to their interest in the Company. In the event the Company is a PFIC and a U.S. Holder makes a timely QEF Election, such U.S. Holder generally will not be subject to the default PFIC rules discussed in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus, and will instead generally be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, a QEF Election, and should review the discussion of the QEF Election (and other possible methods to mitigate the consequences of investing in a PFIC) in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus.

If the Company is a PFIC and a U.S. Holder does not make a QEF Election, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, such U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed in "Certain U.S. Federal Income Tax Considerations" in the accompanying base shelf prospectus) as if such U.S. Holder's Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC. It is unclear whether such election can be made with respect to warrants to obtain the Warrants. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, an election to terminate PFIC status and recognize gain.

Updates to "Certain U.S. Federal Income Tax Considerations" in the Base Shelf Prospectus

Certain U.S. federal income tax laws have changed since the filing of the accompanying base shelf prospectus, and the tax disclosure in "Certain U.S. Federal Income Tax Considerations" in the base shelf prospectus is modified as provided below.

In "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares and Warrant Shares—Distributions on Common Shares and Warrant Shares", the first sentence in the second paragraph should now read "A dividend paid by the Company to a U.S. Holder (in most U.S. federal income tax brackets) who is an individual, estate or trust will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a "qualified foreign corporation" as defined under Section 1(h)(11) of the Code ("QFC") and certain holding period requirements for the Common Shares or Warrant Shares are met."

In "Certain U.S. Federal Income Tax Considerations—Information Reporting, Backup Withholding", the parenthetical in the first sentence of the second paragraph stating "(possibly increasing to 31% for payments made after December 31, 2012)" should be removed.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian securities law matters and by Troutman Sanders LLP with respect to U.S. securities law matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent (1%) of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors for the Company are Deloitte LLP of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The Warrant Agent for the Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base shelf prospectus and reference should be made to the accompanying base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at #1040, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone: 604.683.1102. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com and at on the SEC's website which can be accessed online at www.sec.gov. The following documents filed with the securities commissions in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of this prospectus supplement:

(a)
The annual information form of the Company for the fiscal year ended December 31, 2012 (the "Annual Information Form");

(b)
The audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2012 and 2011, together with the notes thereto and the report of the independent registered chartered accountants thereon;

(c)
Management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2012;

(d)
The interim consolidated financial statements of the Company for the three month period ended March 31, 2013;

(e)
Management's discussion and analysis for the three month period ended March 31, 2013;

(f)
Management's information circular prepared in connection with the annual general meeting of shareholders of the Company held on June 18, 2013;

(g)
The following material change reports of the Company filed since December 31, 2012, being the end of the Company's most recently completed financial year:

(i)
Dated January 2, 2013 announcing entry into a Shareholders Rights Plan Agreement;

(ii)
Dated January 4, 2013 announcing repricing of certain of the Company's warrants;

(iii)
Dated January 31, 2013 announcing the repricing of certain of the Company's warrants;

(iv)
Dated April 15, 2013 announcing the Company's US$10.0 million loan;

(v)
Dated April 23, 2013 announcing appointment of new members to the management of the Company;

(vi)
Dated May 8, 2013 announcing changes to management of the Company;

(vii)
Dated June 19, 2013 announcing election of a nine member board of directors at the Annual General Meeting; and

(viii)
Dated June 21, 2013 announcing appointment of officers of the Company.

Any annual information form, annual or quarterly financial statements, annual or quarterly management's discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with any securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K), such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Further, the Company may incorporate by reference into this prospectus supplement information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in the base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying base shelf prospectus under "Documents Incorporated by Reference", the form of Agency Agreement and the form of Warrant Indenture between the Company and the Warrant Agent described in this prospectus supplement, the consent of Deloitte LLP, the consent of Todd W. Johnson, P.E., the consent of Karl Swanson, SME, MAusIMM, the consent of Mark A. Odell, P.E., the consent of John R.W. Fox, P.Eng, the consent of Michele White, C.P.G., the consent of Blake, Cassels & Graydon LLP, the consent of Troutman Sanders LLP, the powers of attorney of directors and officers of the Company, have been or will be filed with the SEC and will form part of the registration statement on Form F-10 (File No. 333-184496) of which this prospectus supplement forms a part.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of Veris Gold Corp. at #1040, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone number 604.683.1102 and are available electronically at www.sedar.com.

This short form prospectus has been filed under legislation in British Columbia, Alberta and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission of that information from this prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 31, 2012

CDN$60,000,000
Common Shares
Debt Securities
Subscription Receipts
Units
Warrants to Purchase Common Shares
Warrants to Purchase Debt Securities

Veris Gold Corp. (“VG” or the “Company”) may offer and issue from time to time debt securities (the “Debt Securities”), common shares (the “Common Shares”), warrants to purchase Common Shares and warrants to purchase Debt Securities (the “Warrants”), units consisting of Common Shares and whole or partial warrants (“Units”) or subscription receipts that will entitle the holder thereof to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares or Warrants or any combination thereof (“Subscription Receipts”) (all of the foregoing, collectively, the ‘‘Securities’’) or any combination thereof up to an aggregate initial offering price of CDN$60,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Investing in our securities involves a high degree of risk. You should carefully read the ‘‘Risk Factors’’ section beginning on page 51 of this Prospectus.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been or will be prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are not resident in the United States, and that a substantial portion of the assets of the said persons are located outside the United States.

(cover page continues on next page)

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Common Shares being offered; (iii) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of Units, the number of Units offered, the offering price of the Units, the number, designation and terms of the Securities comprising the Units and any procedures that will result in the adjustment of those numbers and any other specific terms applicable to the offering of Units; and (v) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms of the release conditions, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of the release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event that the release conditions are not met and any other specific terms applicable to the offering of Subscription Receipts. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The common shares of VG are listed on the Toronto Stock Exchange (“TSX”) under the symbol “VG”. VG’s common shares are also quoted on the Over-the-Counter Bulletin Board under the symbol “YNGFD”. The closing price of the common shares of the Company on October 30, 2012, the last trading date before the date hereof, was CDN$3.01 per common share on the TSX. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the common shares of VG will not be listed on any securities exchange. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of VG by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Troutman Sanders LLP, with respect to U.S. securities law matters.

The earnings coverage ratio of VG for the fiscal year ended December 31, 2011 was 3.3. See “Earnings Coverage”.

Francois Marland, a director of the Company, resides outside of Canada. Although Mr. Marland has appointed the Company as his agent for service of process in each province of Canada in which the Securities are to be distributed, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Marland.

ii

CAUTIONARY NOTE TO UNITED STATES INVESTORS	4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

EXCHANGE RATE INFORMATION	7

THE COMPANY	7

RISK FACTORS	51

USE OF PROCEEDS	61

EARNINGS COVERAGE	61

DIVIDEND POLICY	62

CONSOLIDATED CAPITALIZATION	62

DESCRIPTION OF SHARE CAPITAL	62

DESCRIPTION OF DEBT SECURITIES	63

DESCRIPTION OF WARRANTS	69

DESCRIPTION OF UNITS	71

DESCRIPTION OF SUBSCRIPTION RECEIPTS	71

PRIOR SALES	74

TRADING PRICE AND VOLUME	75

DENOMINATIONS, REGISTRATION AND TRANSFER	75

PLAN OF DISTRIBUTION	75

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	76

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	78

LEGAL MATTERS	87

AUDITORS, TRANSFER AGENT AND REGISTRAR	87

INTEREST OF EXPERTS	87

TECHNICAL AND SCIENTIFIC DISCLOSURE	88

DOCUMENTS INCORPORATED BY REFERENCE	88

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	89

ADDITIONAL INFORMATION	89

ENFORCEABILITY OF CIVIL LIABILITIES	90

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	90

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that information contained in any documents incorporated by reference is accurate as of any date other than the date of such documents.

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “CDN$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information”. The Company’s financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars. No reconciliation to U.S. GAAP is anticipated for financial statements filed in accordance with IFRS.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “VG” or the “Company” includes Veris Gold Corp. and each of its subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or reserve and the issuer is not treating the historical estimate as a current mineral resource or reserve.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this Prospectus and any Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “‘reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by VG in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

See “Preliminary Notes — Glossary of Abbreviations and Terms” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and any Prospectus Supplement and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain statements of forward-looking information within the meaning of applicable securities laws.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements also include the Company’s expectation that it will be able to increase the daily production amounts, and will be processing a larger portion of higher grade ore, from the Smith and SSX-Steer mines and that a significant improvement in margins will be realized; that the Company’s new tailings facility will extend the life of the facility for several years and bring the Company into compliance with current environmental standards; that surface core drilling at Jerritt Canyon will continue into 2012 as long as the weather remains favorable for drilling; that the remaining costs to dissolve YS Mining Inc. will be nominal; that certain upgrades made in early 2012 at Jerritt Canyon will have a significant impact on the mills’ output capacity; management’s belief that, while some financing may be needed for investment into the facility and future expansion at Jerritt Canyon, cash generated from processing mined ore and available stockpiles, along with possible toll milling in the future, should be sufficient to meet the ongoing capital and maintenance requirements of the Company; that current cash flows from operations are improving and returning to maintenance levels; that the Company will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement; that the Company will continue building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon; the Company’s expectation that it will release a new reserve update in the second quarter of 2012; that if permitting is approved on a timely basis, the Company will be able to commence construction of the planned tailings facility in the Yukon Territory and commence mining upon its completion; that Starvation Canyon will be capable of delivering up to 600 tons of ore per day; and the Company’s anticipation that the second tailings facility at Jerritt Canyon would provide six years of storage at planned production rates.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  our expected ability to meet all of the obligations under the forward gold purchase contracts we are a party to;

•                  estimated operating costs and production;

•                  estimated metal pricing, metallurgy, mineability, and marketability, together with other assumptions underlying the Company’s resource and reserve estimates;

•                  assumptions that all necessary permits and governmental approvals will be maintained;

•                  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•                  our expectations regarding demand for equipment, skilled labour and services needed for exploration and mining of mineral properties; and

•                  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•                  risks related to the Company’s ability to meet the obligations under the forward gold purchase contracts it is a party to;

•                  uncertainty of estimates of operating costs and production;

•                  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability and marketability;

•                  risks related to the Company’s ability to maintain production and generate material revenues or obtain adequate financing for its planned production and exploration activities;

•                  risks related to the Company’s ability to finance the development of its mineral properties through operating cashflows, external financing, strategic alliances, the sale of property interests or otherwise;

•                  credit, liquidity, interest rate and currency risks;

•                  risks related to market events and general economic conditions;

•                  uncertainty related to inferred mineral resources;

•                  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•                  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•                  the risk that permits and governmental approvals necessary to operate mines on the Company’s properties will lapse and not be renewed;

•                  commodity price fluctuations;

•                  risks related to governmental regulation and permits, including environmental regulation;

•                  risks related to the need for further reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;

•                  uncertainty related to title to the Company’s mineral properties;

•                  risks related to the issuance of debt;

•                  the Company’s history of losses and expectation of future losses;

•                  risks related to default under the Company’s convertible notes;

•                  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

•                  the Company’s need to attract and retain qualified management and technical personnel in a competitive mining market;

•                  risks related to the Company’s current practice of not using hedging arrangements;

•                  risks related to conflicts of interests of some of the directors of the Company;

•                  risks related to global climate change;

•                  operating hazards and risks;

•                  risks associated with dilution;

•                  risks related to environmental liability;

•                  risks related to the possibility that the Company is a passive foreign investment company;

•                  uncertainty associated with enforcing civil liabilities of the Company and its directors and officers in Canada; and

•                  risks related to adverse publicity from non-governmental organizations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended December 31
	2011	2010	2009	Month Ended Sept 30, 2012
Rate at the end of period	0.9833	1.0054	0.9555	1.0166
Average rate during period	1.0114	0.9910	0.8798	1.0222
Highest rate during period	1.0583	1.0054	0.9716	1.0299
Lowest rate during period	0.9430	0.9278	0.7692	1.0099

On October 30, 2012, the exchange rate for the Canadian dollar, as expressed in U.S. dollars based on the Bank of Canada noon rate, was CDN$0.9994 per US$1.00.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, including the section titled “Risk Factors” that immediately follows this description of the Company, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision. This Prospectus contains forward-looking statements concerning the Company’s plans at its properties, timelines, capital costs, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company’s results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Summary Description of VG’s Business

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River and Silver Valley Properties in the Yukon Territory.

Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines. The Company intends to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill.

Corporate Information

VG was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” on May 30, 1988. On January 25, 2002, VG was struck from the Register of Companies for British Columbia and dissolved. It was restored to the Register on August 1, 2003. On January 5, 2004 it consolidated its share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 Common Shares without par value to 100,000,000 Common Shares without par value. On June 23, 2005, VG increased its authorized share capital from 100,000,000 Common Shares without par value to an unlimited number of Common Shares without par value. On October 11, 2012 the Company consolidated its share capital on a ten (10) old for one (1) new basis.

The following chart illustrates the relationship between VG and its material subsidiaries, together with the jurisdiction of incorporation for each such subsidiary:

Further particulars with respect to the Company’s business operations is contained under the headings “General Development of the Business” and “Description of the Business” in the Company’s most recently filed Annual Information Form and in the other documents incorporated by reference herein.

Recent Developments

Alteration of Share Capital and Name Change

At a special general meeting of VG shareholders held on October 2, 2012, the directors recommended and the shareholders approved a special resolution authorizing the directors of the Company to institute a consolidation of the Company’s shares and to change the Company’s name. All of the issued and outstanding common shares of the Company were authorized for consolidation on the basis of ten (10) old common shares for one (1) new common share with a view to increasing the equity capital financing opportunities available to the Company as well as satisfying one of the quantitative criteria for listing on the NYSE MKT Exchange. Further, the shareholders also approved the changing of the Company’s name from “Yukon-Nevada Gold Corp.” to “Veris Gold Corp.”. Both of these shareholder approved changes will be made effective as of October 11, 2012, as determined by the directors.

Properties

The following description summarizes selected information about the Company’s Jerritt Canyon Gold Project. Please refer to the Company’s Annual Information Form for the fiscal year ended December 31, 2011, and the NI 43-101 compliant technical report entitled “NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA” dated April 27, 2012 with an effective date of December 31, 2011 for a further description of this property, including its location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Jerritt Canyon Mine, Nevada

Property Description and Location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41º 23’ North, Longitude 116º West. The property is accessed by paved State Highway 225 about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). A property location map is shown below. The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from Section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing a Trimble base receiver for reference corrections) with an accuracy of ±0.5 cm horizontal accuracy and a vertical accuracy of ±1 cm.

All of the drill hole data stored in the acQuire drill hole database are projected in Jerritt Grid. All plan map figures and cross-sections presented are also presented in Jerritt Grid. Jerritt Grid is projected in foot units and equivalent to the NAD1927 State Plane, Nevada East, FIPS_2701 system with a difference of 2,000,000 feet subtracted from the northing grid values in order to limit the number of numeric characters to adhere to mining software constraints.

The property is 100% owned and operated by Queenstake Resources U.S.A., Inc. (“Queenstake”) which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. Queenstake is a wholly owned subsidiary of VG. The following claim details were discussed with Mr. Joel Casburn, the current Queenstake Land Manager, on April 3, 2012.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Queenstake. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

Queenstake owns 2,851 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Queenstake leases 278 claims and 11,271 acres of fee land with mineral rights. A map depicting the 2010 general land package is shown below. All Jerritt Canyon property claims expire on September 1, 2012 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,851 Queenstake-owned claims are $400,400 ($140 per claim) whereas the 278 leased claims are $38,920 (also at $140 per claim). Contributing author, Michele White, has reviewed the lease agreements and Jerritt claim map and finds them to be current and in good order.

Land and Claim Summary for Queenstake Resource’s Jerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,851
Leased Claims	278
Total Claims	3,129
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		24,715

Queenstake controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2011 varied by location and was as much as 5 percent of net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

General Location Map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
ELKO
WHITE ROCK
CHARLESTON
JACK CREEK
HUMBOLDT
TUSCARORA
MIDAS
JERRITT CANYON MINE
THOUSAND SPRINGS
INDEPENDENCE MTNS.
DEETH
WELLS
HALLECK
LANDER
EUREKA
ELKO
VALMY
DUNPHY
CARLIN
SPRING CREEK
BATTLE MOUNTAIN
PALISADE
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
TUSCARORA MTNS.
RUBY VALLEY
HUMBOLDT NATIONAL FOREST
GOLD ACRES
WHITE PINE
EUREKA
N
0 10 20
MILES
UTAH
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
STOREY
DOUGLAS
LYON
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
CALIFORNIA
ARIZONA

File name: JC_location_map.ppt

General Location Map of the Jerritt Canyon Mine

Date: June 2, 2011 Approved by: TJ

General Land Map of the Jerritt Canyon Property with Model Areas

The resource and reserve areas and mine facilities are located within Queenstake owned or leased claims and fee land. The plan map above shows the location of the property and claim boundary along with the model areas which contain the resources and/or reserves. The blue lettered areas are open pit models and the red numbered areas are the underground models.

Mr. John Barta, Queenstake’s Environmental Manager, provided the review of environmental and permitting activities at the Jerrritt Canyon Project.

Environmental liabilities at the mine include:

•                  High sulfate and Total Dissolved Solids (TDS) in surface water seepage from four rock disposal areas (RDAs); and

•                  Site closure and restoration including management of underground seepage from the tailings impoundment.

Since being selected for inclusion in the 1981 Environmental Impact Statement (EIS), RDA design criteria have resulted in structuring the RDAs to drain toward the interior to avoid erosion. This design has resulted in four RDAs that exhibit seepage: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs.

Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection — Bureau of Mining Regulation and Reclamation (NDEP/BMRR) to develop mitigation and monitoring plans for these seepages. The Company is developing plans to diminish the flow rate of the seepages and to develop water quality standards for these discharges. In 2012, the Company will begin testing several different strategies to diminish the capture and infiltration of precipitation by the RDAs and to diminish RDA seepage to the extent practicable. The Company anticipates strategies that test successfully may be incorporated into future designs for RDAs.

In 2011 a pilot treatment plant was constructed and in 2012, the Company will test on a pilot scale an active method to treat the DASH East RDA seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

The mine installed a sulfate reduction trench, a passive method of treatment, in Marlboro Canyon to reduce the sulfate and TDS concentrations. Monitoring discharged material captured in the sulfate reduction trench showed sufficient reductions in the concentrations for the first 12-14 months but after that reductions were not considered acceptable to the NDEP. VG is testing organic additives to stimulate the reduction process and will test a stimulant in the field if a candidate stimulant is identified. Monitoring continued through 2011. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface alluvium. Sample analyses downstream from the sulfate reduction trench have shown levels of sulfate and TDS acceptable to NDEP standards.

The first phase of the existing tailings storage facility (TSF-1) was designed in 1979-1980, incorporates an earthen embankment and liner and does not have a synthetic liner. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have been ongoing since that time. In 2011, the Company completed improvements as part of an updated optimization plan for the Seepage Recovery System (SRS). By September 2012, the Company expects to complete the construction a new Tailings Storage Facility (TSF-2) and ancillary Water Storage Reservoir (WSR). The TSF-2 is expected to transition in 2012 as a replacement repository for mill tailings. It is anticipated that TSF-1 will cease receiving mill tailings no later than January, 2014. TSF-1 will then enter closure and reclamation.

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The performance tests have proven to be successful, and it is expected that the technology will be installed in all stationary sources of mercury emissions by 2012. The calomel system was installed at the roaster facility and operational on July 20, 2009. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive. Stack tests are being done on a routine basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and surpassing the thresholds defined in the Consent Decree and/or agreements with the NDEP.

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Approximately 25% of the mining disturbances have already been reclaimed and await release of the re-vegetation requirement. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis.

Queenstake has financed the Jerritt Canyon reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early September 2011, the surety provided to government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$36,407,843. Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial actions mandated by government agencies.

Operating permits for the mine are in place and are presented in the table below. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Permitting activities with the State of Nevada are completed to advance the Starvation Canyon project to an underground mine project. Queenstake has secured the Water Pollution Control Permit for this project and the Reclamation permit, including the bonding. Groundwater monitoring is in progress. The Nevada Highway Department may also need to be notified if any Starvation Canyon ore is planned to be hauled on State Highways to the Jerritt Canyon Processing Facility.

Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	Still active.
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corp. of Engineers	Expired in 2007. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency

The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP/Bureau of Air Pollution Control

The Mine has a current Title V air permit. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree are being incorporated in the permit.

Reclamation Permit	USFS and NDEP/Bureau of Mining Regulation and Reclamation (BMRR)

The bond estimate is updated annually with the USFS and the NDEP. The bonding includes the construction of the new tailings storage facility (TSF), water storage reservoir, expanded mining activities, and additional costs for the closure of the existing TSF.

Water Pollution Control Permit	NDEP-BMRR

One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulphate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.

Underground Injection Control	NDEP/Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.

Permit/Approval	Granting Agency	Comments
Solid Waste Class III Landfill Waiver	NDEP/Bureau of Solid Waste

The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified.
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. Upgrades are underway in 2011 for the SSX and millsite systems.
Septic System Permit	Nevada State Health Division

The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified. The package plan will be updated in 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

The climate is temperate with winter temperatures between 0º and 40º Fahrenheit and summer temperatures between 35º and 90º. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

Jerritt Canyon mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

Elko, Nevada with a population of 18,300, is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

Power to the minesite is purchased from Nevada Energy through a 125kV, 3-phase transmission line. Cost of electrical power is approximately US$0.066/kWh.

A new natural gas pipeline has recently been installed to the south of the property by another company. Queenstake is examining opportunities to use natural gas to help power some of the mine facilities.

There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a “dirty” water source consisting of the tailings storage facility 1 (TSF-1) seepage collection system that has contributions from 90 small diameter water wells around the TSF-1, four seepage collection trenches, and three embankment blanket drains that collectively produce 1,000 gpm; and (2) a cleaner water source from two deep water wells that are both capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF-1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon mine are from permitted and certificated water rights held by Queenstake and regulated by the Nevada Division of Water Resources.

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Queenstake. In addition, there is sufficient space to place the planned Tailings Storage Facility 2 (TSF-2) and Water Storage Reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond.

History

The Jerritt Canyon mine is wholly owned by Queenstake after its purchase from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco’s North American gold assets, including it’s70% interest in Jerritt Canyon were sold to Anglo Gold.

Queenstake is now a wholly owned subsidiary of Veris Gold Corp. which formed as a result of a merger between Queenstake Resources Ltd. and YGC Resources Ltd. on June 20, 2007.

Prospectors explored for antimony in the 1910’s. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970’s there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently Underground Mining was initiated at Murray, SSX, MCE and Smith. Currently only the Smith and SSX mines are operating.

The mines are mechanized operations using backfill for ground control and to increase ore recovery. In the early years, the ores mined at the operation were less refractory and were processed through a “wet” mill. This “wet” mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory, as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation.

On August 8, 2008, VG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Department of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 with directives to design a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mine Development (SMD). Underground mining at SSX-Steer Complex recommenced in early October using Queenstake staff. Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The “remote” stockpiles are located in piles away from the processing facility and require hauling to the process plant while the “mill” stockpiles are located near the processing facilities.

Since its inception from July 1, 1981 to year-end 2011, the Jerritt Canyon Mine has produced 7.84 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Queenstake internal reports indicate the total 2011 and 2010 mill production from Jerritt Canyon ores (including Jerritt Canyon stockpile and Newmont ores at 599,555 and 628,418 dry tons containing 73,823and 89,238 ounces, respectively.

Queenstake records indicate the 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 224,618 tons with 32,131 ounces of recovered gold attributed to the operation. Cash operating costs were high in 2008 due to mill shut downs in the early part of the year and the mine shut down on August 8, 2008.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented below. After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake and YGC in June 2007 up to the August 2008 mine shut down.

Historic Mineral Resource and Reserve Estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given below.

Historic Measured and Indicated Mineral Resources, Including Reserves

Year (Year-End)	Measured			Indicated			Measured + Indicated
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3
2004	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6
2005	3,094.6	0.281	869.7	5,717.4	0.212	1,209.4	8,812.0	0.236	2,079.1
2006	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2
2007	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1
2010	4,549.9	0.236	1,073.1	6,459.5	0.204	1,316.8	11,009.4	0.217	2,389.9

Notes: data relates to historic measured and indicated resources during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports.

Historic Inferred Mineral Resources

Year (Year-End)	Measured
	kt	opt	koz Au
2003	5,415.4	0.191	1,034.0
2004	4,058.7	0.219	888.4
2005	2,646.5	0.229	605.6
2006	2,414.8	0.226	545.2
2007	2,319.7	0.224	520.4
2010	3,872.6	0.194	751.3

Notes: data relates to historic proven and probable reserves during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports.

The proven and probable reserves at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are as follows:

Historic Proven and Probable Mineral Reserves

Year (Year-End)	Measured			Indicated			Measured + Indicated
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	932.8	0.299	279.0	2,132.4	0.254	541.1	3,065.3	0.268	820.1
2004	760.5	0.271	206.3	2,750.1	0.243	669.1	3,510.6	0.249	875.4
2005	1,211.3	0.257	311.7	2,511.7	0.225	566.2	3,723.0	0.236	877.9
2006	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7
2007	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3
2010	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0

Notes: data relates to historic proven and probable reserves during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports.

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt and SRK Consulting and are therefore viewed by the Qualified Person, Mark Odell, as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 4,365.8 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 11,009.4 kt.

Geologic Setting and Mineralization

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanic rocks and intrusive dikes. Much of this data was previously presented in other published reports and is still considered to be relevant.

Contributing author of this report, Michele White, has reviewed the geological information in the drill hole databases and finds that the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deem them adequate for use in the present resource and reserve work.

There are four distinct assemblages in the district, characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

•                  The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

•                  The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

•                  The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

•                  The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

There are 3 ages of dikes: Pennsylvanian basalt dikes, Eocene basalt and quartz-monzonite dikes, and Miocene basalt dikes. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

The regional structural setting of the Jerritt Canyon district is complex with several regional deformation events being evident. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. Gold mineralization is typically enriched along this discontinuity. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting as seen in the interpretive cross-section through the SSX mine.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, and argillization. The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon, and decalcification.

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007 a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990’s following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek Units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

Previous mining at Saval has included both open pit mining (1994-1997) and small-scale underground mining from 2004 to 2006 in the highwall of the Saval 2 pit. Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX.

Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface. Saval contains gold mineralization that has been recently remodeled with both 0.01 opt Au grade-shells and 0.10 opt gold grade-shells and is the only deposit that contains both underground and open pit minable resources and reserves. The Saval 4 underground deposit is located east of the current Saval open pit resource and reserve.

The Smith Mine, accessed from near the bottom of the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 a separate portal was developed to access mineralization in the east highwall of the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault.

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal.

The East Dash deposit lies approximately 1,800 feet southeast of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. This mineralization is fairly flat lying and is hosted mostly at the contact between the Hanson Creek II and III units. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. Some 2011 drill holes tested the mineralization extent of the East Dash deposit.

The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet. The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet. The depth of the mineralization ranges from near surface at the Dash Pit to 1,200 feet below the surface to the south and east.

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west - northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Mineralization previously mined at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous ranging from 500 to 2,500 feet. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep. The groundwater table at this former mine currently lies at approximately 6,100 feet in elevation; no dewatering wells are active at Murray today.

Remaining mineralization making up the current resource at Murray has been remodeled as multiple 0.10 opt Au grade-shells occurring in an area up to 1,500 feet long immediately west (and south) of the existing underground workings. These grade-shells range in size from 100 to 800 feet long, 20 to 230 feet wide, and 5 to 40 feet thick and are located on a sub-horizontal to gently to moderately westerly dipping anticlinal fold limb.

Mineralization in Zone 9 is included in the recently remodeled Murray resource. This mineralization is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues; some of this mineralization has been added back to reserves this year based on more favorable mining economics. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization at Zone 9 is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Starvation Canyon occurs in the southern half of the Jerritt Canyon property. Gold mineralization at Starvation Canyon occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone unit III of the Hanson Creek Formation, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

The mineralized zone at Starvation Canyon trends northwest for a length of 1,500 feet and a width ranging from 150 to 400 feet. The mineralized trend has a thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface. The reserves and resources at Starvation Canyon lie above the groundwater table.

The West Mahala mineralized zone lies between the Smith Mine to the east and the SSX Mine to the west and is hosted at the contact between the Roberts Mountain and Hanson Creek Formations. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

Two main pods of mineralization make up most of the resource at West Mahala. One of the mineralized pods is located just east of the existing SSX-Steer underground workings that strikes northwest and is approximately 900 feet long. This pod has been modeled with 4 separate, stacked 0.10 opt Au grade-shells ranging from 5 to up to 60 feet thick.

The northeastern pods of mineralization were modeled as two separate, continuous, gently westerly dipping and stacked 0.10 opt Au grade-shells and are approximately 1,100 feet long by up to 850 feet wide by 5 to 40 feet thick and are open to the west, east, and south. Mineralization in theses pods trends east-west with continuity ranging from 400 to 1,100 feet. The majority of the resources at West Mahala lie below the groundwater table.

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization in the resource occurs in four zones; the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

Potentially economic gold mineralization occurs in a series of near-surface zones in the head of Pie Creek drainage on the east flank of Wheeler Mountain in the southern half of the Jerritt Canyon property. Indicated and inferred resources have been included in the block model and are shallow enough (<200 feet in depth below the surface) for consideration of open pit mining. The main pod of mineralization is about 800 feet long, dips moderately to the southeast at about 30°, and is 20 to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit 3 of the Silurian-Ordovician aged Hanson Creek Formation (SOhc3) and is probably controlled by northeast-trending faults. Three other smaller mineralized pods are also hosted in the same rock unit but strike northwest and dip moderately to the north. The main mineralized pod occurs between two mineralized northwesterly cross structures.

Potentially economic gold mineralization at Mill Creek occurs in a small, near-surface zone located just down the hill from a mineralized zone previously mined by a series of small open-pits. The modeled remaining intact mineralized zone is about 400 ft across, dips moderately to the north at about 400, and varies from 20 to 70 ft in cross-sectional thickness. Mineralization is hosted in unit three of the Silurian-Ordovician aged Hanson Creek Formation (SOhc) and is localized in a structural wedge between intersecting east-west and northeast trending faults that down-drop Hanson Creek unit three against unit four. These faults splay off of the nearby major northeast-trending Mill Creek fault. The Mill Creek fault is of high displacement and cuts diagonally across the district, forming the western boundary of three major lower plate carbonate rock windows.

Potentially economic mineralization at Road Canyon occurs in a thin, near- or at-surface body10 to 25 feet thick hosted in colluvial material. This mineralization occurs over several hundred feet in length on a moderately sloped hillside. The modeled mineralization is interpreted as the weathered remains of a bedrock gold zone with some amount of downslope movement.

This mineralization was modeled in Vulcan as four separate 0.01 opt Au grade-shells. A much lighter tonnage factor of 17.5 ft3/ton was used for the grade-shell closest to the surface instead of the standard 12.6 ft3/ton in order to better represent swelling and pore space in the unconsolidated material. The unconsolidated material in the near surface mineralization could be potentially scraped or bulldozed in mining.

The Burns Basin area was previously open pit mined from 1988 to 1998. Gold mineralization that comprises the intact open pit and underground resources is mostly hosted at the contact zone between the Roberts Mountain Formation and the Hanson Creek Formation, and locally between the Hanson Creek III and IV units on a gently easterly dipping anticlinal fold limb. The remodeled 0.01 opt gold grade-shells that make up the bulk of the Burns Basin resource are continuous to semi-continuous, locally stacked shapes ranging from 125 to 3,400 feet long, 40 to 1,360 feet wide, and 20 to 100 feet thick. A significant amount of fill has been placed in portions of the Burns Basin pits, some of which is classified as municipal solid waste and debris from crates, cartons, and perhaps demolition of equipment.

A total of 61 surface drill holes were completed at Burns Basin in 2011 to help delineate and extend detection of the gold mineralization. The assays of these 2011 drill holes were not received in time to be included in this current Mineral Resource. However, information regarding the logged depth of fill and depth to intact rock were included in order to confirm the deepest mined topographical surface, which helped confirm the existing intact resources in the area.

Potentially economic mineralization in the California Mountain open pit and underground resources are located north and west of the existing California open pit that was mined from 1993 to 1994. This remaining mineralization is hosted both in the Roberts Mountain Formation near the upper contact with the Hanson Creek Formation, and within unit III of the Hanson Creek Formation. The remaining resource mineralization lies on a northeastern mineralized trend.

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks.

Gold in the Jerritt Canyon ore deposits occurs as free particles of inter-granular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

The exploration program outlined in this document accounts for all of the previous exploration information that has been conducted in the past. In addition, the planned 2012 exploration program focuses on drilling resource conversion drill holes both proximal to the Smith and SSX-Steer underground mine infrastructure (underground workings), in the planned Starvation Canyon underground mine, and in open pit resources that have the best potential to advance into potential production. The drilling will be focused along well known mineralized trends (defined by previous drilling, mapping, geophysics, or soil/rock surface sampling) with adjacent in-place infrastructure (underground workings and/or access roads or mining facilities) in order to have the best chance of adding potential new resources and reserves. This will allow the Company to potentially keep feeding ore to the processing facility at Jerritt Canyon well into the foreseeable future. The drilling methods to be employed at Jerritt Canyon incorporate reverse circulation and diamond types which have been proven to work well at other northern Nevada Carlin-Type deposits.

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900’s. FMC Corporation, exploring for antimony in the 1970’s), discovered gold occurring in similar habit to occurrences observed in the nearby Carlin trend. In 1976, FMC, (then Meridian Mining), formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980’s and 1990’s, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999.

Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990’s by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years until Queenstake’s acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007 and 2008 was targeted toward further definition and expansion of the resource.

Queenstake has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

•                  2003: 280,151 feet of underground and surface RC and Core Drilling;

•                  2004: 710,896 feet of underground and surface RC and Core Drilling;

•                  2005: 450,694 feet of underground and surface RC and Core Drilling;

•                  2006: 396,063 feet of underground and surface RC and Core Drilling;

•                  2007: 467,242 feet of underground and surface RC and Core Drilling;

•                  2008: 237,250 feet of underground and surface RC and Core Drilling;

•                  2009: no drilling was completed in 2009;

•                  2010: 8,756 feet of underground RC and Core Drilling; and

•                  2011: 157,769 feet of underground RC and Core Drilling.

The drilled data results stored in multiple datasets from August 2008 to December 31, 2010 were reviewed for the current analysis. Since the last technical report for this property, (Johnson et al., 2011; 2012) additional data derived from 2011 drilling was reviewed in detail by author, Michele White. These new datasets included: 1) the 2011 isis-format dataset used for modeling of the new resource and reserve estimates; 2) the centralized acQuire db; 3) Jerritt lab analysis results for underground production drilling; 4) SMD’s internal dataset used in their daily mine plan; and 5) outside certified lab results from ALS-Minerals commercial assay lab. Other data reviewed from 2011 drilling included drill hole collar locations, downhole surveys, and geologic identification of lithology. Data sets derived prior to 2011were in an excellent state of coherency and standardization as of March 2011, as verified by author Michele White — previous Data Manager for the Jerritt Canyon database. Paper drill hole log files, copies of assay certification, and other integral drill hole data information are also in a state of excellent condition for use in the new resource and reserve estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property. Additional comments regarding the condition of the Jerritt Canyon drill hole data are discussed below.

There has been considerable geophysical work completed throughout the Jerritt Canyon property since the early 1970’s by numerous contract geophysical companies. A good portion of the property has airborne magnetic data, ground gravity, and ground I.P.-Resistivity. Certain dike sets are identified in the magnetic surveys. Clay alteration is typified with low resistivity response and gravity low whereas silicification typically show up as resistivity highs and associated gravity highs. In addition, deep IP magnetotelluric (MT) surveys and Controlled Source Audio Frequency Magnetotellurics (CSAMT) surveys have been applied locally on the property and have been able to identify main structures that cross the property.

There have also been considerable soil surveys, rock chip sampling, and trench and road-cut sampling performed in the district by employees of the Jerritt Canyon mine. The soils have been typically collected on a predefined north-south oriented grid and analyzed for multi-element geochemistry. Soils overlying shallow ore bodies at Jerritt Canyon are generally enriched in As and Au. The surface geochemistry is stored in a separate acQuire database.

Exploration expenditures by Queenstake in recent years are listed below:

•                  2007: $7.23 million;

•                  2008: $6.48 million;

•                  2009: $0;

•                  2010: $0.8 million; and

•                  2011: $8.04 million.

Exploration and development drilling conducted in 2011 targeted either: (1) locating new areas of resources and reserves away from existing underground development; (2) converting existing resources to reserve (near-mine); or (3) drilling in previously disturbed areas including historic open pits. In addition, ground geophysics (I.P.) was conducted in the south part of the district over Starvation Canyon and adjacent exploration targets, and geotechnical drilling was completed in the Starvation Canyon deposit. The proposed 2012 Jerritt Canyon geological program, consisting mostly of development and resource conversion drilling, totals $5.6 million dollars and is separated into three phases.

A significant portion of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. Most of the historical open pit resources have not been reassessed prior to the current technical report when the gold price was at a much lower price per ounce than it is today.

Drilling and Sampling Methodology

Numerous drilling campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. Exploration drilling programs typically consist of vertically oriented RC drilling at about 200 foot centers. The spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. During the early drilling years in the 1970’s and 1980’s when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface and stopped regardless of the geological rock unit or alteration that was encountered. As a result, the district-wide surface drilling is extensive but only for shallow examination. The potential for deeper targets is yet to be investigated.

In the underground mines up to December 31, 2011, definition drilling included core drilling on 50-foot centers from underground stations, using NQ-sized (1.875 inches in diameter) core. In mid-2011 drilling with HQ core was used locally. HQ core is 2.5 inches in diameter. In 2010, underground diamond drilling was used for exploration and resource conversion. Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40 foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 and 2011, a 5200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on close centers of 10 to 20 feet. The majority of drill holes, other than the production holes, have been measured for downhole deviation. A used Cubex drill rig was purchased in 2011 by Queenstake to conduct underground production drilling at SSX-Steer.

Tens of thousands of holes have been drilled on the property over the years. As of December 31, 2011, there are a total of 15,093 surface drill holes totaling 8,583,348 feet and 37,663 underground drill holes totaling 3,185,739 feet in the acQuire digital drill hole databases. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 7,500 underground drill holes with more than 1.61 million feet; the SSX mine has nearly 21,700 underground drill holes with 2.75 million feet of drilling. (The new, 2011 drill holes are symbolized with round, red dots for collars.)

Drilling at Jerritt Canyon for the last eleven years is shown below. Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies and underground drill rigs owned by Anglo Gold and Meridian Gold. Since Queenstake purchased the project in 2003 has been performed using underground drill rigs owned by Queenstake or contract drilling companies. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

Drill hole data in the acQuire drill hole database is suitable for use for the current resource and reserve work. Additional details of the quality of the drill hole data are discussed in Section 12 of this report.

Drilling in 2008 was conducted both underground at the SSX and Smith Mines and throughout the property on the surface. 2010 underground drilling was conducted at the Smith Mine. No underground drilling was conducted in 2009. No surface drilling was conducted on the surface in 2009 or 2010. All of the surface and underground drilling methodologies used in 2008 and 2010 were similar to that performed in 2007 as described in previous technical reports and are summarized below.

The 2011 reverse circulation (RC) drilling was conducted by three separate contract companies (Rimrock, National EWP, and WDC). Down-hole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Drill hole collar locations were surveyed by in-house surveyors. The vast majority of the 2011 drilling targeted conversion of both underground (ug) and open-pit (op) resources in the following areas: Mahala (ug), East Mahala/East Dash (ug), West Mahala (ug), Starvation Canyon (ug), Burns Basin (op), Saval (op), West Generator (op), and Pie Creek (op).

The 2011 surface RC holes ranged from 4 5/8 inches to 5 ½ inches in diameter (dependent upon bit type — hammer vs. tri-cone). Sample collection was conducted on 5 foot intervals, according to the following protocol established by Queenstake.

•                  RC drilling operations collected samples in 10 x 17 inch polypropylene bags throughout the entire length of each drill hole.

•                  The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may vary due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of “pie covers” used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are; 1) zones of poor return, 2) extreme groundwater production that requires the use of a tri-cone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split;

•                  Samples were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off;

•                  RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return were marked on the tray with “No Sample” or “Void”; and

•                  A drill interval that does not return any sample was marked on the sample bag as “No Sample” and placed in the appropriate shipping bag along with the other samples.

Queenstake representatives transported the RC samples, on a nearly daily basis, from the drill site to the lay-down area immediately adjacent to the surface core logging facility. Approximately 150-200 samples per day (on average) were handled at the lay-down area and prepared for shipment to the commercial lab. Sample shipments occurred twice a week. American Laboratory Services (ALS) provided transport of samples (RC & Core) to their Elko, NV sample preparation facility. During non-operational business hours the security of samples at the lay-down area was maintained by Jerritt Canyon Mine Security Department.

2011 surface diamond drilling and geotechnical drilling was conducted by American Drilling, Inc. at the Starvation Canyon deposit using HQ diameter (2.5 inches) core. Two contract companies (IDS & COLOG) were utilized to conduct down-hole gyroscopic and tele-viewer surveys, respectively, to enable 3 dimensional orientation of the core. Representatives of Golder & Associates engineering firm conducted core orientation, collection of geotechnical data and photographing the drill core as specified by Queenstake. Queenstake representatives conducted geologic logging and subsequent sampling of the core. Sampling was conducted by halving the core using a diamond bladed masonry saw. Surface diamond drilling, for resource conversion, was conducted at West Mahala, Mahala, and East Mahala/East Dash. Pre-collared holes were drilled by reverse circulation to a depth of 800 feet and casing was installed. HQ core was drilled from the bottoms of the RC pre-collars to pre-planned total depths. Queenstake representatives collected the core from the respective drill sites and delivered it to the Jerritt Canyon core shed. The core was photographed then logged for lithological information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core was cut or split with a diamond saw or hydraulic splitter and half of the core was sent to the lab for analysis while the remaining half core was re-boxed and secured in containers under lock and key.

In 2011, underground drilling consisted of Cubex RC drilling for the purpose of ore definition / delineation. Diamond drilling was conducted for the primary purpose of resource conversion with a limited amount of exploration drilling.

One Cubex RC drill was used underground in 2011 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The Cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94 -inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Drill hole length was generally less than 100 feet but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 x 17 inch sample bags were used for the 2010 Cubex drilling. The sample bag was placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin at least 5 feet back from the face and were evenly spaced generally every 15 to 30 feet down the heading, and were surveyed and marked in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measured and recorded the location of the drill hole collar after drilling of the drill hole. Collars were not resurveyed after the drill hole is completed. No down-hole survey was performed on the 2011 cubex drill holes. The azimuth for each underground Cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

A limited amount of Cubex drilling was conducted at the SSX-Steer mine (Queenstake operated) in 2011. Drilling, sampling, and survey operations were coincident with that described above for the Smith mine.

Diamond drilling in 2011 was conducted by American Drilling Corp. utilizing a Diamec U8 hydraulic-electric drill and drilled HQ diameter core. The underground core rig was used to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole. Magnetic declination used at Smith mine was 13° 45’E. Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

The diamond drill core was placed in labeled cardboard boxes and transported by the drill contractor to the Jerritt Canyon surface core logging facility. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logged the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was sawed into two equal pieces where the rock was competent or equally split where the rock was strongly fractured or broken. One half of the core was typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2011 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist.

Sample Preparation, Analyses, Security, and QA/QC

Drill hole samples in 2008 2010 and 2011 were analyzed at both the Jerritt Canyon assay lab and two commercial laboratories: ALS and American Assay Laboratory (AAL). The discussion below details the procedures and protocols used to collect and store the data for the Jerritt Canyon property. The Quality Assurance and Quality Control (QA/QC) programs are also detailed below.

In 2008, 2010 and 2011 the mine utilized the non-certified Jerritt Canyon assay laboratory (JC lab) for analytical work on the underground samples with check samples sent to the certified (ISO/IEC 17025:2005) ALS Laboratory Group (or ALS Chemex lab or ALS) for comparison. In 2010 and 2011, the JC lab was utilized for analytical work on the underground production Cubex drill hole samples with check samples sent on a quarterly basis to ALS Chemex for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2006 were also analyzed at the Jerritt Canyon facility. The JC lab is located in a separate building close to the ore processing plant. The JC lab has all the normal sample preparation equipment and facilities but is a noncertified lab.

Towards the end of 2011, the JC lab replaced the two disc pulverizers with 2 BICO ring and puck mills to increase production and obtain a more consistent grind for the assay pulps. In 2008, the laboratory operated continually with a crew of 16 and performed about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. In 2010, the Jerritt Canyon assay lab was operated using one 12-hour work shift with a crew of 15 and performed approximately 360 assays per day. At the beginning of 2011, the JC Lab converted to running 24 hours a day utilizing four 4-man crews working 12 hour shifts. Shifts were supervised with 2 lead personnel who worked dayshift each directing 2 crews. The regular assay processes workload remained the same in 2011 as in 2010.

At the end of 2011, all of the fire assay furnaces in the JC lab were replaced with new furnaces that included a multi-pour system. The ventilation system for the JC fire lab was completely re-engineered and replaced with a more efficient, safer system that included the addition of a bag-house specifically designed to collect lead emissions from the fire assay process.

In anticipation of the potential for handling complex refractory ores, the JC lab also purchased a new AGILANT (Varian) 200 Series atomic adsorption spectrophotometer with an AGILANT Sample Introduction Pump System (SIPS 10/20). This device will enable the JC lab to complete assays using an instrument finish as opposed to a gravimetric finish for more accurate results, particularly for lower-grade ores but has not been implemented yet..

All of the underground samples received at the JC lab in 2008-2011 arrived with bar-coded labels and were transported to the front laydown area in front of the garage door by the drillers, Queenstake staff geologists, drilling support staff, or mine staff working with the contract miner SMD. The labels on the bags correlate to sample logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar-codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices). As a result of this event, assay lots were auto-created in a database. During the process of bar-code acquisition, in 2009 and the first half of 2010, some labels were manually entered into the database by hand because the LIMS system software was not fully operational. The surface drill hole sample numbers arrived at the lab with labels on the sample bags and then those sample numbers were hand-logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to further preparation for sampling procedures.

All logged samples in 2010-2011 were dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008 and 2011, a rotary (automatic) 1:4 split (50 rotary cuts minimum) followed the first stage of crushing. Core samples were first-stage crushed 99% to1-inch prior to the split; all other types are typically crushed to 1/2 inch prior to the first-stage split. Second stage crushing (99% to 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split is then pulverized in a plate mill to 95%-150 mesh (Tyler) and blended for five minutes on a rotary blending wheel. In 2012 the pulverizing will be completed using ring & puck mills as opposed to the disc pulverizers used in the past. The processed samples are then placed in bar-coded sample cups and transferred to fire assay.

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. In 2008 and 2009, of the 24 samples on each tray, one was a repeat sample, one was a standard, one was a blank, and one was a blind standard inserted into the sample stream by the Geology department. The samples in 2008-2011 were fired by the method of fusion/cupellation with a gravimetric finish. The balance used for the final weighing from 2008-2011 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services. During 2012 the JC lab will introduce the multi-pour system and the instrument finish for gold determination to increase accuracy and production rate.

The fire assay method used in 2008, as itemized above, provided a template for assay methodology in 2010-2011. Differences in the 2010-2011 method utilized in 2010-2011 include, of the 24 samples on each tray, one was a triplicate sample (in the eleventh position of the sample sequence for facilitating retrieval to send to ALS Commercial Lab for an assay check), one was a blank (second in the sequence), and one was a blind standard inserted into the 24th position of the sample sequence by the JC lab department. The standards used in 2010 and 2011 were the same standards used in 2008 by the Geology Department and presented to the JC lab by the Jerritt Geology staff as pre-labeled blind pulp bags. A few non-certified standards were used by the JC lab in the first half of 2010 for a short period of time while certified standards were being purchased or made. All reference standards utilized in the JC lab during 2011 were certified standards.

For 2008 to 2011, the JC lab in-house quality assurance/quality control (QA/QC) procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting material from saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison. Samples in 2008 were submitted on a weekly basis to either Rocky Mountain Geochemical or Chemex Laboratories. Data was compiled from the JC daily assay sheet and then compared with the results from the two outside labs. The results of the comparison were entered into a statistical program and a running check was maintained on the data.

During 2011, randomly selected samples from production drill hole material were submitted on a quarterly basis to ALS-Chemex Lab by the Jerritt Geology staff for QA/QC checks. The JC lab staff compiles the results of each 24-sample assay batch and forwards the final results to the Geology Department as individual .csv spreadsheet files. The Geology Department compiles the Production drill hole assay results and QA/QC sample result from the JC daily assay sheets and imports the data to acQuire database software. The results from both the JC assay lab and outside labs are compared and monitored using QA/QC protocols set up in acQuire and described below.

Surface RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2011, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay.

ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010 sample preparation procedures for ALS Chemex include:

•                  the PREP-31 ALS method code that consists of cataloging the sample number, weighing the sample, fine crushing the sample to better than 70 percent passing a 2mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;

•                  Dry-21 ALS method code; and

•                  CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled and sealed sample bags for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their sample preparation lab in Elko, Nevada and eventually to their assay lab in Reno, Nevada for analysis. The 2010 assay procedures for ALS Chemex included:

•                  The Au-AA23 ALS method code that consists of a 30g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;

•                  The Au-GRA21 ALS method code that consists of a 30g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for over-limit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex. American Assay Laboratory is an ISO noncertified lab and has a sample preparation facility in Elko, Nevada and an assay laboratory in Sparks, Nevada.

Diamond-drilled core was transported from the underground drill stations to the Jerritt Canyon core logging facility by the contract drillers and/or Queenstake geological staff and the diamond-drilled core was stored and logged in a secure (lockable) facility until it was processed for shipment to an assay lab.

In 2011, the laboratory QA/QC procedures were as follows:

Jerritt Canyon Laboratory

•              One standard sample per 24 samples;

•              One blank sample, consisting of silica sand, per 24 samples;

•              One triplicate sample per 24 samples;

•              Check assays consist of in-house QA/QC procedures identified above, and submitting saved triplicates of the production drill hole samples to an outside certified lab for comparison. The production drill hole samples are submitted on a quarterly basis to ALS Chemex Laboratories. The QA/QC program targeted approximately 1% of the total sample population to be check assayed by ALS.

Commercial Laboratory

A commercial laboratory was used to assay surface and underground exploration and resource conversion drill holes. The (2 Tiered) QA/QC protocol for 2011 is summarized below:

Tier 1

•              A blank sample consisting of silica sand inserted as the second sample for each drill hole;

•              One standard sample (listed below) inserted into the assay sample stream every 20th sample. Standards are inserted sequentially (based on either ascending or descending assay value) throughout the entire length of a given drill hole;

Tier 2

•              On a quarterly basis submit the original pulp reject (assayed at ALS Chemex lab) to ALS Chemex. The samples are re-labeled with new sample identification numbers. For the underground drill core, approximately 15% of the original samples assaying > 0.070 opt. and 5% of original samples assaying 0.010 -0.069 opt. are randomly selected from the total sample population. For the surface drilling (RC & Core) the same percentiles of original samples are randomly selected but from 30% of the total sample population. Blanks and standards (as per Tier 1) are submitted with the pulp rejects.

•              On a quarterly basis submit original pulp reject (assayed at ALS lab) to AAL lab using the same sample numbers as the original sample. The sample selection criteria are identical to that described above (excluding those samples selected to be re-submitted to ALS).

All samples submitted to be initially analyzed via Fire Assay with an AA finish. Samples with initial assay result > 0.070 opt. Au are re-analyzed via Fire Assay with a Gravimetric Finish. In this instance the database recognizes the result attained from Fire Assay with a Gravimetric Finish as the “best assay”.

The 4 standards, listed below, were used in 2011. Standards Si54 & SK52 were sourced from a certified commercial laboratory (Rocklabs Ltd.). Standards JCQ06 &07 were sourced from Jerritt Canyon ores. The determined gold concentrations, for each standard used throughout 2011, are as follows:

•         JCQ06 — 0.159opt (Jerritt Canyon mineralized rock source);

•         JCQ07 — 0.241opt (Jerritt Canyon mineralized rock source);

•         Si54 — 0.0519opt (Rocklabs certified standard); and

•         SK52 — 0.1198opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone material that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random “blind” pulp samples with labelled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, > 90% of the standard assay results must be within two standard deviations (accuracy) of the recommended standard value listed above. Various graphs and a discussion of the results for the 2011 QA/QC program are below.

Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

Surface and underground drill data are segregated in the Jerritt Canyon drill-hole database hence the QA/QC data is reported upon separately. In the underground drill-hole database standard and blank sample data are captured for only the exploration diamond drilling.

For the 2011 surface drilling:

Tier 1 QA/QC consisted of submitting (to ALS) a total of 850 blank and standard samples. Zero (0) errors were encountered in the assay results for the 160 blank samples (100% accuracy). For the four (4) standards listed an aggregate of 690 samples were submitted. From the assay results 32 samples (4.5% of total sample population) were found to be in error (the independent laboratory, ALS, had 95.5 % accuracy on the aggregate standard sample population in 2011).

The accuracy for the respective sample populations of the four (4) individual standards is as follows:

Si54: 231 total samples; 96.1% accuracy

SK52: 208 total samples; 94.3% accuracy

JCQ06: 154 total samples; 94.8% accuracy

JCQ07: 100 total samples; 95.0% accuracy

In each instance (for those samples analyzed by fire assay with gravimetric finish- Au_Grav_opt) an excellent correlation is seen between the initial assay and the check assay results attained by both ALS and AAL. Initial analysis of the 45 check samples (fire assay with AA finish-Au_AA_opt) conducted by AAL contained a substantial number of results outside of the error limit. The bulk of these samples had gold contents (0.060 opt) that are of no current economic importance and as such the results are not considered significant. An error was committed on the sample submittal form to ALS resulting in the check samples only being analyzed via Fire Assay with Gravimetric Finish.

For the 2011 underground drilling:

Tier 1 QA/QC consisted of submitting (to ALS) a total of 189 blank and standard samples. Zero (0) errors were encountered in the assay results for the 28 blank samples (100% accuracy). For the four (4) standards listed in section 11.1.1 an aggregate of 161 samples were submitted. From the assay results 13 samples (8.1% of total sample population) were found to be in error (the independent laboratory, ALS, had 91.9 % accuracy on the aggregate standard sample population in 2011).

The accuracy for the respective sample populations of the four (4) individual standards is as follows:

Si54: 45 total samples; 95.6% accuracy

SK52: 47 total samples; 93.6% accuracy

JCQ06: 41 total samples; 90.2% accuracy

JCQ07: 28 total samples; 85.7% accuracy

The results attained from standard JCQ07 are not considered to be a cause for concern. The results are derived from a sample population considered too small to make a qualitative assessment. In addition the combined results (surface & underground drilling) for standard JCQ07 resulted in 93.0% accuracy overall.

Tier 2 QA/QC consisted of submitting 32 check samples to ALS and 30 check samples to AAL. Detailed results can be seen on Fig. 11-13 (2011 QAQC Underground Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab) and Fig. 11-14 (2011 QAQC Jerritt Canyon Mine QAQC Underground Drilling Duplicates ASL-Chemex Lab vs American Assays Lab). An excellent correlation is seen between the initial assay and the check assay results attained by ALS (for those samples analyzed by Fire Assay with Gravimetric Finish-Au_Grav_opt). An error was committed on the sample submittal form to ALS resulting in the check samples only being analyzed via Fire Assay with Gravimetric Finish.

The results of the check assays conducted by AAL appear “at first glance” to be concerning due to a substantial number of samples having results outside the error limit for both methods of analysis. A closer look shows that the bulk of the error samples lie immediately adjacent to the error limit indicating that AAL was unable to repeat the ALS assay value to the third decimal value (0.00X opt). In addition, considering the limited sample population, these results are of limited concern.

Lastly external QA/QC is conducted on production drilling samples that are analyzed by the Jerritt Canyon lab (JC lab). The JC lab analyzes production drilling samples via fire assay with a gravimetric finish. In 2011 a total of 360 check samples were submitted to ALS for analysis via fire assay with gravimetric finish. ALS does not guarantee 95% accuracy on samples with gold content < 3ppm (approximately 0.093 opt) when analyzed via fire assay with gravimetric finish. In excess of 85% of the total sample population (360 check samples) submitted to ALS in 2011 had original assay values < 3ppm. As such only +- 15% of the sample population is providing qualitative data for comparison. In lieu of these circumstances the QA/QC for the JC lab becomes subjective to the individual assessing the results.

In conclusion the results of the 2011 QA/QC for the surface and underground exploration and resource conversion drilling is considered excellent and as such the reported final assays comprising these drill programs are considered valid. The protocol for the external QA/QC for the JC lab should be revised to enable a greater number of check samples having initial assays >3ppm to enable a more qualitative analysis. The 2011 Jerritt Canyon QA/QC data was compiled under the supervision of, and reported upon here, by William Hofer, Chief Geologist, Queenstake Resources, USA-Jerritt Canyon Mine.

Data Verification

The Jerritt Canyon mine has thousands of completed drill holes throughout the land package in the active mines, mined out areas, and exploration targets. Over the years the property has been the subject of many audits in which data verification procedures were carried out.

In 2000, Mineral Resources Development Inc. (MRDI) conducted a review and audit of resources and reserves of the Jerritt Canyon operation. MRDI reviewed the database used at Murray and SSX mines, and did not find any significant errors or problems. Their review of the spreadsheets used for Resource and Reserve tabulation found no errors.

In 2003, Pincock, Allen, and Holt (PAH) reviewed a portion of the database as part of its due diligence review of the Jerritt Canyon operations. Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes. Data validation checks identified a few errors in the drill hole database such as duplicate holes and missing intervals in downhole surveys which were then corrected.

In 2004 and 2005 PAH conducted reviews of Jerritt Canyon resources and reserves, during which they performed checks on several drill hole records and original assay certificates against the database. Their focus was new resource and reserve areas. Data validation identified minor errors in 2005 that were then corrected and no errors in 2004.

In 2006, SRK conducted data validation checks as part of its review of the Jerritt Canyon resources and reserves. The database in new reserve areas such as Starvation Canyon and West Dash were checked against the original logs and assay certificates and no errors were found. Spot checks were also performed on the resource and reserve tables for tons and grade and no errors were found.

In 2007, SRK reviewed the Jerritt Canyon assay QA/QC data and found the results within industry standards.

From 2007 to August of 2008, Geological data and assay data were analyzed by geologists using MineSight software and acQuire. The geological block models for both production and resource were generated in MineSight and converted into the Vulcan software environment for use primarily by mine engineers.

The mine shut down in August 2008. After that data, new company geological staff reviewed the status of the acQuire drill hole databases and the 3-D mining software used for exploration, development, and resource and reserve planning. The new geology group elected to stop using MineSight software and to only use Vulcan software. All usable digital project data stored in MineSight and not already in Vulcan were transferred into Vulcan. In most cases, new digitized 0.10 opt Au grade-shells and geological contacts were hand digitized on systematic cross sections in the primary work areas (SSX-Steer, Smith, and Starvation) in order to make 3-D solids for new block models to help support updated resource and reserve estimations.

The acQuire drill hole databases were heavily scrutinized and cleaned up from February 2010 to March 2011. Hua Jin (M Sc. in Geology), the Corporate VG Geologist at the time who managed the Company’s databases, performed a majority of the acQuire work with the assistance from several acQuire Technical Support staff and other Jerritt geological staff including primary author Michele White. Data corrections were performed on a record to record basis. The numerous edits are all documented in a January 16, 2011 memo by Ms. Jin entitled “Summary of the Jerritt geological database work”, which resides on the computer server and in the annual QA/QC notebooks at the mine.

In the third quarter of 2010, the acQuire software was updated from version 3.9 to 4.2.1.4 and as a result the SQL server software required an update to SQL 2008 R2 to help support the newer acQuire software version. This acQuire upgrade allowed the geology group to migrate the Jerritt drill hole database from the standard model acQuire database management system (ADBS) to the corp model system for all three Jerritt databases: the JC production underground drill hole database, the JC surface drill hole database, and the JC geochem database. This allowed the use of data capture tools (importers) and objects (QA/QC analysis tools) in acQuire to import and help validate all of the captured original raw geological data and assay data as efficiently as possible and to help eliminate human errors as much as possible.

Periodic drill hole data extracts from acQuire are made from both the underground and surface drill holes which consist of .csv files for drill hole collar, drill hole down hole survey, drill hole geology, and drill hole assays. The .csv files are loaded into Vulcan as current .isis drill hole databases which are used for modeling purposes and ultimately for resource and reserve estimations.

After 2008, the new Jerritt geology team decided to use Vulcan as the primary geological modeling software. Many of the underground mine projects stored in the acquire database were found to have similar underground drill hole identification numbers. In order for Vulcan to work efficiently, all of the underground drill holes in the database needed to have a unique drill hole identification number. This was accomplished by adding a unique three-letter prefix to the 5 major underground mine areas: SMI- for Smith; SSX- for SSX, STR- for Steer, MUR- for Murray, and MCE- for MCE mines.

In addition, numerous surface geochemical samples and drill hole geological and assay data related to the June to August 2008 Jerritt Canyon mine and exploration drilling programs were imported into the acQuire databases. Some of the drill holes from the Steer underground mine area required geological logging and sampling. Vice President of Exploration for VG, Todd Johnson, was responsible for securing these drill hole samples in safe locations throughout the mine until financing and geological staff were made available to process them. The securing of the samples mostly meant bagging the samples up in bean bags and properly labeling and securing them with wire ties, then storing them inside secure buildings to keep them away from the harsh winter weather conditions. In addition, Mr. Johnson made certain to store all of the relevant hard paper copies of the 2008 drill hole assay certificates and other drill hole data (e.g. geology logs, down hole survey, collar survey, sample transmittals, geotechnical logs, and QA/QC assay data) in the appropriate binders in the main Jerritt Canyon drill hole library.

The Queenstake historical drill hole geology logs and assay data for the Jerritt Canyon property were mostly stored in the Elko Exploration office during the mine shut down in August 2008. During that time, Mr. Johnson was also responsible for securing and moving all of the Jerritt Canyon exploration data, including the drill hole geology logs and assay certificates and historic geology maps and claim maps from the Elko office to the Administration Building at the Jerritt Canyon mine. Several of the paper copies of the drill hole logs were also located at the Geology offices at the mine. These binders were properly filed with the other drill hole data into one central drill hole data room location.

Numerous duplicate or suspicious geology logs were checked and revised based on visual examination of the hard copy paper geological drill hole logs. It was noticed in mid- to late 2010 that numerous data gaps existed in the surface drill hole database for both Geology and Assay records. A geologist was hired to help collect some of the missing assay and geology records for those areas that were a priority for future exploration or development work. The geological database revisions were documented in internal memos and emails that are stored at the mine site. The addition of the historical geological and assay data to acQuire along with updating all of the 2008 and 2010 drill hole data into acQuire allowed the modeling work at SSX-Steer and Smith to proceed on schedule and also allowed more geological and assay data to be used in the new models.

In addition to the acQuire database work, QA/QC protocols and procedures were reviewed and new guidelines were made. Other data verification was performed during the modeling work and in the construction of the block models and are described below.

A drill hole data audit was performed on the 2008 to 2010 drill hole assay data by Jerritt Geology staff in May 2010. The drill hole data stored in acQuire for certain drill hole records were compared with original assay certificates from the Jerritt Canyon assay lab and the commercial labs. A total of 16% of the 2008 and 2010 total assay records were reviewed for this data audit. The details of this audit are stored on the computer server at the mine.

Only 132 out of the 11,413 reviewed 2008 to 2010 drill hole assay records reviewed (1.2 percent) were found to contain different assay values in the acQuire database when compared with the original assay certificate. Most of these errors are likely the result of: (1) assay reruns for drill holes that were analyzed at the Jerritt Canyon assay lab which were not documented or copied into the paper drill hole files, or (2) data import errors related to data that was occasionally hand-entered. No conflicting assay data values were found for the 2010 underground exploration (diamond drill hole) assays conducted by ALS. The low amount of data input errors found in the 2008 and 2010 assay data verifies the significant amount of effort that the post-August 2008 Jerritt Geology group expended to create a robust drill hole database to help support a revised geologic model. A total of 4 percent of the reviewed 2008 underground exploration drill holes from the Smith mine contained no original assay certificate. These assay certificates should be pursued by Jerritt geological staff to fully update the drill hole files. The 132 corrected drill hole assay records will be fixed for future models.

Additional results of the drill hole audit indicate that the former Jerritt geology staff (pre-August 2008) did not routinely store paper copies of the original assay certificates for the underground production drill holes. Most of the Jerritt Canyon assays were directly loaded from LIMS output files directly into the acQuire Production drill hole database.

There are several instances where the Jerritt Canyon assay certificates contain formatting errors which do not allow the straight import of the data into acQuire. For these cases, the acQuire data entry person must determine what the error is and physically revise the assay spreadsheet in order to correctly import the data into acQuire. The assay lab reports must follow the protocols and formats that have been defined for the final assay certificates in order to allow the efficient flow of assay data into acQuire.

The Geology department has largely completed the task of storing drill hole logging information and assay data into the acQuire databases. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon’s) and goes through automatic and visual validations before being recorded, thus eliminating most data entry errors.

In January 2012, Qualified Person, Michele White, (C.P.G. Geologic Consultant and Exploration and Mining Data Consultant), retrieved digital copies of data specific to supporting the updated resource and reserve estimate at Jerritt Canyon. There was no surface drilling in 2010. Drilled data up to March 2011 had been cleaned and vetted in multiple previous studies accepted for validation by the primary author. As a result, the current validation of 2011 data was limited to only drill hole data utilized in the Vulcan model and to a term between January and December 2011. The digital files provided original results to compare with the actual dataset utilized in Vulcan including collar locations, downhole surveys, lithology, and assay results.

The 2011 datasets validated included:

•                  The Vulcan-derived isis database used for reserve / resource calculation for collar, survey, assay, alteration, and lithology.

•                  Direct exports from acQuire of drill hole collar, survey, assay, and lithology.

•                  Scanned .PDF files of original assay certificates from the accredited outside laboratory: ALS.

•                  Jerritt Lab direct reporting assay certificates.

•                  Assay results from ALS used for uploading into acQuire.

•                  Small Mine Development (SMD) assay datasets derived from the Jerritt lab and subsequently merged into an edited, centralized database for daily mine development.

•                  Drilling QA/QC protocols including quarterly reports for 2011, standards definitions, statistical analysis and graphs, and other protocol checks.

Issues with the 2011 drilled data set include:

1.              Utilizing data in Vulcan directly from SMD, which bypasses acQuire.

2.              Edits to raw data such as using place holders and codes in acQuire and Vulcan.

3.              Typographical errors in sample ID from the Jerritt lab.

Details of these issues:

1) The underground drilling data from SMD was more complete than the acQuire database by the end of 2011 due to daily updates to the SMD database, whereas the underground drilling data was last updated in acQuire in late May, 2011. This is due to being understaffed during summer of 2011 drilling. In order to utilize the most up-to-date results for resource modeling in Vulcan, the independent consultant, Karl Swanson, loaded SMD’s underground drill hole database for the period of July 2010 to December 2011 directly into Vulcan. This action over-wrote any previous acQuire data for the underground drill holes in Vulcan for that period. Jerritt staff conducted an audit of the resultant dataset and concluded the data to be almost the same as data in acQuire. The different values were found to be correct in the SMD data based on checks with the source results from the Jerritt lab.

2) The 2011 assay results used in the resource and reserve estimate are derived from 2 labs: ALS Chemex lab and the Jerritt Lab. The commercial lab reported assay results in .csv file formats for direct upload to acQuire according to standardization built-into the acQuire importers to adhere to business rules of protocol for QA/QC compliance. ALS reported results for Au in ppb and also a calculated field for Au in opt. Results higher than 0.1 opt were re-assayed with Au-GRA21 finish in opt, which automatically supersedes the Au ppb results in acQuire as “best sample” for the exports to Vulcan. Deviation from an expected value, (such as a code for a missing sample or place holders for blank spaces), has to be edited for use in Vulcan. Other edits for Vulcan software include removing characters, such as “<“ and “>“. As a result, direct correlation between the isis database would be expected to differ from the raw assay results in spreadsheet from the labs.

3) The Jerritt lab will eventually rely on an automated LIMS system. Currently, the Jerritt lab reports assay results with frequent errors in the sample ID. The values of the assay results are not suspect because they are derived from the LIMS-monitored system but the sample ID errors are human derived. These errors in sample ID are easy to detect and edit. This situation hinders a direct comparison of raw Jerritt lab results with the clean isis database.

The Qualified Person, Michele White, accepts this sequence of events in addressing the listed issues with satisfactory results. The 2011 data is valid for use in the isis database because: 1) the SMD data was more complete and is derived from the same source as acQuire, that is the Jerritt lab, 2) the insertion of special characters and place holders by acQuire is a track-able procedure that was examined for error propagation in the dataset used for this update and did not incur errors, 3) the sampleID errors in the Jerritt lab data are predominantly below 0.1 opt and therefore do not impact the resource or reserve.

The assay data verification analysis produced satisfactory correlations between the source data and the isis database. The underground samples derived from Cubex drilling were submitted to the Jerritt lab for assaying and the underground diamond drilling and surface drilling samples are sent to ALS Chemex for certified results. Both labs produced results that fall within industry standards after QA/QC analysis of results.

There are 14,089 total assay results for 2011 in the isis underground assay database. Assay results >0.1 opt have an acceptable correlation between the isis database and the Jerritt lab (about 17% of the assay population is >0.1 opt and the direct matches for those values are consistent). The correlation between the isis underground assay database and the ALS lab results for samples >0.1 opt is100%. There is a direct match of 60% records between the isis database and total source data. The result of the data validation for the isis underground drilling database from January to December 2011 has been reviewed and is considered acceptable by the primary author.

The acQuire surface drill hole database is in an excellent state of verification. Of 37,225 assay records for surface drilling results from ALS, only 17,614 assay results were utilized in the isis surface drilling database. Of these 17,614 isis assay records, there are 1,113 intervals that differ from source data. Of these differences, only 307 samples are >0.1 opt and therefore, only 307 out of 17,614 records could possibly impact the resource / reserve estimate. That is a 93% acceptable correlation of matching records between the original source data and the isis database. This is a very good correlation.

The results of the 2011 data vetting analysis support the opinion that the isis database is based on correct values to within acceptable industry standards. This dataset in conjunction with the previously accepted datasets of drilling results, such as collar location, down-hole survey, lithology, and assay results, form a cohesive, validated database for use by engineers in evaluating and reporting on resources and reserves at Jerritt Canyon for the current Technical Report Update, dated December 31, 2011.

The Qualified Person for data vetting has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. Based on this assessment, the primary author’s opinion is confident that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. The use of the wet mill to help treat the mildly refractory ores, which used chlorine for ore oxidation pre-treatment, was stopped in February of 1987. In 1989, the roasting circuit (a dry milling process) was added to the process flowsheet for the treatment of highly refractory ores which continues to be used at Jerritt Canyon today for processing of the Jerritt Canyon and other second party (purchased) ores.

Numerous metallurgical studies have been conducted on the ores by the various mine owners at the property including cyanidation and roasting test work since the late 1970’s. In addition, early metallurgical testwork on ores from resource areas, including bottle roll tests for WaterPipe II, have also been conducted. These reports are in the files stored at the mine site. The actual Au recoveries for the various deposits that have been previously mined and processed are also noted in historic documents stored at the mine site.

The Jerritt Canyon ores are double refractory in nature since the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and locally associated with organic carbon in the host rock. Some limited amount of gold mineralization has also been noted in previous mineralogical studies to be tied up in quartz (silicification). The Jerritt Canyon roaster helps oxidize the majority of the refractory ores for subsequent cyanidation.

A significant portion of the Jerritt Canyon ore contains high amounts of clays and moisture during the winter months. These cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.

In 2011, VG updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2011 drill campaign. An additional 145 surface drill holes and 1,717 underground drill holes were added since the last NI 43-101 report. The December 2011 resource estimates were done by Mark Odell, Owner, Practical Mining, LLC, P.E. and Karl Swanson, Independent Consultant, SME, MAusIMM using the Vulcan Software version 8.1.3.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report are: Burns Basin, California Mtn, Mill Creek, Murray, Pie Creek, Road Canyon, Saval, Smith, Starvation, Steer-SSX, West Mahala, Winters Creek, and Wright Window. Open pit and underground block models were built for the respective deposits. The open pit models were based on both 0.01 opt and 0.1 opt grade-shells whereas the underground models were based on 0.1 opt grade-shells. All block models include the geologic models of the stratigraphic units within the deposit.

The deposits with open pit block models are: Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, Wright, and Window. The deposits with underground block models are: California Mtn, Murray, Saval, Smith, Starvation, Steer-SSX, West Mahala, and Winters Creek. Note that only the Saval deposit has both an open pit and underground block model. Due to their close proximity to each other, the Saval, Steer-SSX, and West Mahala deposits are included as a single underground block model called SSX. The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource and reserve tables.

Mineral Resource Classification

All blocks which have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in the glossary. The highest confidence is called Measured (CLASSNAME = “meas” or CLASS = 1), the next is Indicated (CLASSNAME = “ind” or CLASS = 2), and the lowest confidence is “Inferred” (CLASSNAME = “inf” or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Murray, Smith, and SSX, underground production drilling is spaced between 10 and 25 feet apart. The variograms show a sill range just over 50 feet so a slightly conservative range was chosen. The measured classification for all models except Starvation are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification for all models except Starvation are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites which requires a minimum of two drill holes using a maximum of three composites per drill hole.

The inferred classification for all models except Starvation are blocks that were estimated with an ellipse range of 300x300x150 feet or 500x500x250 feet with a minimum of 2 and a maximum of 12 composites which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade-shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Starvation was the first model completed and the classification criteria, which is used for all the other models had not been instituted yet. At Starvation, the classification of the blocks is calculated with a script after the blocks are estimated. A block is measured if the average distance to all of the composites used in the estimation is less than 35 feet and the number of composites is seven or more. Indicated class is when the average distance to the composites used is less than 100 feet, the number of composites is five or more and the block has not been classified as measured. All other blocks are inferred. A maximum of two samples per drill hole is also used for all estimations. Because the average drill spacing distance is between 50 and 100 feet, very few blocks are classified as measured at Starvation.

The drill hole composites were displayed with cross section views of the block models to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate was constrained within the 0.10 opt and/or 0.01 opt Au grade-shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model. All of the estimated blocks, measured, indicated, and inferred were used to calculate the average block grade. All composites flagged as inside the grade-shells with a grade greater than zero were used to calculate the average composite grade.

The comparison on this global scale was acceptable. In addition, ongoing reconciliation studies done in 2010 and early 2011 that compare actual mined grade and tonnage vs. that predicted in the block model for the Smith mine compare very well.

The average estimated grade is lower than the average composite grade as is expected. The exception in is the Murray deposit where the higher grade samples are grouped in such a way spatially that they are estimating a larger volume than the lower grade samples. This is biasing the estimation slightly and giving a higher grade estimate than expected. Where more than one estimation method exists, the average estimated grades compare favorably by deposit.

Mineral Resource Statement

The Jerritt Canyon mineral resources, including reserves, as of December 31, 2011 are as follows:

	Measured			Indicated			Measured + Indicated			Inferred

Mine	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz

Underground
Smith	2,098.1	0.224	470.2	2,133.4	0.215	485.6	4,231.5	0.220	928.8	979.5	0.196	191.8
SSX	2,248.2	0.211	474.0	1,451.1	0.205	298.2	3,669.2	0.209	772.2	371.7	0.198	73.7
Saval	55.9	0.237	13.2	277.7	0.222	61.5	333.6	0.224	74.8	95.4	0.200	19.1
West Mahala	25.3	0.196	5.0	363.5	0.190	68.9	388.7	0.190	73.9	1,854.6	0.175	324.0
Murray	163.0	0.207	33.7	427.2	0.216	92.2	590.2	0.213	125.9	86.0	0.215	18.5
Starvation	5.9	0.294	1.7	519.4	0.250	130.0	525.2	0.251	131.8	255.4	0.253	64.6
California Mtn.				4.5	0.184	0.8	4.5	0.184	0.8	29.5	0.192	5.7
Winters Creek				90.3	0.162	14.6	90.3	0.162	14.6	9.2	0.186	1.7

Subtotal	4,596.3	0.217	997.9	5,267	0.214	1,124.9	9,863	0.215	2,122.8	3,681.2	0.190	699.1

Open Pit
Burns Basin	34.5	0.087	3.0	309.9	0.097	30.2	344.5	0.096	33.2	14.0	0.079	1.1
Mill Creek	3.2	0.091	0.3	272.9	0.094	25.8	276.2	0.094	26.1	3.4	0.154	0.5
Saval OP	84.8	0.135	11.4	569.5	0.065	37.2	654.3	0.074	48.6	222.2	0.142	31.6
Wright Window	7.9	0.142	1.1	117.8	0.090	10.6	125.8	0.094	11.8	4.8	0.093	0.4
Pie Creek		0.000		205.4	0.087	17.9	205.4	0.087	17.9	4.9	0.090	0.4

Road Canyon		0.000		17.5	0.069	1.2	17.5	0.069	1.2	185.1	0.082	15.1
Subtotal	30.4	0.121	15.8	1,493.1	0.082	122.9	1,623.6	0.085	138.7	434.5	0.113	49.3
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7	-	-	-

Total	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2	4,115.7	0.182	748.4

Note:                                        (1) The following parameters were used to determine the gold cutoff grade for each resource area: a US$1,400 per oz gold price which is equal to a 24-month trailing average gold price of US$1,400oz (2)Mineral resources that are not mineral reserves do not have demonstrated economic viability

Underground mineral resources where estimated by creating grade shells containing only those blocks greater than 0.12 opt (0.13 opt at Starvation) and are located outside of the sterilization solids described above. The grade shells were also reviewed by the QP and further reductions made where the grade shells were deemed unrecoverable based on factors of size, distance from existing or planned workings or potential interference from previously mined large un-filled stopes which could extend beyond the sterilization solids. Finally a mining recovery factor of 5% and dilution factor of 10% was applied to the resources inside the remaining grade shells. These factors are reasonable for the type and scale of underground mining practiced at the Jerritt Canyon Mines.

Open pit resources were estimated by creating a Lerch Grossman optimized $1,400/ ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The operating costs used in the analysis are those given below. Metallurgical recovery is a function of grade and is estimated using the equation listed below. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,400 pit shell and exceed the minimum cutoff grades. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

Dewatering will be required for 46% of the Murray Mine resources, 24% of the Smith Mine resources and 100% of the West Mahala resources. Queenstake plans to construct dewatering wells, treatment facilities and disposal facilities to handle all dewatering that cannot be consumed in the process plant.

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, environmental, political, or others that would affect the Jerritt Canyon operation. The mine has or expects to receive the permits necessary for operation.

Mineral Reserve Estimate

Mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

Jerritt Canyon Mineral Reserves — December 31, 2011

	Proven			Probable			Total
Mine	kt	opt	koz	kt	opt	koz	kt	opt	koz
Underground
Smith	955.9	0.206	197.3	1,100.7	0.217	238.4	2,056.65	0.212	435.7
SSX	598.5	0.192	115.1	682.4	0.189	129.2	1,280.9	0.191	244.4
West Mahala	23.5	0.214	5.0	175.9	0.185	32.5	199.3	0.188	37.5
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.5
Starvation	6.	0.271	1.6	337.4	0.265	89.3	343.4	0.265	90.9
Murray	106.0	0.213	22.5	306.4	0.224	68.6	412.4	0.221	91.1
Subtotal UG	1,709.6	0.202	346.1	2,752.1	0.214	588.9	4,461.7	0.210	935.0
Open Pit
Burns Basin	45.7	0.093	4.2	303.1	0.076	23.0	348.8	0.078	27.2
Mill Creek	3.2	0.089	0.3	182.9	0.090	16.5	186.0	0.090	16.8
Saval	36.9	0.172	6.3	108.1	0.065	7.0	144.9	0.092	13.4
Wright Window	4.9	0.175	0.9	108.0	0.093	10.0	112.9	0.096	10.9
Subtotal OP	90.6	0.129	11.7	702.0	0.080	56.5	792.6	0.086	68.2
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7
Total	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2011. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating, and the Murray Mine operated from 1994 to 2006. Starvation and Saval are both proposed new mines.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the outlined parameters. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed while minimizing the amount of diluting material included.

The stope average grade must exceed the minimum breakeven cutoff grade after the application of 5% mining losses and 10% dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, will it be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The cut off grades for underground reserves were determined using a gold price of $1,275 per ounce and the mining, haulage, processing and administrative costs. Process recoveries are grade dependent and vary between 75 and 90%.

Included in the reserve are 184 koz. located below the local water table. These include all of the West Mahala reserves, the reserves at Murray below the 6100 foot elevation, Smith Mine Zones 2, 3 and 4 reserves below the 6,600 foot elevation and the Smith East Zone 9 reserves below the 6,300 foot elevation. The company plans to dewater these reserves by drilling wells from the surface into targeted ground water compartments. This water will either be used in the process or treated and discharged to a rapid infiltration basin. Engineering of the dewatering system is ongoing and the permitting process will be initiated in 2012. The Reserves Life of Mine Plan includes capital spending and schedule allowances for the dewatering operations.

Open pit reserves are contained in four different Mining Areas. These are, in decreasing order of reserves, Burns Basin, Mill Creek, Saval and Wright Window. Open pit reserves were estimated by creating a Lerch Grossman optimized $1,275 per ounce pit shell using only measured and indicated blocks. The resultant pit only mines those measured and indicated blocks which will provide a positive value when including the cost of mining all the overlying waste blocks.

Using the optimized pit shell as a guide a final engineered pit was designed with haulage ramps and catch berms. If, after the application of mining recovery and dilution factors, the final pit has positive economic value then the measured and indicated blocks contained inside the pit design that are greater than the cutoffs grades can be considered proven and probable reserves.

The open pits included in the reserve estimation are of limited size and scope. Three of the four are also located in areas previously mined by open pits and none of them will require dewatering. The combination of these factors will allow timely receipt regulatory approvals.

Recent operating results, including production costs, of the Jerritt Canyon mines are presented in this section. In addition, geotechnical parameters, mining methods, ore control, stockpile resources and reserve reconciliation are presented in this section.

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.8 million ounces of gold have been produced up to year-end 2011. The Jerritt Canyon mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada. Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. The Murray underground mine was closed in 2006 and the MCE underground mine in 2004.

Recent operating results, including production costs, of the Jerritt Canyon mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling nearly 0.37 million tons during 2011 and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2010 and 2011, are given below and represent ore materials processed through the mill on a dry ton basis.

The full processing plant has the capability of treating approximately 6,000 tons/day (125 tph for each roaster). The historical processing capacity rate of 4,320 tpd (90tph for each roaster) was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from the underground mines simply because the total mine output cannot attain this daily rate. In mid-2007 Queenstake amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont, which would supplement mined ores feeding the roasters and thereby reduce certain unit operating costs.

The plant processed a total of 628,418 tons in 2011 and operated for 339 total days to achieve an average processing rate of 1,853 tons/day for the year. Gold produced in 2011 from all sources was 76,585 ounces (recovered) from 628,418 tons of processed ore and purchased material at a metallurgical recovery that averaged 85.8% . The Smith underground mine reported production of 269,795 tons of ore containing 46,971 ounces of Au. The daily average ore production rate from the Smith Mine in the fourth quarter of 2011 was approximately 1,169 tons. Underground mining at the SSX-Steer mine Complex started in early October of 2011 and averaged approximately 150 tons of ore per day in the fourth quarter of 2011. Ore production at SSX-Steer is planned to increase to 1,250 tons per day by the second quarter of 2012. A total of 95,351 tons of Jerritt stockpile material containing 7,182 oz of Au was processed through the mill in 2011.

The plant processed a total of 599,555 dry tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2% . For 2010, the Smith underground mine reported production of 176,409 dry tons of ore containing 29,278 ounces of Au, along with 186,650 waste tons. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3% .

The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shut down and other mill shut downs in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by VG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several “stop” orders received from the NDEP.

Newmont ores continued to be purchased and processed by Queenstake in 2011. In 2011, Queenstake processed 254,221 dry tons containing 33,968 ounces. Ore purchasing contracts with Newmont were made in 2010. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010. During 2008 and 2010, Queenstake processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

A scheduled mill shut down is planned for at least three weeks in January in 2012 for maintenance and also to replace and move the ore dryer to the front end of the circuit. Instead of drying ore after secondary crushing, the new ore dryer will dry ore after primary crushing which will increase the drying efficiency. The new dryer will also be sized larger to handle more ore. In addition, the material handling (conveyors) after the secondary crusher will also be re-arranged and optimized during the planned mill shut down. Other planned modifications to the processing facilities will include a change-out of the Merrill-Crowe precipitation circuit with an electrowinning circuit, replacement of a quench tank, and improvements to the oxygen plant.

Underground Mining at Jerritt Canyon consists of two primary mining methods, longhole open stoping with delayed backfill and modified drift and fill. The preferred sequence for longhole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. These methods have been employed successfully at Jerritt Canyon since 1993.

The stope development drifts for longhole open stoping and for drift and fill are typically from 15 to 20 feet high and 15 to 25 feet in width depending on the ground conditions and geometry of the ore. The excavations are created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle are fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for longhole stopes are spaced with a minimum back to sill separation of 25 feet vertically. This vertical separation can be increased to as much as 100 feet if the geometry of the deposit will allow. Once the top and bottom stope development drift is completed the intervening ore will be drilled with a mechanized production drill using 2 ¾ inch to 4 in diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit. Remote operation allows the operator to stay at a safe location under bolted ground at all times.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is a cemented rock fill which contains from 4 to 8% cement and will have unconfined compression strengths of 400 to 600 pounds per square inch (psi). The backfill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

If the vertical thickness of the ore is not great enough to allow long hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill or of the access drift. During breasting the footwall can be ramped at up to a -25% gradient to allow LHD access. The height of the breast can reach up to 40 feet. Upon completion of the stope it will be backfilled similar to a longhole stope.

Any underground mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton. All of the underground reserves have also been adjusted to include a mining recovery factor of 95%.

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 15 feet wide by 15 feet high to accommodate 30 ton haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary form -15% to +15%. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

Capital development rates will be as much as 9,800 feet per year at SSX and 8,900 feet per year at Smith in order to achieve the planned ore production levels.

The Hanson Creek host rock at Jerritt Canyon has a fair to poor classification with RMR values typically in the 30 — 40 range. These conditions are managed by limiting the span or hydraulic radius of open excavations through the use of cemented backfill. And by applying the ground support materials mentioned above. On occasion geologic structures are encountered with adverse orientations to the mine workings. These are controlled with the application of the additional ground support materials. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

Underground Mining at Jerritt Canyon relies heavily on diesel equipment to extract the ores. This requires large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust.

A portion of the reserves and resources located in the Smith and SSX/West Mahala areas are located below local ground water table and will require dewatering. Dewatering will be accomplished by means of high capacity production wells drilled from the surface and targeted into specific compartmentalized ground water horizons. Each well can have a capacity of up to 500 gallons per minute. Discharge from the wells will be used to provide the 700 gallons per minute of process makeup water required or will be treated and disposed of in a rapid infiltration basin. Water treatment will be required to maintain allowed levels of arsenic, antimony and total dissolved solids.

Two wells are budgeted to be completed in 2012 and will be initially used to test the ground water response to pumping and provide additional water quality data for detailed engineering of the water treatment plant and rapid infiltration basin. Additional wells will be completed as mining progresses into each of the areas requiring dewatering.

Dewatering will also be required at the Murray Mine. During its operation the Murray mine was dewatered through a series of small underground wells drilled to target specific water bearing structures. This water did not require treatment and was pumped to 3 injection wells located below the Alchem pit for disposal. The system remains in place and will be rehabilitated with the reopening of the Murray Mine.

The Life of Mine Reserves Plan contains $36M in capital for the design and construction of the dewatering facilities. Production from the areas requiring dewatering is not scheduled to begin until mid-2014. Engineering of these facilities is underway and permitting will commence in 2012 and is not expected to delay mining.

Open pit methods will be used to extract some of the reserves at Jerritt Canyon. Three of these areas, Burns Basin, Mill Creek and Saval were mined previously by open pit methods. The fourth area, Wright Window, has not been the site of any previous mining activity. Open pit mining will provide between 100,000 and 350,000 tons of ore per year beginning in 2013. Stripping ratios will vary from a low of 2:1 at Wright Window to a high of 17:1 at Saval.

The open pits will be conventional drill, blast, load and haul operations utilizing 10 to 15 cubic yard loaders and 100 — 150 ton haul trucks. The pits will be worked in 20 foot benches with the ore and waste delineated using blast hole assays. It is anticipated that all open pit mining will be performed by a qualified contractor. Operating and capital costs in the Life of Mine Plan have been adjusted accordingly.

Previous open pit mining allowed for a 55 — 65 degree bench face angle and a 45 degree inter-ramp slope angle. These operations resulted in stable pit slopes that remain intact over 10 years following the cessation of mining activity in these areas. Similar allowances have been made in the planned reserve pits.

Mining recovery and dilution factors of 95% and 5% have been applied to all open pit reserves. The diluting material is assumed to be waste with no recoverable gold values. These factors are within acceptable industry limits.

Waste Rock will be disposed of in waste rock storage facilities adjacent to the pits, or will be backfilled into previously mined pits. The limited size and scope of the open pits and proximity to previous mining activity does not present any permitting or environmental issues that could delay or prevent exploitation of open pit reserves and resources.

Muck from each round is hauled from the portal and piled in discreet windrows at the muck laydown area of each mine. Miners label each pile with a lath including heading, date, and shift. Three samples are collected per round. An ore control technician will walk around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging is tied to the lath to indicate the pile has been sampled. Bags are hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab.

Assay results are issued 24 to 72 hours later. The Geologist or Engineer marks the piles ore or waste by painting the lath orange for ore or blue for waste. Once a pile has been marked ore or waste, it is hauled to its corresponding destination.

Stockpile materials are mined with 50- or 150-ton haul trucks and a front-end loader. Muck material to be mined has previously been assayed for grade control and is typically flagged in the field as ore or waste. Stockpile ore is delivered to the ROM whereas waste is delivered to a local waste dump.

The various stockpiles at Jerritt Canyon are categorized based on their spatial distance to the mill. The Remote Stockpile consists of numerous individual stockpiles that reside proximal to their original mined source. These stockpiles are located at varied distances distal to the mill. Prior to Year-End 2009 these stockpiles were inventoried by physical survey then subsequently reconciled to the Year-End 2007 (NI 43-101) stockpile resource. This reconciliation formed the basis for the reported Year-End 2010 reserves/resources.

The Mill Stockpile (a.k.a. ROM) consists of numerous individual stockpiles located proximal to the primary crusher facility at the mill. Ores derived from various sources (including the remote stockpiles) are delivered to the ROM prior to processing thru the mill. All ROM deliveries are segregated by source.

ROM stockpiles are inventoried on a monthly basis via physical survey conducted by the mine Engineering Department. This inventory provides the baseline for the monthly mine/mill reconciliation and subsequent reserve/resource depletions.

Jerritt Canyon Stockpile Reserve/Resource Summary

	Year-End 2010			Year-End 2011			Net Depletions
Stockpile	Tons	Ounces (Au)	Grade (opt)	Tons	Ounces (Au)	Grade (opt)	Tons	Ounces (Au)	Grade (opt)
Remote	745,570	54,072	0.073	622,621	40,678	0.065
Mill	143,555	18,021	0.125	180,012	16,990	0.094
TOTAL	889,425	72,093	0.081	802,603	57,668	0.072	86,792	14,425	0.166

Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

•                  Raw assay reports from Jerritt lab

•                  Certified assay results from outside laboratory

•                  Compilations of sample assays in spreadsheet format from staff: Paul Noland (Chief Geologist, 2009), William Hofer (Chief Geologist, 2010- current), John Vipham (Staff Surveyor).

The datasets provided were reviewed for chain of custody from 2009 analysis performed by Paul Noland to current analysis by William Hofer, including additions and editing by John Vipham. The sample results were reviewed for accuracy by comparing assay reports with subsequent eras of compilation spreadsheets between 2009 and December 2011. Some of the initial stockpile samples from 2009 were sent to ALS Chemex lab. Otherwise, all the samples were assayed on-site at the Jerritt lab and continue to be so.

In 2010, a regular sampling program had been initiated for remote stockpiles from which an estimate of the potential for inclusion in site resources is referenced. Of the total assay population used in the stockpile compilations, 22 percent were matched to corresponding records in previous compilations and traced to original assay certificates. This is an acceptable representative population of stockpile assay results.

There is excellent correlation between lab results and corresponding compilation spreadsheets (100%). The chain of custody between sequential copies of stockpile assay assessment is also 100% accurate. Based on excellent correlation between subsequent compilations and assay-checks the Jerritt Canyon Ore Stockpile compilations are considered accurate by the primary author.

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

•                  Primary crushing;

•                  Secondary crushing;

•                  Fine ore drying;

•                  Tertiary crushing;

•                  Dry grinding;

•                  Roasting;

•                  Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;

•                  Carbon stripping;

•                  Carbon reactivation;

•                  Electro-winning,

•                  Merrill-Crowe process using zinc cementation of gold and silver;

•                  Precipitate refining;

•                  Oxygen plant;

•                  Water evaporation pond; and

•                  Tailing impoundment.

As part of the Consent Decree Agreement noted above, the Jerritt Canyon processing plant is currently under a production restriction of 180tph through its two roasters. Stack tests are being done on a periodic basis to make sure that Queenstake adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

The Smith underground mine is currently the primary local mine source feeding the mill with approximately 1000 ore tons per day in March 2012. Targeted ore production from Smith is 1,250 tons per day starting in April 2012. Approximately 325 tons per day of ore from the SSX-Steer mine was mined in March 2012. It is expected that SSX-Steer ore production will ramp up to 1,200 tons per day by May 2012. The Jerritt Canyon ore stockpiles are another major mill feed source at the site. A total of 5,848 tons of remote stockpile material was fed to the mill in March 2012

Ore production from the Starvation Canyon mine will commence in 2013 at a targeted rate of 300 to 500 ore tons per day. Other potential sources of mill feed include those from Newmont at their Carlin mining operations located approximately 21 miles west of Elko, Nevada, and other nearby mines owned by various companies in the region which are currently being assessed for potential business opportunities by the Queenstake and VG staff to help feed the Jerritt Canyon mill. The LoM plan is targeting mill through put of 4,110 tpd. Current production through the mill as of the end of March 2012 is approximately 38,540 tons.

The mill was shut down to complete a winterization and refurbishment program from January 6, 2012 to January 27, 2012. During the shutdown period the following items were addressed:

•	constructing a new drying facility;

•	reconfiguring the conveying system in fine crushing;

•	the old dryer was replaced with a new ore dryer closer to the front end of the circuit which includes its own mercury scrubbing system;

•	installation of a new Distributed Control System (“DCS”) for the entire plant;

•	installation of a new quench tank for the East Roaster which is one of the final requirements for compliance with the Consent Decree;

•	realignment of the crushing conveyors;

•	rebuild of the thickener rakes;

•	rebuild of the OSEPA particle-sizing system;

•	replacement of the pinion on the ball mill;

•	replacement of the feed-end of the ball mill;

•	replacement of portions of the dust-control ventilation system;

•	replacement of air-slides feeding the roasters;

•	clean-out of the roasters and some refractory repair;

•	replacement and repair of the fine ore bin conveyor and belt;

•	rebuild of the CIL carbon screens;

•	replacement of the retort and furnace in the refinery;

•	the Merrill-Crowe precipitation circuit was replaced with an electrowinning circuit; and

•	replacement of some key components in the oxygen plant.

The new ore dryer has been placed before the screens and chutes of the secondary cone crusher. The old ore dryer has been eliminated from the processing facility and used to be located after the secondary and tertiary crusher, which allowed wet ore to freeze and result in handling problems. These ore handling problems have now been eliminated with the new ore dryer configuration and are expected to help maintain more consistent ore production throughout the year and through the winter months.

Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012. The remaining portions of the winterization and refurbishment program were commissioned on February 1, 2012. The mercury scrubbing system associated with the roasting circuit was commissioned in November 2009.

The wet milling facilities are currently not in use but include two lines with each containing one 800HP SAG Mill and a 700 HP Ball Mill with a capacity of approximately 1,450 tons/day. The existing wet mill therefore contains a maximum feed capacity for approximately 3,000 t/d. The Jerritt Geology and Mining groups are targeting ores from previously mined open pits and/or new on-site open pit resources within the Jerritt Canyon Property that will be considered for processed using the existing wet milling facilities.

For 2011 the gold recovery averaged 85.8% of contained metal delivered to the process plant. The Au recovery for 2011 was 85.8 percent which is lower than previous years listed. It is believed that the lower 2011 Au recoveries are related to equipment issues in the CIL circuit which reduced leaching retention time and thus Au recovery. Future Au recovery for 2012 is forecast at 89% based on the equipment upgrades made in the early 2012 mill shutdown. Recent Au recovery for March 2012 was approximately 88.4 percent. The Au recovery for 2010 and 2007 was the same at 88.2 percent. The lower Au recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The authors consider these figures acceptable, given the deposit characteristics and the method of extraction.

The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and “lost” ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

In March 2006, an agreement was reached between Queenstake and Newmont USA Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows deliveries of Newmont ore to continue until December 31, 2011 with no specified quantities dictated in this agreement.

Queenstake forecasts 2012 gold production to be approximately 195,951 ounces from 1,504,000 ktons of total ore feed. The average gold recovery is forecast to be 87.7% for 2012.

Since open pit mine production is being proposed at Burns Basin and Saval and other sites that contain lower gold grades than current underground ore head grades, the open pit mine models have used a historic Au recovery equation for roast ores (Type II ore) that was previously used in historic Jerritt open pit ore reserve estimates (Birak and Cole; 1990). The linear Au recovery equation is listed below:

•                  Au recovery = 0.9042x +0.75169 with a cutoff grade of 0.053 opt Au.

This equation calculates a 90 percent recovery at 0.164 opt Au head grade. In addition, this recovery equation was calculated using the tons and grade reported at the fine crushing plant.

The Qualified Persons consider the projected production and cost estimates achievable, especially with the continued increasing underground ore production from the SSX-Steer mine complex, and the expected startup for the Starvation Canyon underground mine at the end of the 3rd Quarter of 2012.

Market Studies and Contracts

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Gold prices have increased every year since 2002 and reached record levels in September 2011 when the monthly average price was $1,756 per ounce. The lowest monthly average price during the past year was recorded in January at $1,356 per ounce. Gold prices ended the year at $1,652 per ounce. At the end of 2011 the 36 month trailing average price reached $1,275 per ounce while the 24 month trailing averaged reached $1,400.

Markets for doré are readily available. Jerritt Canyon ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

Jerritt Canyon has operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November, 2009, Small Mine Development (SMD) is under contract to perform mining operations at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first.

The company has entered into two gold loan agreements with Duetsche Bank. The first in August 2011 and the second in February 2012 to secure the capital funding necessary for the Construction of Tailings Storage Facility 2, replacing the ore dryer, purchasing mining equipment and other capital projects. The terms of these agreements have been incorporated into the financial model used for the evaluation of reserves.

In March 2006, an agreement was reached between Queenstake and Newmont whereby a minimum of 500,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010).

New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows additional ore deliveries (at no specified quantities) of Newmont ore until December 31, 2011. The Jerritt processing plan does not include any ore purchased from Newmont.

The primary author, Mark Odell, finds the terms of the aforementioned contracts to be within industry standards.

Queenstake has financed the Jerritt Canyon Operations’ reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early September 2011, the surety provided to government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1.

The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$36,407,843.

Permitting activities with the State of Nevada to advance the Starvation Canyon project to an underground mine project have been completed. The Nevada Highway Department may need to be notified because Starvation Canyon ores are planned to be hauled on State Highways to the Jerritt Canyon Processing Facility.

Environmental management systems are in place and there are qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The surety costs for the agency bond for publically-owned lands are calculated under the U.S. Forest Service bonding guidelines and the surety costs for privately-owned lands are calculated under the requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. Queenstake has a policy with the Chartis to fund the closure and reclamation costs, and that policy, with additional cash in a money market account, provides the collateral for the surety that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

•                  Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and re-vegetated. Most open pits exist in a near-reclaimed state.

•                  Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.

•                  Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and re-vegetated.

•                  Haul roads and access roads not included in the USFS Travel Management Plan will be re-graded to conform to the original ground contours and re-vegetated. Haul roads that may be left partially reclaimed and permanently open will likely require some level of reclamation to reduce overall road width.

•                  Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

•                  TSF-1 will be closed with the construction of a working platform of rock from the spent heap leach and from the DASH East RDA. The working platform will provide the location of forced evaporation of the free surface water and groundwater seepage from TSF-1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF-1 is closed and seepage ceases.

•                  Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF-1.

•                  Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and re- vegetated.

•                  Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine progresses closer to closure, the overall detail of the closure plan may require refinement.

Capital and Operating Costs

Jerritt Canyon is forecasting an expenditure of $183 million over the coming four and one half year period for mine-related capital items. Underground mine development is the largest capital requirement and accounts for $99.7M of total capital spending. Mining and processing facilities total $53.9M and include $36M for dewatering wells, treatment plant and disposal systems and $12.1M for the completion of Tailings Storage Facility 2. Mining equipment and sustaining capital total $29.2M.

Actual operating costs for 2011 were reviewed and form the basis of the processing and administrative cost projections. Processing costs were categorized as variable if it is a function of process throughput or fixed if it is independent of process throughput. Additionally some cost accounts will see an improvement in efficiency with the completion of the plant upgrades and also achieving planned processing rates. As a result of this analysis a linear function relating throughput to processing cost was developed.

Processing Cost US $/Ton= 15.55 + 21,259,000 I tons processed per annum.

An annual plant processing rate of 1,500,000 tons per year yields a unit processing cost of $29.72 / ton. All administrative costs were classified as fixed and totaled $12,515,000 in 2011. At the planned 1.5M tons/year rate this equates to $8.35/ ore ton. For 2011 off site refining charges averaged $0.40/oz. of recovered gold.

The company began using its own crews and equipment for underground mining late in 2011 and does not have sufficient cost history to permit the use of actual cost projections. Practical Mining estimated the underground mining costs using local labor rates and consumable costs and applied these to the cutoff grade calculations and financial modeling. Variations occur in mining costs between the different underground mines is the result of varying proportions of stoping, ore development drifting, backfill volumes, expensed waste drifting and dewatering requirements.

The contract with Small Mine Development will expire in 2012. Costs for the Smith Mine assume that a new contract will be negotiated with costs similar to existing contract. Open pit mining costs are based on similar operations and include a premium for employing a contractor to exploit the open pit reserves. The base price for open pit mining is $2.75/ton mined. Finally ore haulage costs to the process facility were estimated for each deposit using the total haulage distance and grade profile.

In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 89.1 % over the 4 ½ year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges and royalties

Incremental cutoff grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cut-off grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Incremental Cut-off grade	=	Remaining Production Costs
(Gold Price – Deducts) x Process Recovery

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan includes an assessment using proven and probable reserves only.

The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis. The Smith and SSX mines are both planned to produce 1250 ore tons per day with the Smith mine producing over the entire 4.5 year mine life. The other mines and stockpiles are scheduled to provide the balance of 1.5M tons per year of ore to the process facility.

The Jerritt Canyon Mine has a positive cash flow in all years except 2013 which has an increase in capital spending. Since the cash flow is positive in the first year of the plan the internal rate of return is not defined. Other Statistics indicate robust economics at the reserve gold price of $1,275/ounce. The average gold sales price net of the gold loans is $1,097 per ounce.

The gold loans entered into in 2011 and 2012 with Deutsche Bank require repayments to follow a specified schedule. When the gold is delivered, Queenstake will receive the market price less $850 per ounce. The reduction in revenues is reflected as an adjustment to revenue when the gold is delivered to Deutsche Bank. In the financial evaluation the market price is assumed to be the three year trailing average gold price of $1,275 per ounce.

Queenstake Resources has previous year tax losses to apply against future federal tax liabilities. These losses will be exhausted by year end 2013. Federal taxes are calculated at the 35% US corporate tax rate. The 5% Nevada Net Proceeds tax is included in G&A costs. Payroll, employment taxes and sales taxes are included with labor and supplies costs.

A 12% decrease in gold prices will result in a NPV of zero. However the project is less sensitive to variations in operating or capital costs.

Current and Planned Activities

Queenstake has signed an agreement in early 2011 to purchase ore from Newmont that will allow Queenstake to utilize the full capacity of the mill. As the process improvements take effect and the mill capacity exceeds the supply of ores from Jerritt Canyon, processing of Newmont ore will provide additional revenues and lower the overall unit cost for processing and administration.

Queenstake will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon’s resources to reserves. In particular, significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and the continued rise in gold prices above the $1,275 three year trailing average. A significant amount of the future drilling will be targeting these open-pit opportunities.

As underground mining develops new resources and reserves favorable drill platforms are created to explore for and delineate additional resources that that were previously cost prohibitive or unreachable from the existing drill platforms. The reopening of the Murray Mine and subsequent development of new reserves to the west will provide such a platform to explore a potential area extending 2000 feet along strike that has seen little exploration activity.

RISK FACTORS

An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of Securities to lose part or all of their investment. Before deciding to invest in any Securities, investors should consider carefully the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

VG’s indebtedness and the conditions and restrictive covenants imposed on the Company by various financing agreements could materially and adversely affect the Company’s business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 187,192 ounces as of October 30, 2012 over specified periods of time in consideration for gross cash payments from the lenders. The Company’s ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company’s future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company’s control.

In addition, the Company’s forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders’ consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

Changes in the market price of gold and other precious metals, which in the past have fluctuated widely, affect the financial condition of VG.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other precious metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•                  global or regional consumption patterns;

•                  expectations with respect to the rate of inflation;

•                  the relative strength of the U.S. dollar and certain other currencies;

•                  interest rates;

•                  global or regional political or economic conditions, including interest rates and currency values;

•                  supply and demand for jewellery and industrial products containing metals; and

•                  sales by central banks and other holders, speculators and producers of metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other precious metals could affect the Company’s ability to finance its mineral projects. There can be no assurance that the market price of gold and other precious metals will remain at current levels or that such prices will improve. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased production from mines developed or expanded as a result of current metal price levels.

Operating costs and production are subject to a number of external factors that could impact the sustainability of the Jerritt Canyon mining operations.

The cost of gold production may be impacted by numerous variables including ore grade and gold recovery, backfill and development required, fuel and consumable costs, labour and benefit cost, equipment operating and maintenance costs, and numerous other factors.

Production risk factors may include poor gold recovery, unavailability of skilled labour and management, labour issues with the existing workforce, availability of mining equipment, availability of consumables used in mining, mine pan implementation, weather, governmental regulations and other operating factors.

The figures for VG’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Prospectus and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•                  these estimates will be accurate;

•                  reserve, resource or other mineralization figures will be accurate; or

•                  this mineralization could be mined or processed profitably.

Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined or processed profitably.

The resource and reserve estimates contained in this Prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on VG’s results of operations or financial condition.

The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operation and financial condition.

VG’s ability to continue its production and exploration activities, and to continue as a going concern, will depend in part on its ability to continue production and generate material revenues or to obtain suitable financing.

VG has limited financial resources. In the future, the Company’s ability to continue its production and exploration activities, if any, will depend in part on the Company’s ability to continue production and generate material revenues or to obtain suitable financing. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue these activities.

There can be no assurance that the Company will continue production at its Jerritt Canyon Mine or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

VG is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

The Company’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

VG will need to raise additional capital to support its continuing operations. The Company can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Company, or at all. If the Company is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Company does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Company may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Company or issuing additional equity securities. If the Company experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

General economic conditions may adversely affect the Company’s growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and ability to finance. Specifically:

•                  the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•                  the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;

•                  negative economic pressures could adversely impact demand for the Company’s production;

•                  construction related costs could increase and adversely affect the economics of any of the Company’s projects;

•                  volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

•                  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Significant uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this Prospectus cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty relating to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute measured and indicated resources as a result of continued exploration. See “Cautionary Note to United States Investors”.

Mining is inherently dangerous and subject to conditions or events beyond VG’s control, which could have a material adverse effect on VG’s business.

Mining involves various types of risks and hazards, including:

•                  environmental hazards;

•                  industrial accidents;

•                  metallurgical and other processing problems;

•                  unusual or unexpected rock formations;

•                  structural cave-ins or slides;

•                  flooding;

•                  fires;

•                  power outages;

•                  labour disruptions;

•                  explosions;

•                  landslides and avalanches;

•                  mechanical equipment and facility performance problems;

•                  availability of materials and equipment;

•                  metals losses; and

•                  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

VG is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of the Company.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Company currently maintains a limited amount of liability insurance. Although the Company may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. VG may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

VG requires various permits to conduct its current and anticipated future operations, and delays or failures in renewing such permits, or a failure to comply with the terms of any such permits that VG has obtained, could have a material adverse impact on VG.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the various projects. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process and (ii) significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the projects.

The Company is subject to significant regulation from various governmental authorities and failure to comply with their requirements may result in increased cost or an interruption in the Company’s operations.

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•                  management of natural resources;

•                  exploration and development of mines, production and post-closure reclamation;

•                  exports;

•                  price controls;

•                  taxation and mining royalties;

•                  regulations concerning business dealings with native groups;

•                  labor standards and occupational health and safety, including mine safety; and

•                  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

VG has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•                  treat ground and surface water to drinking water standards;

•                  control dispersion of potentially deleterious effluents; and

•                  reasonably re-establish pre-disturbance land forms and vegetation.

Financial resources spent on reclamation might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities. There can be no assurance that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to VG’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditure relating to the property.

VG currently relies on a limited number of properties.

The principal property interests of the Company are currently its interest in the properties known as the Jerritt Canyon gold mine in Nevada and the Ketza River and Silver Valley Properties in the Yukon Territory. As a result, unless the Company acquires additional property interests, any adverse developments affecting those properties could have a material adverse effect upon the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

The Company’s issuance of debt may impair its ability to take advantage of future business opportunities.

The Company may enter into transactions to acquire assets or the shares of other corporations which may be financed partially or wholly with debt, which may increase its debt levels above industry standards. The Company’s articles do not limit the amount of indebtedness that it can incur. The level of the Company’s indebtedness could impair its ability to obtain additional financing in the future to take advantage of business opportunities that may arise.

VG may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

Increased competition could adversely affect VG’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

VG may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage VG’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

There can be no assurance that VG will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

VG’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•                  establish ore reserves through drilling and metallurgical and other testing techniques;

•                  determine metal content and metallurgical recovery processes to extract metal from the ore; and

•                  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Some of the directors have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Global climate change is an international concern, and could impact the Company’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Company would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of mining projects and increase operating costs.

Adverse publicity from non-governmental organizations could have a material adverse effect on the Company.

There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. While the Company seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or the Company’s operations specifically, could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates.

VG may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

Acquiring, holding or disposing of VG’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Prospectus. In particular, potential investors that are U.S. taxpayers should be aware that the Company may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of Common Shares and/or rights to acquire Common Shares and any excess distributions paid on the Common Shares and/or rights to acquire Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares and/or rights to acquire Common Shares and any excess distributions paid on the Common Shares and/or rights to acquire Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares and/or rights to acquire Common Shares. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “Certain U.S. Federal Income Tax Consequences.”

Investors should consult their own tax advisors as to the tax consequences of an investment in VG.

VG is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and certain of the Company’s directors and officers and experts named in this Prospectus are residents of Canada and Switzerland. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Risks Related to the Securities

Except as otherwise disclosed in a Prospectus Supplement for any particular issuance of Securities, the following risk factors apply with respect to the Securities, as applicable.

There is no market for certain of the Securities.

There is no market through which the Units, Debt Securities, Warrants or Subscription Receipts may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•                  changes in the overall market for those securities;

•                  changes in the Company’s financial performance or prospects;

•                  changes or perceived changes in the Company’s creditworthiness;

•                  the prospects for companies in the industry generally;

•                  the number of holders of those securities;

•                  the interest of securities dealers in making a market for those securities; and

•                  prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Shares of the Company may be adversely affected by the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving “penny stocks.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange that has a market price of less than US$5.00 per share. VG’s shares are expected to be deemed penny stock for the purposes of the U.S. Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Future sales or issuances of equity securities could decrease the value of any existing equity securities and warrants, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company has a large number of authorized but unissued equity securities. The Company cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the equity securities and warrants. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the equity securities and warrants. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

The Company’s common shares are subject to various factors that have historically made share prices volatile.

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: the Company’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to press releases, material change reports, other public announcements and filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of shares to be publicly traded after any equity offering; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

The market price of the common shares may be affected by many other variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments.

The Company does not intend to pay any cash dividends in the foreseeable future.

The Company has not declared or paid any dividends on its common shares. It intends to retain future earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

USE OF PROCEEDS

Specific information about the use of proceeds from the specific issuance of any Securities will be set forth in the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE

The following consolidated financial earnings coverage figures and ratios are calculated for the 12 months ended June 30, 2012 and year ended December 31, 2011 and give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since that date. The earnings coverage deficiencies and earnings coverage ratios, and the amount of earnings and interest expense set forth below do not purport to be indicative of earnings coverage deficiencies or ratios for any further periods. The deficiency figures and coverage ratios have been calculated based on IFRS. These coverage deficiencies, coverage ratios, earnings, or interest expenses do not give effect to the issuance of any Debt Securities that may be issued pursuant to any Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

	Year Ended	12 Months Ended
	December 31, 2011	June 30, 2012
	($ amounts in millions)	($ amounts in millions)
Earnings coverage (deficiency)(1)	$14.3	$(43.9)
Earning coverage ratio	3.3	(28.7)

Notes:

(1)                                 Earnings coverage (deficiency) is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income after the unrealised loss on derivatives and before interest expense and income taxes divided by interest expense on all debt.

The Company’s interest expense amounted to approximately $6.1 million for the year ended December 31, 2011 and $1.5 million for the twelve months ended June 30, 2012. The Company’s income (loss) before interest expense and income tax for the year ended December 31, 2011 was approximately $20.5 million and for the twelve months ended June 30, 2012 was approximately ($42.4) million, which results in an earnings coverage ratio of 3.3 for the year ended December 31, 2011 and (28.7) million for the twelve months ended June 30, 2012.

The Company had outstanding at June 30, 2012 a convertible debt instrument which is accounted for as a split instrument, partially as a liability and partially as an equity instrument. The following earnings coverage (deficiency) and earnings coverage ratios have been calculated as if the convertible debt had been accounted for entirely as debt for the following noted periods.

	Year Ended	12 Months Ended
	December 31, 2011	June 30, 2012
	($ amounts in millions)	($ amounts in millions)
Earnings coverage (deficiency)(1)	$14.3	$(42.8)
Earning coverage ratio	3.3	(28.1)

Notes:

(1)                                 Earnings coverage (deficiency) is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income before interest expense and income taxes divided by interest expense on all debt with interest expense and net income calculated as if the Company’s convertible debt instrument was accounted for entirely as debt.

If the Company’s convertible debt instrument was accounted entirely as debt, the Company’s interest expense would have amounted to approximately $6.1 million for the year ended December 31, 2011 and $1.5 million for the twelve months ended June 30, 2012. The Company’s income (loss) before interest expense and income tax for the year ended December 31, 2011 would have been approximately $20.5 million and for the twelve months ended June 30, 2012 would have been approximately ($41.3) million, which results in an earnings coverage ratio of 3.3 for the year ended December 31, 2011 and (28.1) million for the twelve months ended June 30, 2012.

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

The following represents VG’s share capital as at June 30, 2012 and as of October 30, 2012. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference into this Prospectus.

Designation of Shares	Authorized	Outstanding as at June 30, 2012	Outstanding as at October 30, 2012
Common Shares	Unlimited	995,418,336	99,756,886(1)(2)

(1)                                 Since June 30, 2012, on a post-consolidation basis, VG has issued an aggregate of 215,288 Common Shares, including 15,000 Common Shares issued pursuant to the exercise of stock options granted under its stock option plan, 133,332 Common Shares issued in connection with the closing of the first and second tranches of a convertible debenture financing and 66,956 Common Shares issued in connection with the closing of the third tranche of a convertible debenture financing. As at October 30, 2012, the Company has stock options granted under its stock option plan that may result in the issuance of 6,206,551 additional Common Shares.

(2)                               The Company’s issued and outstanding common shares is reported on a post-consolidated basis. The common shares of the Company were consolidated on a 10 for 1 basis, effective on October 11, 2012.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at October 30, 2012, the Company had 99,756,886 common shares issued and outstanding.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.

DESCRIPTION OF DEBT SECURITIES

In this section only, the term “VG” refers only to Veris Gold Corp. without any of its subsidiaries. This description sets forth certain general terms and provisions that would apply to any debt securities that VG may issue pursuant to this Prospectus. VG will provide particular terms and provisions of a series of debt securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The debt securities will be issued under an indenture (“Indenture”) to be entered into between VG as issuer and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement to this Prospectus. The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to VG’s registration statement filed with the SEC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. Wherever this section refers to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this Prospectus by reference as part of the statement made, and the statement is qualified by such reference. The term “Securities” as used under this section, refers to all securities issued under the Indenture, including the debt securities.

VG may issue debt securities and incur additional indebtedness otherwise than through the offering of any debt securities pursuant to this Prospectus.

This Prospectus and any Prospectus Supplement filed in connection herewith will not be used to qualify debt securities or to qualify securities convertible or exchangeable into such debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part by reference to one or more underlying interests including an equity or debt security, a statistical measure of economic or financial performance (such as a currency consumer price or mortgage index, or the price or volume of one or more commodities, indices or other items), or any other item or formula, or any combination or basket of the foregoing (collectively, “linked notes”). The foregoing prohibition on linked notes does not include the issuance of equity or debt securities by VG in lieu of cash payments of principal and/or interest on debt securities.

General

The Indenture does not limit the amount of Securities which VG may issue under the Indenture, and VG may issue Securities in one or more series. Securities may be denominated and payable in any currency. VG may offer no more than CDN$60,000,000 (or the equivalent in other currencies) aggregate principal amount of Securities pursuant to this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits VG, without the consent of the holders of any Securities, to increase the principal amount of any series of Securities VG has previously issued under the Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Securities offered by such Prospectus Supplement (the “Offered Securities”):

•                  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•                  the rate or rates at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will begin to accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

•                  the terms and conditions under which VG may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•                  the terms and conditions upon which VG may redeem the Offered Securities, in whole or in part, at its option;

•                  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•                  whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•                  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than US$1,000;

•                  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•                  if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which VG will make payments on the Offered Securities;

•                  the terms, if any, on which the Offered Securities may be converted or exchanged for other of VG’s Securities or securities of other entities;

•                  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•                  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

•                  holders may not tender Securities to VG for repurchase; and

•                  the rate or rates of interest on the Securities will not increase if VG becomes involved in a highly leveraged transaction or VG is acquired by another entity.

VG may issue Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, VG will offer and sell those Securities at a discount below their stated principal amount. VG will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by VG will be direct, unconditional and unsecured obligations of VG and will rank equally among themselves and with all of VG’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by VG will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of VG’s subsidiaries.

VG will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, VG will issue Securities only in fully registered form without coupons, and in denominations of US$1,000 and multiples of US$1,000. Securities may be presented for exchange and registered Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. VG may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. VG will appoint the Trustee as security registrar. Bearer Securities and the coupons applicable to bearer Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, VG will make payments on registered Securities (other than Global Securities) at the office or agency of the Trustee, except that VG may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, VG will pay any interest due on registered Securities to the persons in whose name such registered Securities are registered on the day or days specified by VG.

Registered Global Securities

Registered debt securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities will be registered in the name of a financial institution that VG selects, and the debt securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own debt securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

VG’s obligations, as well as the obligations of the Trustee and those of any third parties employed by VG or the Trustee, run only to persons who are registered as holders of debt securities. For example, once VG makes payment to the registered holder, VG has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when debt securities are issued in the form of Global Securities:

•                  the investor cannot have debt securities registered in his or her own name;

•                  the investor cannot receive physical certificates for his or her interest in the debt securities;

•                  the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•                  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•                  the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. VG and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security. VG and the Trustee also do not supervise the Depositary in any way; and

•                  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

The special situations for termination of a Global Security are:

•                  when the Depositary notifies VG that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•                  when and if VG decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not VG or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

The term “Event of Default” with respect to Securities of any series means any of the following:

(a)                   default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

(b)                   default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)                    default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d)                   default in the performance, or breach, of any other covenant or agreement of VG in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to VG by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e)                    certain events of bankruptcy, insolvency or reorganization; or

(f)                     any other Events of Default provided with respect to the Securities of that series.

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (f) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (e) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series (or of all series, as the case may be), by written notice to VG and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

No holder of a Security of any series will have any right to institute any proceedings, unless:

•                  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•                  the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•                  the Trustee has failed to institute such proceedings, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

VG will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

When VG uses the term “defeasance”, VG means discharge from some or all of its obligations under the Indenture with respect to Securities of a particular series. If VG deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Securities of a particular series, then at its option:

•                  VG will be discharged from its obligations with respect to the Securities of such series with certain exceptions, and the holders of the Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Securities and replacement of lost, stolen or mutilated Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•                  VG will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

To exercise defeasance VG also must deliver to the Trustee:

•                  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•                  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Securities of the applicable series can have occurred and VG cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow VG to be discharged from all of its obligations under the Securities of any series, VG must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

VG may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment provided, however, that VG must receive consent from the holder of each outstanding Security of such affected series to:

•                  change the stated maturity of the principal of or interest on such outstanding Security;

•                  reduce the principal amount of or interest on such outstanding Security;

•                  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•                  change the place or currency of payments on such outstanding Security;

•                  impair the right to institute suit for the enforcement of any payment on or with respect to any Security;

•                  reduce the percentage in principal amount of outstanding Securities of such series from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•                  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Securities of any series may waive VG’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of, or interest on, any Security or in respect of any item listed above.

The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, add covenants of the Company or additional Events of Default, to establish the form or terms of any Securities, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

Under the Indenture, VG will irrevocably appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York (herein after referred to as a New York Court), and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of VG’s assets, as well as the assets of a number of VG’s directors and officers, are outside the United States, any judgment obtained in the United States against VG or certain of VG’s directors or officers, including judgments with respect to the payment of principal on any Securities, may not be collectible within the United States.

VG has been informed by Blake, Cassels & Graydon LLP that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of New York Court against VG, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and VG’s Securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

•                  the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia or the federal courts of Canada (and submission by VG in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to VG’s Securities);

•                  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•                  the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of British Columbia or any applicable federal laws in Canada;

•                  no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the courts in the Province of British Columbia or the federal courts of Canada;

•                  interest payable on VG’s Securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and

•                  the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of British Columbia or federal court of Canada may only give judgment in Canadian dollars.

The Company has been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

The Trustee

The Trustee under the Indenture will be named in the applicable Prospectus Supplement.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of common shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•                  the designation and aggregate number of Equity Warrants;

•                  the price at which the Equity Warrants will be offered;

•                  the currency or currencies in which the Equity Warrants will be offered;

•                  the designation and terms of the common shares purchasable upon exercise of the Equity Warrants;

•                  the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•                  the number of common shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each Equity Warrant;

•                  the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•                  the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

•                  whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•                  material income tax consequences of owning the Equity Warrants; and

•                  any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•                  the designation and aggregate number of Debt Warrants;

•                  the price at which the Debt Warrants will be offered;

•                  the currency or currencies in which the Debt Warrants will be offered;

•                  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

•                  the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•                  the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•                  the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Securities may be purchased upon exercise of each Debt Warrant;

•                  the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•                  the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•                  whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•                  material income tax consequences of owning the Debt Warrants; and

•                  any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS

VG may issue Units, which may consist of one or more Common Shares, Warrants or any combination of Securities as is specified in the relevant Prospectus Supplement. In addition, the relevant Prospectus Supplement relating to an offering of Units will describe all material terms of any Units offered, including, as applicable:

•                  the designation and aggregate number of Units being offered;

•                  the price at which the Units will be offered;

•                  the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

•                  the date or dates, if any, on or after which the Securities comprising the Units will be transferable separately;

•                  whether it will apply to list the Units on any exchange;

•                  material income tax consequences of owning the Units, including, how the purchase price paid for the Units will be allocated among the Securities comprising the Units; and

•                  any other material terms or conditions of the Units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

VG may issue Subscription Receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription receipt Agreement”), each to be entered into between VG and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. VG will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the securities regulatory authorities in Canada and the United States after it has entered into it.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that VG may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•                  the designation and aggregate number of Subscription Receipts being offered;

•                  the price at which the Subscription Receipts will be offered;

•                  the designation, number and terms of the Common Shares, Warrants or a combination thereof to be received by the holders of Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•                  the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Common Shares, Warrants or a combination thereof;

•                  the procedures for the issuance and delivery of the Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•                  whether any payments will be made to holders of Subscription Receipts upon delivery of the

•                  Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions;

•                  the identity of the Escrow Agent;

•                  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•                  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•                  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to VG upon satisfaction of the Release Conditions;

•                  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•                  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•                  any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•                  any entitlement of VG to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•                  whether VG will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•                  whether VG will issue the Subscription Receipts as bearer securities, as registered securities or both;

•                  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other VG securities, any other reorganization, amalgamation, merger or sale of all or substantially all of VG’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•                  whether VG will apply to list the Subscription Receipts on any exchange;

•                  material income tax consequences of owning the Subscription Receipts; and

•                  any other material terms or conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of VG. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to VG (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

PRIOR SALES

VG issued the following Securities during the 12-month period prior to the date hereof:

Date of Issuance	Number of Common Shares Issued	Price per Common Share

September 6, 2011(1)	5,000	$1.65
January 23, 2012(2)	449,730	$0.125
February 2, 2012(2)	10,000	$0.125
February 9, 2012(2)	150,000	$0.125
February 10, 2012(3)	75,000	$0.15
February 21, 2012(2)	150,000	$0.125
May 23, 2012(4)	39,081,779	$0.23
May 28, 2012(5)	22,847,400	$0.30
June 15, 2012(6)	2,010,126	$0.30
July 19, 2012(6)	1,333,333	$0.30
August 10, 2012(3)	50,000	$0.15
September 4, 2012(3)	100,000	$0.15
October 11, 2012(6) (7)	66,956	$2.99

(1)         Issued in connection with a property acquisition.

(2)         Issued pursuant to the exercise of previously issued warrants of the Company.

(3)         Issued pursuant to the exercise of stock options previously granted by the Company.

(4)         Issued pursuant to a private placement.

(5)         Issued pursuant to a conversion of debt.

(6)         Issued pursuant to a convertible debenture financing.

(7)         Issued following the October 11, 2012 share consolidation.

TRADING PRICE AND VOLUME

The Common Shares of the Company are listed for trading on the TSX under the symbol “VG”. The following table sets out the market price range and trading volume of the common shares on the TSX for the periods indicated:

	Period	High CDN($)	Low CDN($)	Volume
2011	October	0.42	0.28	8,173,482
	November	0.38	0.28	9,068,878
	December	0.36	0.235	15,892,805
2012	January	0.23	0.315	28,471,073
	February	0.475	0.28	25,019,487
	March	0.40	0.305	9,754,318
	April	0.335	0.255	9,784,131
	May	0.30	0.23	7,120,159
	June	0.35	0.275	6,095,382
	July	0.35	0.30	10,153,858
	August	0.315	0.245	8,290,384
	September	0.305	0.255	10,448,877
	October 1 - 10	0.315	0.285	2,701,243
	October 11 - 30(1)	3.38	2.31	1,298,646

(1)         The common shares of the Company were consolidated on a 10 for 1 basis, effective on October 11, 2012.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers or may issue Securities in whole or in partial payment of the purchase price of assets acquired by VG or its subsidiaries. Each Prospectus Supplement will set forth the terms of the offering or issue, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to, under agreements to be entered into with the Company, indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to a requirement by the Financial Industry Regulatory Authority, Inc. or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer/agent may not be greater than eight percent (8%) of the gross proceeds received by VG for the sale of any Securities being registered pursuant to Rule 415 under the U.S. Securities Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under Income Tax Act (Canada) (the “Tax Act”) to a holder who acquires Common Shares or Warrants to acquire Common Shares (“Common Share Warrants”) as beneficial owner pursuant to the Prospectus and who, at all relevant times, for the purposes of the Tax Act, holds such Common Shares or Common Share Warrants as capital property, deals at arm’s length with the Company, is not affiliated with the Company and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not and will not use or hold or be deemed to use or hold the Common Shares or Common Share Warrants in or in the course of carrying on business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

The Common Shares and Common Share Warrants will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Common Shares or Common Share Warrants in the course of carrying on a business of trading or dealing in securities or (ii) the Non-Resident Holder has acquired the Common Shares or Common Share Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

The term “US Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention (1980) as amended, (the “Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Convention. In some circumstances, fiscally transparent entities (including limited liability companies) will be entitled to benefits under the Convention. US Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Convention, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”). No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares or Common Share Warrants should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares and Common Share Warrants, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Exercise of Common Share Warrants

Upon the exercise of a Common Share Warrant, there will be no income tax consequences for a Non-Resident Holder. When a Common Share Warrant is exercised, the Non-Resident Holder’s cost of the Common Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Common Share Warrant and the exercise price paid for the Common Share. The Non-Resident Holder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the NonResident Holder of all Common Shares held by the Non-Resident Holder as capital property immediately prior to such acquisition.

Disposition of Common Shares and Common Share Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Common Shares or Common Share Warrants, nor will capital losses arising from the disposition be recognized under the Tax Act, unless the Common Shares or Common Share Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Common Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. If the shares are then listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, the Common Shares and the Common Share Warrants generally will constitute taxable Canadian property of a Non-Resident Holder, if at any time during the 60-month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, or an interest in, or civil law right in, such property, whether or not it exists; or (iii) the Common Shares or Common Share Warrants are otherwise deemed to be taxable Canadian property.

If the Common Shares or Common Share Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such shares, may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

A Non-Resident Holder whose shares are taxable Canadian property should consult their own advisors.

Dividends on Common Shares

Under the Tax Act, dividends on shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures. US Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to (i) the acquisition, ownership and disposition of Common Shares and warrants to purchase Common Shares (“Equity Warrants”), which the Company may offer, either separately or in combination as a unit, from time to time pursuant to terms described in an applicable Prospectus Supplement; (ii) the exercise, disposition, and lapse of Equity Warrants acquired in such an offering; and (iii) the acquisition, ownership and disposition of Common Shares received on an exercise of Equity Warrants (“Warrant Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of acquisition of Common Shares or Equity Warrants pursuant to a Prospectus Supplement. Additionally, this summary does not address the U.S. federal tax consequences of acquiring, owning and disposing of the other types of securities that the Company has the ability to offer based on this Prospectus. Furthermore, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder at the time of a particular offering of Common Shares or Equity Warrants. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares and/or Equity Warrants and Warrant Shares in connection with any offering pursuant to a Prospectus Supplement.

No ruling from the U.S. Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary or proposed), U.S. court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, in effect as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, including between the date of this Prospectus and the date of any Prospectus Supplement pursuant to which a U.S. Holder acquires Common Shares and/or Equity Warrants. Additionally, any such change could be applied on a retroactive basis after a U.S. Holder has acquired Common Shares, Equity Warrants and/or Warrant Shares and could impact the U.S. federal income tax considerations described in this summary as applied to such U.S. Holder in connection with a purchase of Common Shares and/or Equity Warrants pursuant to the applicable Prospectus Supplement. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares, Equity Warrants or Warrant Shares acquired pursuant to an offering that is (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Common Shares, Equity Warrants or Warrant Shares that is neither a U.S. Holder nor a partnership. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the acquisition, ownership and disposition of Common Shares, Equity Warrants or Warrant Shares. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) relating to the acquisition, ownership, and disposition of Common Shares, Equity Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Common Shares, Equity Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position; (e) U.S. Holders that acquired Common Shares, Equity Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Common Shares, Equity Warrants or Warrant Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; or (g) U.S. Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of an offering on persons who are U.S. expatriates or former long-term residents of the United States subject to Section 877 of the Code. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors.

If an entity that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, Equity Warrants or Warrant Shares, the U.S. federal income tax consequences applicable to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares, Equity Warrants or Warrant Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. estate and gift, U.S. alternative minimum tax, or foreign tax consequences to U.S. Holders relating to the acquisition, ownership, and disposition of Common Shares, Equity Warrants and/or Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. estate and gift, U.S. federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares, Equity Warrants and/or Warrant Shares.

U.S. Federal Income Tax Consequences of Common Shares and Equity Warrants Offered as Part of a Unit

It is possible that the Company may offer Common Shares and Equity Warrants in combination to be purchased as a Unit. For U.S. federal income tax purposes, the acquisition by a U.S. Holder of such a Unit will be treated as the acquisition of an investment Unit consisting of two components: a component consisting of a Common Share or portion of such a Common Share and a component consisting of an Equity Warrant or portion of such an Equity Warrant. The purchase price for the Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder. This allocation of the purchase price for a Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Common Share and Equity Warrant components that comprise such Unit.

If the Company issues Common Shares and Equity Warrants as part of a Unit, it will inform the U.S. Holder of the portion of the Unit purchase price it intends to allocate to each component in the applicable Prospectus Supplement. However, the IRS will not be bound by the Company’s allocation of the purchase price for Units offered, and therefore, the IRS or a U.S. court may not respect the allocation provided by the Company. U.S. Holders should consult their own tax advisors regarding the allocation of the purchase price for any Units purchased.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Equity Warrants

Exercise of Equity Warrants

A U.S. Holder should not recognize gain or loss on the exercise of an Equity Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of an Equity Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Equity Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Equity Warrant. Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder’s holding period for the Warrant Share generally should begin on the day after the date on which such U.S. Holder exercised the corresponding Equity Warrant.

It is possible that under the terms of the applicable Prospectus Supplement, a U.S. Holder may be permitted to undertake a cashless exercise of an Equity Warrant into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Equity Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of an Equity Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Equity Warrants, such as whether gain or loss is recognized, if permitted under the applicable Prospectus Supplement.

Disposition of Equity Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Equity Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Equity Warrant sold or otherwise disposed of. As noted below under “Sale or Other Taxable Disposition of Common Shares and Warrant Shares”, such gain or loss generally will be treated as “U.S. source” gain or loss for purposes of the U.S. foreign tax credit calculations. Subject to the PFIC rules discussed below, any such gain or loss generally should be a capital gain or loss (provided that the Common Shares to be issued on the exercise of such Equity Warrant would have been a capital asset if acquired by the U.S. Holder). Any such gain or loss will be long-term gain or loss if the Equity Warrant disposed of was held for more than one year at the time of disposition.

Expiration of Equity Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of an Equity Warrant a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Equity Warrant. Any such loss generally will be a capital loss (provided that the Common Shares to be issued on the exercise of such Equity Warrant would have been a capital asset if acquired by the U.S. Holder) and will be long-term capital loss if the Equity Warrant was held for more than one year at the time of expiration. Deductions for capital losses are subject to limitations under the Code.

Certain Adjustments to the Equity Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that are to be issued on the exercise of Equity Warrants purchased, or an adjustment to the exercise price of such Equity Warrants, may be treated as a constructive distribution to a U.S. Holder of the Equity Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). Any constructive distributions generally will be taxable (see a more detailed discussion of the rules applicable to distributions made by the Company at “Distributions on Common Shares and Warrant Shares” below).

However, adjustments to the exercise price of the Equity Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of Equity Warrants generally will not be considered to result in a constructive distribution to a U.S. Holder of Equity Warrants. U.S. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares and Warrant Shares

Distributions on Common Shares and Warrant Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares or Warrant Shares and thereafter as a gain from the sale or exchange of such Common Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Common Shares and Warrant Shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Common Shares or Warrant Shares will not be eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” as defined under Section 1(h)(11) of the Code (“QFC”) and certain holding period requirements for the Common Shares or Warrant Shares are met. The Company generally will be a QFC if the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares or Warrant Shares are readily tradable on an established securities market in the United States. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which it pays a dividend or for the preceding tax year (see “Passive Foreign Investment Company Rules” below).

If the Company is not a PFIC, but a dividend paid to a U.S. Holder otherwise fails to qualify for the preferential tax rates discussed above, such a dividend generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Sale or Other Taxable Disposition of Common Shares and Warrant Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares or Warrant Shares a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Such gain generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below).

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares or Warrant Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Because the foreign tax credit rules are complex, U.S. Holders should consult their own tax advisor regarding the foreign tax credit rules.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Common Shares or Warrant Shares, or on the sale, exchange or other taxable disposition of Common Shares, Equity Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares and Warrant Shares.

Passive Foreign Investment Company Rules

If the Company is considered a PFIC within the meaning of Section 1297 of the Code at any time during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Common Shares, Equity Warrants and Warrant Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (the “asset test”). “Gross income” generally includes all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a Subsidiary PFIC and (b) a disposition of shares of a Subsidiary PFIC, both as if the U.S. Holder directly held the shares of such Subsidiary PFIC.

The Company has not determined whether or not it was a PFIC for the current tax year or any prior tax years. It may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership and disposition of Common Shares, Equity Warrants and Warrant Shares will depend on whether such U.S. Holder makes an election to treat the Company (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Equity Warrants and Warrant Shares and (b) any excess distribution paid on the Common Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares or Warrant Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Common Shares, Equity Warrants or Warrant Shares (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution paid on Common Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Common Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Equity Warrants or Warrant Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares and Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC. No such election, however, may be made with respect to Equity Warrants.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as Equity Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, if the Company were a PFIC, the holding period for the Warrant Shares would begin on the date a U.S. Holder acquired the Equity Warrants. This would impact the availability of the QEF Election and Mark-to-Market Election with respect to Warrant Shares. Thus, a U.S. Holder would have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently (see discussion below under “QEF Election” and “Market-to-Market Election”.)

QEF Election

In the event the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of its Common Shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if it is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as Equity Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code on its disposition. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares, and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold on the first day of such year at fair market value. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Equity Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to Common Shares, Equity Warrants and Warrant Shares.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. U.S. Holders should consult their tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Warrant Shares are marketable stock. The Common Shares and Warrant Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. If the Company is a PFIC at the time a U.S. Holder acquires Equity Warrants, a U.S. Holder’s holding period for Warrant Shares received on exercise will include the period during which such U.S. Holder has held the Equity Warrants. In these circumstances, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares, unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired the corresponding Equity Warrants, and the tax regime and interest charge of Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares and any Warrant Shares over (ii) the fair market value of such Common Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Common Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Common Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Equity Warrants and Warrant Shares in the event the Company is a PFIC at any time during such holding period for such Common Shares, Equity Warrants or Warrant Shares.

Information Reporting, Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares, Equity Warrants or Warrant Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders who hold Common Shares, Equity Warrants or Warrant Shares should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on Common Shares and Warrant Shares, and proceeds arising from certain sales or other taxable dispositions of Common Shares, Equity Warrants or Warrant Shares, may be subject to information reporting and backup withholding, at the rate of 28% (possibly increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding; or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding rules.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and by Troutman Sanders LLP with respect to U.S. securities law matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia. The transfer agent and registrar for the Company’s common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

INTEREST OF EXPERTS

Information relating to the Company’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports prepared by the experts listed below and has been included in reliance on such person’s expertise.

None of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, or Michele White, C.P.G., Mark Odell, P.E., Karl Swanson, SME, MAusIMM, John Fox, P.Eng. and Todd W. Johnson, P.E. each being persons who have prepared reports relating to the Company’s mineral properties, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company, other than Todd W. Johnson, who is Vice President of Exploration.

Deloitte & Touche LLP, Chartered Accountants, report that they are independent of the Company in accordance with the rules of professional conduct in British Columbia, Canada. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board.

TECHNICAL AND SCIENTIFIC DISCLOSURE

All scientific and technical information regarding Jerritt Canyon incorporated by reference in this Prospectus has been prepared by, or under the supervision of various Qualified Persons, as defined in NI 43-101; such Qualified Persons are responsible for different aspects of the scientific and technical disclosure in this Prospectus. The Qualified Persons who are responsible for the scientific and technical information regarding Jerritt Canyon are Michele White, C.P.G., Mark Odell, P.E., Karl Swanson, SME, MAusIMM, and John Fox, P.Eng.

All scientific and technical information regarding Ketza River incorporated by reference in this Prospectus has been prepared by, or under the supervision of various Qualified Persons; such Qualified Persons are responsible for different aspects of the scientific and technical disclosure in this Prospectus. The Qualified Persons who are responsible for the scientific and technical information regarding Ketza River are Karl Swanson, SME, MAusIMM, Mark Odell, P.E., Todd W. Johnson, P.E., MAusIMM, and John Fox, P.Eng.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at #1040, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone: 604.683.1102. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form an integral part of this Prospectus:

(a)	The annual information form of the Company for the fiscal year ended December 31, 2011 (the “Annual Information Form”);

(b)	The audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and 2010, together with the notes thereto and the auditors’ reports thereon;

(c)	Management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2011;

(d)	The interim financial statements of the Company for the period ended June 30, 2012;

(e)	Management’s discussion and analysis for the period ended June 30, 2012;

(f)	Management’s information circular prepared in connection with the annual general meeting of shareholders of the Company held on June 27, 2012;

(g)	Management’s information circular prepared in connection with the Special Meeting of shareholders of the Company to be held on October 2, 2012;

(h)	The following material change reports of the Company filed since December 31, 2011, being the end of the Company’s most recently completed financial year:

(i) Dated May 4, 2012 announcing the resignation of the Company’s Chairman;

(ii) Dated May 17, 2012 announcing the closing of a CDN$9.0 million private placement;

(iii) Dated June 21, 2012 announcing the resignation of the Company’s President and Chief Executive Officer and the appointment of Co-Chief Executive Officers;

(iv) Dated October 9, 2012 announcing the change of the Company’s name to “Veris Gold Corp.” and a share consolidation on a 10:1 basis; and

(v) Dated October 10, 2012 announcing the effective date of October 11, 2012 as the date the Company’s shares will begin trading on the Toronto Stock Exchange under the symbol “VG”.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K), such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements and material change reports filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference” above; consent of Deloitte & Touche LLP; consent of Blake, Cassels & Graydon LLP; consents of counsel and engineers; powers of attorney from directors and officers of VG; and form of Indenture between the Registrant and the trustee to be named therein. A copy of the form of warrant indenture or statement of eligibility of trustee on From T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Many of the Company’s directors and officers, and experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the U.S. federal securities laws. The Company has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or ‘‘blue sky’’ laws of any state within the United States, would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the Securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Original purchasers of Warrants to purchase Common Shares or Debt Securities (if offered separately), Units and Subscription Receipts will have a contractual right of rescission against VG in respect of the conversion, exchange or exercise of such Warrant, Unit and Subscription Receipt as the case may be.

The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.